

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________ TO ________

Commission File Number 1-2918

Full title of Plan:

ASHLAND INC. EMPLOYEE SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P. O. Box 391
Covington, Kentucky 41012-0391

Telephone Number: (859) 815-3333



Ashland Inc. Employee Savings Plan

Financial Statements and Schedule

December 31, 2001 and 2000 and for the year ended December 31, 2001

CONTENTS



Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Phone: (513) 621-6454
www.ey.com

Report of Independent Auditors

The Administrator
Ashland Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ashland Inc. Employee Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cincinnati, Ohio
May 24, 2002

Ernst & Young LLP

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2001	2000
Assets		
Investments		
Common stock	$ 156,698,139	$ 121,763,823
Shares of registered investment companies	398,699,841	439,640,203
Common/collective trust	14,127,273	15,609,011
Short duration investments	50,043,711	44,655,212
Short-term investment fund	3,601,052	2,851,272
Investment contracts at contract value	156,127,212	149,142,816
Participant loans receivable at estimated fair value	8,857,080	8,765,087
	788,154,308	782,427,424
Receivables		
Dividends	94,878	1,767,506
Securities	116,939	906,157
Interest	21,503	13,843
Total assets	788,387,628	785,114,930
Liabilities		
Accrued expenses	267,456	592,754
Net assets available for benefits	$ 788,120,172	$ 784,522,176

See accompanying notes to financial statements.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2001

Additions to net assets attributed to:	
Investment income	
Dividends	$ 15,445,337
Interest	10,630,605
Contributions	
Participants	31,681,693
Ashland Inc.	16,076,218
Transfers from other plans	1,030,637
Total additions	74,864,490
Deductions from net assets attributed to:	
Benefits paid to participants	61,994,992
Net realized and unrealized depreciation in fair value of investments	7,825,261
Administrative expenses	159,767
Transfers to other plans	1,286,474
Total deductions	71,266,494
Net change in plan assets	3,597,996
Net assets available for benefits, beginning of year	784,522,176
Net assets available for benefits, end of year	$ 788,120,172

See accompanying notes to financial statements.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Ashland Inc. Employee Savings Plan (Plan) provides only general information. The information provided in this Note and other information in this Form 11-K Annual Report is not intended to be and does not constitute a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA). Instead, this information merely summarizes selected aspects of the Plan. Consult the Summary Plan Description or the Plan document for more information about the Plan. The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description. Ashland Inc. (Ashland), as Plan Administrator, retains all rights to determine, interpret and apply the Plan's terms, as to factual matters and matters of law. This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.

General

The Plan is a contributory, defined contribution plan and covers active regular employees in groups designated by Ashland, the Plan sponsor, as eligible to participate. The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.

Plan participants can exchange all or part of their holdings in the Arch Coal Stock Fund for an investment in any of the other funds available in the Plan, other than the Ashland Inc. Restricted Common Stock Fund. Participants cannot, however, make contributions to the Arch Coal Stock Fund or make exchanges from other funds into the Arch Coal Stock Fund. Depending upon the volume of trading in Arch Coal, Inc. Common Stock, it is possible that trading in the Arch Coal Stock Fund could be periodically suspended. This will allow the trustee to maintain responsible oversight of the transactions within the Plan. Any cash dividend that may be paid on Arch Coal, Inc. Common Stock will be reinvested in the Arch Coal Stock Fund.

Contributions

The Plan allows participants to make pre-tax contributions, pursuant to the terms of the Plan and Section 401(k) of the IRC. The Plan utilizes a safe harbor design under Section 401(k)(12) of the IRC which no longer permits participants to make after-tax contributions. Ashland or its participating subsidiaries also make matching contributions related to participant contributions, subject to applicable limitations in the Plan and IRC. Effective January 1, 2001, the Plan was amended to allow eligible employees to immediately begin making contributions to the Plan upon employment. Ashland's matching contributions begin as soon as is administratively feasible after the eligible employee completes one year of service. Effective January 1, 2002, employees who are eligible to participate in Ashland's executive incentive compensation plan are again eligible to join the Plan, if they are otherwise in a group designated by the Plan sponsor as eligible to participate.

Participating employees may contribute up to 16 percent of their salaries or wages to the Plan. Ashland or its participating subsidiaries contribute $1.10 to the Plan for each $1.00 of a participant's

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

contributions up to 2 percent of Plan eligible compensation. For each $1.00 a participant contributes to the Plan above 2 percent of Plan eligible compensation through 4 percent of Plan eligible compensation, Ashland or its participating subsidiaries contributes $1.00.

Eighty cents of each $1.10 increment of the company contribution on the first 2 percent of a participant's contribution is required to be invested in the Ashland Inc. Restricted Common Stock Fund. Seventy cents of each $1.00 increment of the company contribution on the next 2 percent of a participant's contribution is required to be invested in the Ashland Inc. Restricted Common Stock Fund. The remainder of the company contribution is invested among the available investment alternatives in the same proportion as the participant's own contribution is invested. The portion of the company contribution that must be invested in the Ashland Inc. Restricted Common Stock Fund and the dividends paid on such Common Stock are not eligible for in-service withdrawals and may not be used as security for a loan by a participant from his or her account under the Plan. Plan participants who will be at least age 55 by the end of a calendar year are allowed once each year to elect to diversify a portion of their company matching contribution that is invested in the Ashland Inc. Restricted Common Stock Fund. From age 55 through age 59, the amount that may be subject to this election is 25 percent of the amounts contributed by the company, determined on a cumulative basis. From and after age 60, the applicable percentage is increased to 50 percent, determined on a cumulative basis.

Effective March 1, 2000, the portion of each participant's account that is required to be invested in the Ashland Inc. Restricted Common Stock Fund was designated as and converted to an employee stock ownership plan (ESOP). Therefore, the portion of each company matching contribution that is required to be invested in Ashland Inc. Common Stock will be allocated to this ESOP portion of the Plan. The company may direct that dividends paid on the Ashland Inc. Common Stock allocated to the ESOP portion of the Plan be passed through and paid directly to participants and beneficiaries.

Effective January 1, 2002, the rules regarding participant contributions changed in response to tax law changes. Beginning that date, participants may contribute from 1 to 50 percent of eligible compensation in whole number percentage increments. Excluding catch-up contributions, participants cannot contribute more than $11,000 in 2002. The maximum annual contribution from compensation for future years is as follows:

Years	Amount
2003	$ 12,000
2004	13,000
2005	14,000
2006 and later *	15,000

* Adjusted in later years for inflation.

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

A participant that is age 50 or older by the end of a calendar year has the opportunity to make catch-up contributions. Catch-up contributions are pre-tax contributions from an eligible participant's compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit. Therefore, the eligible participant's contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before any contributions are characterized as catch-up contributions. The maximum annual catch-up contribution for 2002 is $1,000. The maximum allowed catch-up contribution is presently scheduled to increase by $1,000 each year until it reaches $5,000 in 2006. After 2006, the maximum amount will be adjusted for inflation under IRS rules.

Plan participants age 55 or older are permitted to transfer a designated portion of their Leveraged Employee Stock Ownership Plan (LESOP) accounts to their accounts in the Ashland Inc. Employee Savings Plan during annual election periods. Amounts subject to this election in the LESOP are first transferred to the unrestricted Ashland Inc. Common Stock Fund account in the Plan of electing participants. Those participants can then choose to transfer the transferred amounts from the unrestricted Ashland Inc. Common Stock Fund to other investment options in the Plan. During October 2001, 27,392 shares of Ashland Inc. Common Stock were transferred from the LESOP accounts of the electing participants to their corresponding unrestricted Ashland Inc. Common Stock Fund accounts in the Plan.

Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2001, the Plan offered 15 investment options. Effective May 1, 2002, the Plan offers a total of 184 investment options.

Participant Loans

Employees who participate in the Plan may borrow from their account for any reason and may hold up to 2 loans at any one time. Loans must be repaid within 5 years. Interest is based on the prime rate on the last day of the month before the loan is made plus 1 percent, and is credited to the employee's account. Loan initiation and maintenance fees are deducted from the employee's Plan account and paid directly to the trustee.

Vesting

The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee's length of participation in the Plan or service with the employer. However, in order to preserve the qualified status of the Plan with the Internal Revenue Service, there are certain restrictions pertaining to the employee's right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries. Vested benefits are forfeited if a participant or beneficiary entitled to a benefit cannot be located. If such a participant or beneficiary makes a proper claim in accordance with Plan requirements, the benefit which was forfeited shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Payments of Benefits

Participants may withdraw a certain portion of their account while employed. The portion which can be withdrawn depends upon whether the employee is age 59-½ at withdrawal and the source of funds. Only one such withdrawal is allowed in any 12 month period and the withdrawal cannot exceed the current value of the total account.

Amounts in the Restricted Company Match Account cannot be withdrawn while employed. However, eligible participants who are age 55 may elect to diversify a portion of their Restricted Company Match Account. Upon termination of employment, an employee (or beneficiary in the event of death) may receive the entire value of the account. The employee or beneficiary may elect to receive the withdrawal in a lump sum or in monthly, quarterly or annual installments.

Plan Termination

Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA. No accounting treatment or funding of the Plan shall be deemed evidence of an intent to limit in any way the right to amend or terminate the Plan.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting. All costs and expenses of administering the Plan are paid by Ashland, except that fees are paid to the investment managers from their respective funds. The preparation of the financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Investment Valuation

Investments are accounted for at fair value based on the closing market price for investments traded on an exchange, on bid price for other listed investments, at quoted market price that represents the net asset value of shares of registered investment companies, at contract value (which approximates fair value) for investment contracts because they are fully benefit responsive, and at cost (which equals market) for commingled short-term investment funds. The participants' loans receivable are valued at their outstanding balances, which approximate fair value. The cost of investments disposed of is determined on the basis of average historical cost. Income or loss, less investment management fees, is allocated to members' accounts on the basis of each member's proportionate interest in the fund. The value of the fund, and the value of each member's interest, will fluctuate with the carrying value of the securities in which the fund is invested.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

NOTE C - INVESTMENTS

The fair values of individual investments that represent 5 percent or more of the net assets of the Plan at December 31, 2001 and 2000 are as follows:

	December 31	
	2001	2000
Ashland Inc. Common Stock *	$ 147,213,943	$ 114,204,420
Fidelity Equity Income II Fund	116,972,722	131,237,829
Fidelity Contrafund Fund	115,825,577	141,740,230
Fidelity Management Trust Company Short Duration Portfolio	50,043,711	44,655,212
Fidelity Government Income Fund	46,985,391	41,594,876

* Includes nonparticipant-directed investment

The assets of the Plan are held by the trustee, Fidelity Trust Company. During 2001, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $7,825,261 as follows:

Shares of registered investment companies	$ (40,950,278)
Short duration investments	(2,679,507)
Common/collective trust	(1,867,684)
Ashland Inc. Common Stock	35,688,017
Arch Coal, Inc. Common Stock	1,984,191
	$ (7,825,261)

The average yield of investment contracts owned by the Plan and the average crediting interest rate was 6.25 percent at December 31, 2001, compared to 6.8 percent at December 31, 2000. Generally, the crediting interest rate is determined on a quarterly basis by the contract issuers. The minimum crediting interest rate typically allowed under the contracts is zero percent.

During the Plan year ended December 31, 2001, the Plan received the following cash dividends:

Ashland Inc. Common Stock	$ 3,475,131
Arch Coal, Inc. Common Stock	99,894
Other investments	11,870,312
	$ 15,445,337

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the restricted company match invested in Ashland Inc. Common Stock is as follows:

	December 31	
	2001	2000
Net assets:		
Ashland Inc. Common Stock	$ 59,756,222	$ 38,552,930
Short-term investment funds	961,787	352,415
Net receivables (payables)	(361,328)	317,018
	$ 60,356,681	$ 39,222,363

	Year Ended December 31, 2001
Changes in net assets:	
Dividends	$ 1,310,464
Interest income	28,077
Contributions	11,486,924
Benefits paid to participants	(2,012,207)
Net appreciation in investments	12,246,658
Administrative expenses	(21,157)
Transfers to other plans	(1,286,474)
Interfund transfers	(617,967)
	$ 21,134,318

NOTE E - TRANSACTIONS WITH RELATED PARTIES

The Plan has investments in common stock of Ashland. Ashland pays certain administrative costs associated with the Plan and does not charge the Plan for services it performs on behalf of the Plan.

NOTE F - TAX STATUS OF THE PLAN

On February 6, 1997, the Internal Revenue Service ruled that the Plan qualifies under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to the receipt of this determination letter, the Plan was completely amended and restated to comply with various legal and other changes. On February 15, 2002, Ashland applied for a determination letter with the Internal Revenue Service stating that the Plan remains qualified under the IRC. While the determination letter has not yet been received, Ashland believes that the Plan, as amended, remains qualified and, therefore, the related trust is tax exempt.

Ashland Inc. Employee Savings Plan

Employer Identification Number 61-0122250
Plan Number 334

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue	Description of Investment Including Number of Shares or Principal Amount	Cost	Current Value
Common Stock:			
* Arch Coal, Inc. Common Stock	417,809 shares	$ 3,014,666	$ 9,484,196
* Ashland Inc. Common Stock	3,194,747 shares	122,705,990	147,213,943
		$ 125,720,656	$ 156,698,139
Shares of Registered Investment Companies:			
* Fidelity Blue Chip Growth Fund	696,647 shares	$ 36,842,493	$ 29,914,022
* Fidelity Contrafund Fund	2,708,102 shares	131,180,642	115,825,577
* Fidelity Equity Income II Fund	5,562,183 shares	134,549,890	116,972,722
* Fidelity Government Income Fund	4,712,677 shares	46,472,968	46,985,391
* Fidelity Low Priced Stock Fund	1,287,510 shares	29,464,629	35,303,520
* Fidelity Overseas Fund	206,481 shares	24,191,039	18,549,071
Franklin Small Cap Growth Fund I	596,592 shares	24,608,349	18,595,787
PIMCO Mid-Cap Growth Fund, Class A	406,398 shares	10,405,160	7,851,617
PIMCO Total Return Fund, Class ADM	831,944 shares	8,678,012	8,702,134
Total Shares of Registered Investment Companies		$ 446,393,182	$ 398,699,841
Common/Collective Trust			
* Fidelity US Equity Index Commingled Pool	418,586 shares	$ 15,572,544	$ 14,127,273
Short Duration Investments			
* Fidelity Management Trust Company Short Duration Portfolio	2,733,135 shares	$ 45,428,200	$ 50,043,711
Short-term Investment Funds			
* Fidelity Management Trust Company Institutional Cash Portfolio	3,601,052 shares	$ 3,601,052	$ 3,601,052
Investment Contracts at Contract Value			
Aetna Life Insurance and Annuity Co. #14613			
Aetna Separate Account #431, 6.42%, due 12/31/04	14,515,715	14,515,715	14,515,715
Aetna Life Insurance and Annuity Co. wrapper	(1,088,217)	(1,088,217)	(1,088,217)
Allstate Life Insurance Co. #77127			
Federal National Mortgage Co., 5.13%, due 2/13/04	4,213,692	4,213,692	4,213,692
United States Treasury, 5.88%, due 11/15/04	1,599,323	1,599,323	1,599,323
Allstate Life Insurance Co. wrapper	(79,626)	(79,626)	(79,626)
Bank of America NT & SA #01-030			
INVESCO Group Trust: Lambda 99-3Q-4.OyD, 5.41%, due 12/25/12	6,490,299	6,490,299	6,490,299
Bank of America NT & SA wrapper	(124,003)	(124,003)	(124,003)
Bank of America NT & SA #01-097			
INVESCO Group Trust: Interm, 5.49%, due 6/30/05	9,315,762	9,315,762	9,315,762
Bank of America NT & SA wrapper	(56,501)	(56,501)	(56,501)
Business Men's Assurance-MBIA Insured #1337, 5.75%, due 11/17/03	2,976,515	2,976,515	2,976,515
Business Men's Assurance-MBIA Insured #1369, 6.22%, due 5/10/04	5,198,935	5,198,935	5,198,935
Caisse des Depots (CDC) #1143-01			
INVESCO Group Trust: HQ Struct Secs., 4.48%, due 4/30/04	9,538,495	9,538,495	9,538,495
Caisse des Depots (CDC) wrapper	54,233	54,233	54,233
Continental Assurance Co. #25702-101			
INVESCO Group Trust: Interm, 5.67%, due 6/30/05	12,967,642	12,967,642	12,967,642
Continental Assurance Co. wrapper	(452,727)	(452,727)	(452,727)
Continental Assurance Co. #63005570			
INVESCO Group Trust: Beta, 5.66%, due 12/17/12	7,724,031	7,724,031	7,724,031
Continental Assurance Co. wrapper	(217,726)	(217,726)	(217,726)
GE Life & Annuity Assurance Co. #GS-3531, 5.55%, due 3/29/04	1,564,617	1,564,617	1,564,617
Jackson National Life #G-1254-1, 5.03%, due 1/25/02	5,023,585	5,023,585	5,023,585
John Hancock Life Insurance #14385-GAC, 5.54%, due 7/25/05	3,376,875	3,376,875	3,376,875
JP Morgan Chase Bank #429039-T			
Federal National Mortgage Co., 7.00%, 7/15/05	2,801,008	2,801,008	2,801,008
Ford Auto Owners Trust, 6.74%, due 9/15/03	1,554,225	1,554,225	1,554,225
Ford Auto Owners Trust, 6.77%, due 2/15/04	1,586,670	1,586,670	1,586,670
Ford Auto Owners Trust, 6.56%, due 4/15/03	2,092,300	2,092,300	2,092,300
WFS Financial Owners Trust, 6.76%, due 4/20/02	2,805,943	2,805,943	2,805,943
JP Morgan Chase Bank wrapper	(1,162,230)	(1,162,230)	(1,162,230)
Metropolitan Life Insurance Co. #25793, 5.89%, due 2/2/04	2,106,210	2,106,210	2,106,210
Metropolitan Life Insurance Co. #GAC-25716, 7.09%, due 1/5/04	2,161,586	2,161,586	2,161,586
Monumental Life Insurance Co. #00210FR, 7.12%, due 10/16/03	2,173,712	2,173,712	2,173,712
Monumental Life Insurance Co. #00091TR			
Dayton Hudson Master Trust, 5.90%, due 7/25/03	4,669,290	4,669,290	4,669,290
Federal National Mortgage Co., 7.00%, due 7/15/05	3,361,209	3,361,209	3,361,209
Monumental Life Insurance Co. wrapper	(322,405)	(322,405)	(322,405)
Monumental Life Insurance Co. #00207TR			
INVESCO Group Trust: Lambda 98-4Q-3.0yD, 5.47%, due 12/17/12	4,471,848	4,471,848	4,471,848
Monumental Life Insurance Co. wrapper	(109,035)	(109,035)	(109,035)
New York Life Insurance Co. #GA-31239, 5.88%, due 2/10/04	3,155,091	3,155,091	3,155,091
State Street Bank & Trust #98100			
United States Treasury, 5.88%, due 11/15/04	1,599,323	1,599,323	1,599,323
State Street Bank & Trust wrapper	(26,446)	(26,446)	(26,446)
State Street Bank & Trust #98237			
INVESCO Group Trust: Theta, 7.08%, due 3/31/04	21,013,824	21,013,824	21,013,824
State Street Bank & Trust wrapper	(730,750)	(730,750)	(730,750)
SunAmerica Life Insurance Co. #4822A, 6.09%, due 7/14/03	6,127,281	6,127,281	6,127,281
UBS AG #5031			
AmSouth, 6.67%, due 8/15/03	4,133,536	4,133,536	4,133,536
Federal Home Loan Mortgage Co., 5.25%, due 1/15/06	1,567,719	1,567,719	1,567,719
Ford Auto Owners Trust, 7.09%, due 3/15/03	1,591,728	1,591,728	1,591,728
Sears Credit Account Trust, 6.45%, due 11/15/05	3,176,583	3,176,583	3,176,583
United States Treasury, 6.63%, due 5/15/07	4,208,428	4,208,428	4,208,428
UBS AG wrapper	(420,355)	(420,355)	(420,355)
Total Investment Contracts		$ 156,127,212	$ 156,127,212
Participant Loans Receivable at Estimated Fair Value	6% to 10.5%	--	$ 8,857,080
		$ 792,842,846	$ 788,154,308

* Indicates parties-in-interest to the Plan

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

Date: June 21, 2002

By David L Hausrath

David L. Hausrath
Vice President and General Counsel

Exhibit Index

Exhibit No.	Exhibit
23	The Consent of Ernst & Young
99(a)	Copy of Ashland Inc. Employee Savings Plan, as amended
99(b)	Copy of Trust Agreement under Ashland Inc. Employee Savings Plan, as amended

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-32612) pertaining to the Ashland Inc. Employee Savings Plan of our report dated May 24, 2002, with respect to the financial statements and supplemental schedule of the Ashland Inc. Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Cincinnati, Ohio
June 21, 2002

Ernst & Young LLP

Exhibit 99(a)

ASHLAND INC.

EMPLOYEE SAVINGS PLAN

AMENDED & RESTATEED
GENERALLY EFFECTIVE JANUARY 1, 1997

ASHLAND INC.

EMPLOYEE SAVINGS PLAN

WHEREAS, Ashland Inc. established the Ashland Inc. Employee Savings Plan (which was known as the Ashland Inc. Employee Thrift Plan before October 1 1995) originally effective June 1, 1964 for the benefit of employees eligible to participate therein;

WHEREAS, the aforesaid Plan was amended from time to time and, as so amended, was completely amended and restated effective October 1, 1976 to comply with the provisions of the Employee Retirement Income Security Act of 1974;

WHEREAS, the aforesaid amended and restated Plan was further amended from time to time and was completely amended and restated effective October 1, 1980, and again restated effective October 1, 1983, and again restated effective October 1, 1985, and again restated effective October 1, 1989 and again restated effective October 1, 1995;

WHEREAS, Article 20 of the aforesaid amended and restated Plan, reserves to Ashland Inc. the right to further amend the Plan; and

WHEREAS, Ashland Inc. desires to make further amendments to the Plan and to incorporate such amendments into a completely restated Plan;

NOW, THEREFORE, Ashland Inc. does hereby further amend and restate the Ashland Inc. Employee Savings Plan, generally effective as of January 1, 1997, except as otherwise indicated, and provided that amendments which were made hereto from and after the Plan's last effective date of restatement through the date on which this restatement was executed shall be effective as of the dates that were specified under each such amendment, whether or not such effective dates are specified hereinafter, in accordance with the following terms and conditions:

ARTICLE 1
PURPOSE OF PLAN

1.1 Designation.

(a) General. The Plan is designated the "Ashland Inc. Employee Savings Plan." The Plan is also designated as a discretionary contribution plan under Section 401(a) of the Code to which contributions may be made without regard to the current or accumulated earnings and profits of the respective Participating Companies for the taxable years thereof ending with or within the Plan Year, and whose assets may be invested, without limitation, in qualifying employer securities as defined in Section 407(d)(5) of ERISA.

(b) ERISA 404(c). It is intended that the Plan be a plan described in Section 404(c) of ERISA, to the extent that the terms and operation of the Plan comply with those provisions; therefore, fiduciaries of the Plan may be relieved of any liability for any losses which are the direct and necessary result of investment instructions given by a Member or Beneficiary.

(c) Testing Method. The Plan is designated as utilizing the current year testing method, as described in Notice 98-1 and as allowed in Section 401(k)(3)(A) of the Code, for the Plan Years of 1997 and 1998. Effective January 1, 1999, the Plan is designated as an ADP test safe-harbor plan, as described in Notice 98-52, as modified in Notice 2000-3, and as allowed in Section 401(k)(12)(B) of the Code. As a result of such designation, with respect to Compensation received by Members on and after January 1, 1999, Members will only be eligible to make salary reduction elections, as described in Article 6, that are allocated to the Members' Tax Deferred Accounts. Also as a result of such designation, amounts attributable to Participating Company contributions allocated to Members' Accounts after December 31, 1998, and distributions after December 31, 1998, of amounts from or attributable to Members' Restricted Company Match Accounts shall, in addition to any other applicable restrictions on distributions, not be distributable to a Member before the occurrence of an event described in Section 401(k)(2)(B) of the Code, except that the same may not be distributed on account of the hardship of a Member. Finally, as a result of such designation,

Members that are eligible to make salary reduction contributions under Article 6 shall receive the notice required by Section 401(k)(12)(D) of the Code. Such notice will be provided at or around the time of eligibility to participate and annually thereafter. The annual notice will be provided at least 30 days but not more than 90 days before the start of the next Plan Year.

(1) Top-Heavy. Effective January 1, 2002, so long as the Plan consists solely of a Plan that meets the applicable requirements of Code sections 401(k)(12) and 401(m)(11), the top-heavy requirements of Code section 416 and the provisions of Article 24 shall not apply.

(d) ESOP. Effective March 1, 2000, the Restricted Company Match Account is designated as an employee stock ownership plan, qualified under sections 401(a) and 4975(e)(7) of the Code, whose assets may be invested, without limitation, in qualifying employer securities, as defined in Section 407(d)(5) of ERISA, and provide benefits for the Participating Companies' eligible employees and their beneficiaries primarily through the distribution of Ashland Inc. common stock or other Employer Securities (as defined in Section 2.1(ac) of the Plan).

1.2 Purpose. The purpose of the Plan is to provide retirement and other benefits for the Members and their respective beneficiaries. To provide such benefits, the Participating Companies propose to make such contributions as directed and determined by the Sponsoring Company in accordance with the provisions of the Plan. Except as otherwise provided by the Plan and by law, the assets of the Plan shall be held for the exclusive benefit of Members and their beneficiaries and defraying reasonable expenses of administering the Plan, and it shall be impossible for any part of the assets or income of the Plan to be used for, or diverted to, purposes other than such exclusive purposes.

1.3 Plan Mergers.

(a) Ballenger and SuperAmerica. Effective as of December 31, 1995, with respect to accounts formerly held under the Ballenger Paving Company, Inc. 401(k) Employee Savings Plan (the "Ballenger Plan") and effective as of April 1, 1996, with respect to accounts formerly held under the SuperAmercia Hourly Associates Savings Plan (the "SuperAmerica Plan"), the Ballenger Plan and SuperAmerica Plan shall, as of their respective effective dates, be merged with and become a part of this Plan. The actual transfer of accounts from each of these plans to this

Plan shall be made as part of the said plan mergers on such date as shall be determined and agreed to by and between the Sponsoring Company and the Trustee and the trustee of the applicable plan being merged herein. After each such account is transferred to the Plan, each such account shall be held and administered pursuant to the terms of this Plan; provided, however, notwithstanding anything contained herein to the contrary, the Section 411(d)(6) protected benefits (as defined under Treas. Reg. §1.411 (d) - 4) associated with each such account shall be preserved under this Plan. The accounts which are so transferred and merged into this Plan shall be placed in and shall be a part of the applicable Member's Account hereunder, and for purposes of determining service hereunder, the Member's prior service under the plan being merged herein shall count hereunder to determine such Member's Period of Service, and, for purposes of applying the withdrawal rules under this Plan, this Plan shall refer to the applicable date of allocation of employer contributions under such plan.

(b) Superfos Related Plans. Effective on or after August 31, 2000, the accounts formerly held under the Shears Construction, LP 401(k) Retirement Savings Plan that are designated by the Plan Administrator or its delegate and effective on or after September 18, 2000, the accounts formerly held under the Superfos and Affiliates 401(k) Plan, the JB Coxwell Contracting, Inc. 401(k) Plan and the Harper Brothers Construction, Inc. 401(k) Profit Sharing Plan that are designated by the Plan Administrator or its delegate, shall, as of their respective effective dates, be merged with and become a part of this Plan. The actual transfer of accounts from each of these plans to this Plan shall be made as part of the said plan mergers on such date as shall be determined and agreed to by and between the Sponsoring Company and the Trustee and the trustee of the applicable plan being merged herein. After each such account is transferred to the Plan, each such account shall be held and administered pursuant to the terms of this Plan. The investment options into which the transferred assets are initially placed shall be similar to those in which they were invested prior to the merger, as determined by the Plan Administrator or its delegate. To accomplish the said merger, the Plan Administrator shall implement such procedures, as it deems appropriate or convenient. These may include but not be limited to suspending account transactions for a period of time following the merger. The Section 411(d)(6) protected benefits as defined under applicable Treasury regulations and other pronouncements shall be preserved; provided, however, that changes may be made to them after the merger allowed under law and Treasury or Internal Revenue Service interpretations. The accounts that are so transferred and merged into this Plan shall be placed in and shall be a part of the applicable Member's existing Account hereunder, if the Member has one. For purposes of applying the withdrawal rules under this Plan to the merged assets, this Plan shall refer to the applicable date of allocation of employer contributions under the plan from which the assets were transferred. Nevertheless, if that is not administratively convenient, then the transferred assets shall be deemed contributed on the date of transfer hereto for purposes of applying the withdrawal rules of the Plan. Effective for distributions on or after September 6, 2000, the assets of the accounts formerly held under the Shears Construction, LP 401(k) Retirement Savings Plan may only be distributed to Members in a form allowed by Section 13.3(a). Any optional form of benefit that would have otherwise applied to such assets before the effective date of Treas. Reg. §1.411(d)-4, Q&A-2(e) shall no longer apply. Notwithstanding anything in the foregoing to the contrary, the change to the optional forms of distribution available for the assets that were transferred from the Shears Construction, LP 401(k) Retirement Savings Plan and merged herewith shall not apply to a Member whose benefit consists in whole or in part of assets transferred from the said Shears Plan and whose benefit is distributed before the earlier of (i) the 90th day after the Member is furnished a summary of material modifications that describes the deletion of the otherwise preserved optional forms of distribution; or;(ii) January 1, 2002.

(c) Conforming Distribution Options. Effective January 1, 2002, except to the extent already accomplished by Section 13.3(b) as in effect on January 1, 2001, the distribution options available for any amounts transferred, merged, consolidated or otherwise contributed to the Plan from a source outside of the Plan shall only be those distribution options otherwise available under the Plan to the extent allowed by Code sections 411(d)(6)(D) and (E).

ARTICLE 2

DEFINITIONS

2.1 As used in the Plan:

(a) "Account" shall mean all of the separate accounts maintained for each Member under the provisions of Article 10 of the Plan (excepting, however, the accounts which comprise such Members' Tax Deferred Account, if any, and Restricted Company Match Account) reflecting such Member's contributions to the Trust under the provisions of Article 5 of the Plan and reflecting Participating Company contributions to the Trust allocated on behalf of such Member under the provisions of Article 7 of the Plan, as adjusted in accordance with the provisions of Section 10.3 of the Plan.

(b) "Actual Contribution Percentage" shall mean, for the Highly Compensated Eligible Employees and the Non-Highly Compensated Eligible Employees for a Plan Year, the average of the ratios, calculated separately for each person in each such group, of the amount, if any, of -

(1) such person's Member contributions allocated to such person's Account under Article 5;

(2) such person's Participating Company contributions allocated to such person's Account under Article 7; and

(3) such person's Participating Company contributions allocated to such person's Restricted Company Match Account under Article 7, to the extent such contributions are not treated as Member contributions allocated to such person's Tax Deferred Account under Article 6 pursuant to the terms of Section 2.1 (c) of the Plan for such Plan Year to the person's Actual Deferral Percentage Compensation for such Plan Year.

For purposes of computing the Actual Contribution Percentage of any Highly Compensated Eligible Employee, the amount of contributions, if any, allocated to such individual's Account and Restricted Company Match Account (to the extent such contributions are considered in calculating the Actual Contribution Percentage under this paragraph (b) of Section 2.1 of the Plan) for such Plan Year shall be combined with any other contributions by or on behalf of such individual intended to be made under Section 401(m) of the Code to any other plan (if any) which allows such contributions, maintained by the Sponsoring Company or maintained by an Affiliated Company, which are made by or on behalf of such individual from and after the time any such plan was so maintained, except to the extent that such other plan (if any) cannot be aggregated with this Plan under Treas. Reg. Section 1.410(b)-7(c), or any successor thereto.

(c) "Actual Deferral Percentage" shall mean, for the Highly Compensated Eligible Employees and the Non-Highly Compensated Eligible Employees for a Plan Year, the average of the ratios, calculated separately for each person in each such group, of the amount of -

(1) contributions, if any, allocated to such person's Tax Deferred Account under Article 6; and

(2) such person's Participating Company contributions allocated to such person's Restricted Company Match Account under Article 7, to the extent the Sponsoring Company decides to treat such contributions for purposes of this paragraph (c) as Member contributions allocated to such person's Tax Deferred Account under Article 6 for such Plan Year to the person's Actual Deferral Percentage Compensation for such Plan Year.

For purposes of computing the Actual Deferral Percentage of any Highly Compensated Eligible Employee, the amount of contributions, if any, allocated to such individual's Tax Deferred Account and Restricted Company Match Account (to the extent such contributions are considered in calculating the Actual Deferral Percentage under this paragraph (c) of Section 2.1 of the Plan) for such Plan Year shall be combined with any other contributions of such individual intended to be made under Section 401(k) of the Code to any other plan (if any) which allows such contributions maintained by the Sponsoring Company or maintained by an Affiliated Company, which are made by such individual from and after the time any such plan was so maintained, except to the extent that such other plan (if any) cannot be aggregated with this Plan under Treas. Reg. Section 1.410(b)-7(c), or any successor thereto.

(d) "Actual Deferral Percentage Compensation" shall mean the Compensation received during the Plan Year by an Employee.

(e) "Affiliated Company" shall mean each of the following for such a period of time as is applicable under Section 414 of the Code:

(1) a corporation which, together with a Participating Company is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code (as modified by Section 415(h) thereof for the purposes of Article 5, and the applicable regulations thereunder);

(2) a trade or business (whether or not incorporated) with which a Participating Company is under common control within the meaning of Section 414(c) of the Code (as modified by Section 415(h) thereof for the purposes of Article 5, and the applicable regulations thereunder);

(3) an organization which, together with a Participating Company, is a member of an affiliated service group (as defined in Section 414(m) of the Code); and

(4) and any other entity required to be aggregated with a Participating Company pursuant to regulations under Section 414(o) of the Code.

Notwithstanding anything to the contrary contained herein, effective July 1, 1997, for purposes of determining an Employee's eligibility to participate hereunder and for purposes of determining a Member's vested benefit hereunder, but not for purposes of determining whether an individual is entitled to accrue a benefit hereunder for a particular Plan Year, Arch Coal, Inc. and the entities with which it is aggregated and considered as a single employer under Sections 414(b), (c), (m) and (o) of the Code shall be included within the meaning of "Affiliated Company" hereunder. Effective on and after March 29, 2000, however, Arch Coal, Inc. (the successor to Ashland Coal, Inc.) and the entities with which it is aggregated and considered a single employer under section 414(b), (c), (m) and (o) of the Code shall not be included within the meaning of Affiliated Company hereunder.

(f) "Beneficiary" shall mean the person or persons entitled to receive the distributions, if any, payable under the Plan pursuant to the applicable provisions of Articles 11 and 13 of the Plan, upon or after a Member's death, as such Member's Beneficiary. Each Member may designate a Beneficiary by filing a written designation thereof over his signature with the Sponsoring Company in such form and manner as the

Sponsoring Company may prescribe from time to time. A designation shall be effective upon its receipt by the Sponsoring Company, retroactive to the date such Member signed such designation, provided that it is so filed during such Member's lifetime. The last effective designation received by the Sponsoring Company shall supersede all prior designations, provided that any designation shall only be effective if the Beneficiary survives the Member. A Member may designate one or more contingent Beneficiaries to receive any distributions in the event the primary Beneficiary (or Beneficiaries) does not survive the Member and may change his Beneficiary designation from time to time as provided above; provided however, the spouse to whom the Member was married on his date of death shall be such Member's Beneficiary, unless the spouse waives the right to be the Beneficiary and consents to the designation of another as follows:

(1) the spouse's consent and waiver is in writing and it is witnessed by either a notary public or Plan representative;

(2) the waiver and consent specify the alternate Beneficiary including any class of Beneficiaries, which may not be changed without spousal consent, except that if a trust is named as the Beneficiary, the beneficiaries under such trust may be changed without additional spousal consent;

(3) the waiver and consent specify the form of benefit payment (if applicable) which may not be changed without spousal consent; and

(4) the spouse's consent acknowledges the effect of the consent and waiver.

Notwithstanding anything to the contrary contained in (2) and (3) immediately above, a spouse may execute a general consent and waiver which permits the Member to change alternate Beneficiaries and/or forms of benefit payment (if applicable) without spousal consent if, in such general consent and waiver, the spouse acknowledges his right to limit consent to a specific beneficiary and/or specific form of benefit, where applicable, and the spouse voluntarily elects to relinquish either or both of such rights. Any consent and waiver is only effective with respect to the spouse who signed such consent and is not effective with respect to any subsequent spouse. However, if it is established to the satisfaction of the Sponsoring Company that a written consent and waiver cannot be obtained because there is no spouse or the spouse cannot be located or because of such other circumstances as may be provided in Treasury regulations, then a Member's designation will be deemed effective without the need to comply with (1) through (4) above of this paragraph (f).

If a Member fails to designate a Beneficiary, or if no designated Beneficiary survives the Member or dies simultaneously with the Member or under circumstances making it impossible to determine whether such Beneficiary survived such Member, the Member shall be deemed to have designated one of the following as Beneficiary (if living at the time of the Member's death) in the following order of priority: (i) the surviving spouse, and (ii) the Member's estate. If the Sponsoring Company shall be in doubt as to the right of any person as a Beneficiary, payment may be made to the Member's estate and such payment shall be in full satisfaction of any and all liability of the Plan (or any other person or entity) to any person claiming under or through such Member. Whenever the rights of a Member are stated or limited in the Plan, his Beneficiaries shall be bound thereby.

To the extent consistent with the provisions of Section 401(a)(9) of the Code and the regulations thereunder, the Member's Beneficiary as determined under this Section 2.1(f) shall be his "designated beneficiary" as defined under said Section and regulations.

(g) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time. References to any Section of the Code shall include any successor provision thereto.

(h) "Compensation" shall mean the salary and wages (or, if an Employee is not paid a fixed salary or wages, such other compensation as determined by the Sponsoring Company) paid by a Participating Company to an Employee during the Plan Year, including commissions, payroll continuation for sickness, overtime pay, shift premium, and vacation pay, if any, any amounts contributed to the Member's Tax Deferred Account, and any amounts excluded from the Member's income under Sections 401(k), 402(h), 403(b) or 125 of the Code; provided, however, Compensation shall not include (i) incentive compensation bonuses, but, effective October 1, 1999, Compensation shall include variable pay and bonus amounts paid to Members who are not eligible for the Sponsoring Company's incentive compensation bonus program, (ii) amounts contributed by a

Participating Company or Affiliated Company under any employee benefit plan (other than amounts contributed to a Member's Tax Deferred Account under this Plan and any amounts excluded from the Member's income under Sections 401(k), 402(h), 403(b) or 125 of the Code), (iii) amounts paid to a Member under the Ashland Inc. ERISA Forfeiture Plan or any successor plan thereto, (iv) amounts paid to a Member as stock appreciation rights through the Ashland Inc. Long Term Incentive Plan or the Amended Stock Incentive Plan for Key Employees of Ashland Inc. and its Subsidiaries or any successor or similar plans thereto, (v) allowances paid by reason of foreign assignment, which are not a part of such Member's base United States salary as determined by the Sponsoring Company; and (vi) remuneration determined to be disregarded under this paragraph (h) by the Sponsoring Company under rules uniformly applicable to all employees similarly situated; (vii) severance pay paid on or after November 1, 1992; (viii) amounts deferred under and amounts paid from any nonqualified salary deferral plan; and (ix) effective January 1, 2000, amounts paid for waiving benefits under the Sponsoring Company's flexible benefits program. Notwithstanding anything in the foregoing to the contrary, the Compensation of each Member taken into account under the Plan for any Plan Year shall not exceed $150,000 as adjusted at the same time and manner as the adjustments under Section 415(d) of the Code, and any such adjustment for a calendar year shall apply to the Plan Year which begins with or within such calendar year and such adjustments shall only be made in increments of $10,000, rounded down to the next lowest multiple of $10,000, with the base period for determining this annual adjustment being the calendar quarter beginning October 1, 1993. Effective for Plan Years beginning on and after January 1, 2002, the Compensation of each Member taken into account under the Plan for any Plan Year shall not exceed $200,000. This amount shall be adjusted at the same time and manner as the adjustments under Section 415(d) of the Code. Any such adjustment for a calendar year shall apply to the Plan Year that begins with or within such calendar year. These adjustments shall only be made in increments of $5,000, rounded down to the next lowest multiple of $5,000, with the base period for determining this annual adjustment being the calendar quarter beginning July 1, 2001.

(i) "Employee" shall, except as otherwise provided, mean any person who is an employee of one or more Participating Companies. The term Employee shall not include: (i) any person included in a unit of employees covered by a collective bargaining agreement between employee representatives and one or more Participating Companies unless such bargaining agreement specifically provides otherwise; (ii) any leased employees as defined in Section 414(n) of the Code; (iii) any person compensated on an hourly rate or other rate basis if such employee is not included in a designated eligible payroll classification code so designated by the Sponsoring Company; and (iv) any employee not included in a designated eligible payroll classification code so designated by the Sponsoring Company, which shall include those employees acquired as part of the acquisition of Superfos a/s and its US subsidiaries until the later of the date such employees are transferred to a designated eligible payroll classification code by the Sponsoring Company or January 1, 2000. For purposes of this section 2.1(i), a United States citizen who is an employee (a) of a foreign subsidiary (as defined in Section 3121(l)(8) of the Code) of a domestic Participating Company which is the subject of an agreement entered into by such domestic Participating Company under Section 3121(l) of the Code and as to whom contributions under a funded plan of deferred compensation are not provided by any person other than such domestic Participating Company with respect to the remuneration paid to such United States citizen by such foreign subsidiary, or (b) of a domestic subsidiary (as defined in Section 407(a)(2)(A) of the Code) of a domestic Participating Company and as to whom contributions under a funded plan of deferred compensation are not provided by any person other than such domestic Participating Company with respect to the remuneration paid to such United States citizen by such domestic subsidiary, shall be deemed to be an employee of such domestic Participating Company. For purposes of this section 2.1(i), under rules of general application, a former employee of a Participating Company who is temporarily on leave of absence from employment with such Participating Company in order to render services to an Affiliated Company or other affiliate of a Participating Company, may be deemed an Employee of such Participating Company during such absence if such absence is determined by the Sponsoring Company to be in the interest of a Participating Company or an Affiliated Company; provided that such status as a deemed employee will be equally available to both Highly Compensated Employees and Non-Highly Compensated Employees who satisfy the criteria for such status; and provided further that such status shall only be available under terms and conditions satisfying Treas. Reg. §1.401(a)(4)-11(d) or any successor to that regulation.

(j) "Employment Commencement Date" shall mean the date on which an employee (whether or not such employee is an Employee within the meaning of paragraph (i) of this Section 2.1) first performs an Hour of Service for a Participating Company or an Affiliated Company.

(k) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time. References to any Section of ERISA shall include any successor provision thereto.

(l) "Highly Compensated Eligible Employee" shall mean, with respect to a Plan Year, any Employee from and after the time he is eligible to participate in the Plan, pursuant to the provisions of Article 3, and who is a Highly Compensated Employee for such Plan Year.

(m) "Highly Compensated Employee" shall mean for a particular Plan Year (1) an Employee who is a 5% owner (as defined in Section 416(i)(1)(B) of the Code) at any time of a Participating Company or an Affiliated Company during the present Plan Year (the "determination year"); or (2) an Employee who received compensation during the 12 consecutive month period prior to such Plan Year (the "look-back year") from a Participating Company or an Affiliated Company in excess of $80,000 (as adjusted at the same time and in the same manner as the adjustments under Section 415(d) of the Code, and any such adjustment for a calendar year shall apply to the determination year or look-back year (whichever is applicable) which begins with or within such calendar year, except that the base period is the calendar quarter ending September 30, 1996).

For these purposes, the compensation of an individual refers to compensation as defined under Section 415(c)(3) of the Code.

A former Employee shall be a Highly Compensated Employee if he was (1) a Highly Compensated Employee at the time he separated from service; or (2) a Highly Compensated Employee at any time after attaining age 55. The determination of the status under (1) or (2) in the immediately preceding sentence shall be based on the rules for determining whether an individual was a Highly Compensated Employee as in effect in the particular determination year, in accordance with Section 1.414(q)-1T,A-4 of the temporary Treasury regulations and Notice 97-45.

When determining whether an Employee is a Highly Compensated Employee in the Plan Year before the generally effective date of this amendment and restatement (January 1, 1997), the provisions of this paragraph (m) shall be treated as being in effect in such prior Plan Year.

(n) "Hour of Service" shall mean each hour for which an employee is paid, or entitled to payment, by a Participating Company or an Affiliated Company for the performance of duties as an employee.

(o) "Investment Manager" shall mean any party that: (i) is (A) registered as an investment advisor under the Investment Advisors Act of 1940, or (B) a bank (as defined in the Investment Advisors Act of 1940), or (C) an insurance company qualified to manage, acquire and dispose of Plan assets under the laws of more than one state; (ii) acknowledges in writing that it is a fiduciary with respect to the Plan; and (iii) is granted the power to manage, acquire or dispose of any asset of the Plan pursuant to Article 14 of the Plan.

(p) "Member" shall mean an eligible Employee who becomes a Member of the Plan as provided in Article 4 of the Plan. A Member ceases to be a Member when all funds in his Account, Restricted Company Match Account and Tax Deferred Account to which he is entitled under the Plan have been distributed in accordance with the Plan.

(q) "Non-Highly Compensated Eligible Employee" shall mean, with respect to a Plan Year, any Employee from and after the time he is eligible to participate in the Plan, pursuant to the provisions of Article 3, who is not a Highly Compensated Eligible Employee for such Plan Year.

(r) "Non-Highly Compensated Employee" shall mean, with respect to a Plan Year, any Employee, (or former Employee, if applicable) who is not a Highly Compensated Employee.

(s) "One-Year Period of Service" shall mean 12 months of a Period of Service. For this purpose, nonsuccessive Periods of Service shall be aggregated, and less than whole year Periods of Service (whether or not consecutive) shall be aggregated on the basis that 365 days of a Period of Service equal a whole One-Year Period of Service.

(t) "One-Year Period of Severance" shall mean a 12-consecutive-month period beginning on an employee's Severance from Service Date and ending on the first anniversary of such date provided that the employee during such 12-consecutive-month period does not perform an Hour of Service for a Participating Company or Affiliated Company.

(u) "Participating Company" shall mean (1) the Sponsoring Company; (2) any division of the Sponsoring Company some or all of whose employees are designated as eligible to participate in this Plan; and (3) an affiliate of the Sponsoring Company which adopts the Plan pursuant to Article 18 of the Plan.

(v) "Period of Service" shall mean a period of employment with a Participating Company or an Affiliated Company commencing on an employee's Employment Commencement Date or Reemployment Commencement Date, whichever is applicable, and ending on such employee's Severance from Service Date; provided, however, Period of Service shall also include any Period of Severance immediately following a Period of Service if the employee completes an Hour of Service within 12 months of the date on which the employee was first absent from service. Notwithstanding the foregoing provisions of this paragraph (v), Period of Service shall not include the period between the first anniversary and the second anniversary of the first date of absence from work (1) by reason of the pregnancy of the employee, (2) by reason of the birth of a child of the employee, (3) by reason of the placement of a child with the employee in connection with the adoption of such child by such employee, or (4) for purposes of caring for such child for a period beginning immediately following such birth or placement. In the case of any employee who has a One-Year Period of

Severance prior to becoming vested in any portion of his Account, such employee's Periods of Service with a Participating Company or an Affiliated Company before any such One-Year Period of Severance shall not be taken into account if such employee's latest Period of Severance equals or exceeds the greater of (i) five years or (ii) his prior aggregate Periods of Service completed before the date on which such One-Year Period of Severance began, and such prior aggregate Periods of Service shall not include any Period of Service not required to be taken into account by reason of any prior One-Year Period of Severance. Any Period of Service, or part thereof, with an Affiliated Company (other than a Participating Company) during a period of time during which such Affiliated Company was not an Affiliated Company shall be disregarded except that the following shall not be disregarded: (A) service as provided in Section 3.2 of the Plan, (B) service with an Affiliated Company by an Employee who was transferred from an Affiliated Company to a Participating Company, and (C) service with an Affiliated Company by an employee which is determined by the Sponsoring Company under uniform, nondiscriminatory rules not to be disregarded; provided that such service will be equally available to both Highly Compensated Employees and Non-Highly Compensated Employees who satisfy the criteria for such service; and provided further that such service shall only be available under terms and conditions satisfying Treas. Reg. §1.401(a)(4)-11(d) or any successor to that regulation.

(w) "Period of Severance" shall mean the period of time commencing on an employee's Severance from Service Date and ending on the date such employee again performs an Hour of Service.

(x) "Plan" shall mean the Ashland Inc. Employee Savings Plan (formerly known as the Ashland Inc. Employee Thrift Plan).

(y) "Plan Year" shall mean the calendar year.

(z) "Qualified Election Period" shall, effective on and after April 1, 1996, mean the period of Plan Years beginning with the first Plan Year ending in the calendar year in which an individual first becomes a Qualified Member and ending when such an individual ceases to be a Qualified Member. The earliest Plan Year which may be part of the Qualified Election Period for any Qualified Member is the Plan Year ending September 30, 1996.

(aa) "Qualified Member" shall, effective on and after April 1, 1996, mean a Member who is at least age 55 by the end of a calendar year within which ends a Plan Year that is in the Qualified Election Period, who is an Employee when he makes a diversification election under Section 8.6 of the Plan and who is still an Employee on the date that the amount subject to such a diversification election is transferred, as provided thereunder.

(ab) "Reemployment Commencement Date" shall mean the first date, following the Severance from Service Date, on which an employee performs an Hour of Service.

(ac) "Restricted Company Match Account" shall mean all the separate accounts maintained under the provisions of Article 10 to which are allocated, on behalf of a Member, contributions to the Trust under the provisions of Section 7.1 (b) and (c) of the Plan as adjusted in accordance with the provisions of Section 10.3 of the Plan. This is the portion of the Plan designated as both a discretionary contribution stock bonus plan under section 401(a) of the Code and an employee stock ownership plan within the meaning of section 4975(e)(7) of the Code, the assets of which shall be primarily invested, without limitation, in Employer Securities. This designation is effective March 1, 2000, for all Employer Securities then in and thereafter added to such account, and from and after that time, the Trustee shall account for all amounts therein on a units basis. For all purposes under the Plan, "Employer Securities" shall mean either common stock issued by a Participating Company or by an Affiliated Company or the Sponsoring Company which is a member of the same controlled group of corporations (as determined under Section 409(l)(4) of the Code) as the applicable Participating Company which is readily tradeable on an established securities market, or noncallable preferred stock issued by either such a Participating Company or such an Affiliated Company or the Sponsoring Company which is convertible at any time into common stock as described above, if such conversion is at a price which, as of the date of acquisition by the Plan, is reasonable, as determined under Section 409(l) of the Code.

(ad) "Severance from Service Date" shall mean the earliest to occur of (1) the date on which an employee quits, retires or is discharged from employment with a Participating Company or an Affiliated Company, or dies; or (2) except as otherwise provided in clause (3), the first anniversary of the first date of a period during which an employee remains absent from service (with or without pay) with a Participating Company or an Affiliated Company for any reason other than a quit, retirement, discharge or death; or (3) the second anniversary (or such shorter period as may be allowed by regulations) of the first date of a period in which an employee remains absent from service with a Participating Company or an Affiliated Company by reason of the placement of a child with the employee in connection with the adoption of such child by such employee, or for purposes of caring for such child for a period beginning immediately following such birth or placement, if the employee furnishes to the Sponsoring Company such information in such form and at such time as it may from time to time require that such absence was for one of the reasons specified in this sentence and the number of days for which there was such an absence. Notwithstanding the preceding sentence, (i) if an employee is absent from service with a Participating Company or an Affiliated Company solely by reason of temporary leave of absence determined by the Sponsoring Company under uniform, non-discriminatory rules to be in the interest of a Participating Company or an Affiliated Company, such employee shall be deemed not to have quit or been absent from service with such Participating Company or Affiliated Company so long as such employee complies with the terms and conditions of such temporary leave of absence; or (ii) if an employee is absent from service with a Participating Company or an Affiliated Company solely by reason of military service under circumstances by which such employee is afforded reemployment rights under any applicable Federal or State statute or regulation, such employee shall be deemed not to have quit or have been absent from service with such Participating Company or Affiliated Company if such employee returns to service with such Participating Company or Affiliated Company before the expiration of such reemployment rights; provided, however, in the event that such employee fails to comply with the terms and conditions of a temporary leave of absence or fails to return to service with such Participating Company or Affiliated Company before the expiration of such reemployment rights, such employee shall be deemed to have quit on the first day on which such employee was first absent from service with such Participating Company or Affiliated Company by reason of such temporary leave of absence or such military service.

(ae) "Sponsoring Company" shall mean Ashland Inc. including any successor by merger, purchase or otherwise.

(af) "Tax Deferred Account" shall mean all the separate accounts maintained under the provisions of Article 10 to which are allocated, on behalf of a Member, contributions to the Trust under the provisions of Section 6.1 of the Plan as adjusted in accordance with the provisions of Section 10.3 of the Plan.

(ag) "Termination of Employment" shall mean termination of employment with any Participating Company or any Affiliated Company, whether voluntarily or involuntarily, for any reason other than by reason of a Member's transfer to a Participating Company or an Affiliated Company. With respect to amounts held in a Member's Tax Deferred Account and Restricted Company match Account and for distributions before December 31, 2001, a Member shall be deemed to have incurred a Termination of Employment upon the date of the sale by a Participating Company or an Affiliated Company to a purchaser not related to either such Company under Sections 414 (b), (c), (m), or (o) of the Code of

(i) substantially all of the assets (within the meaning of Section 409(d)(2) of the Code) used by such Company in a trade or business of such Company even though such Member continues employment with the purchaser of such assets, or

(ii) the stock (within the meaning of Section 409(d)(3) of the Code) of a Participating Company or an Affiliated Company even though such Member continues employment with such Company;

provided, that such purchaser does not maintain the Plan after the date of such sale.

Notwithstanding anything in the Plan to the contrary, effective January 1, 2002 Termination of Employment shall include both a separation from service and a severance from employment for purposes of determining if a distribution under the Plan is allowed.

(ah) "Trust" shall mean the legal entity resulting from the trust agreement between the Sponsoring Company, on its own behalf and as agent for all other Participating Companies, and the Trustee which receives the Participating Companies' and Members' contributions, and holds, invests, and disburses funds to or for the benefit of Members and their Beneficiaries.

(ai) "Trust Fund" shall mean the total contributions made by the Participating Companies and Members to the Trust pursuant to the Plan, increased by profits, gains, income and recoveries received, and decreased by losses, depreciation, benefits paid and expenses incurred in the administration of the Trust. Trust Fund includes all assets acquired by investment and reinvestment which are held in the Trust by the Trustee.

(aj) "Trustee" shall mean the party or parties, individual or corporate, named in the trust agreement and any duly appointed additional or successor Trustee or Trustees acting thereunder.

(ak) "Valuation Date" shall mean each business day the New York Stock Exchange is open.

2.2 Wherever appropriate, words used in the Plan in the singular shall mean the plural, the plural shall mean the singular, and the masculine shall mean the feminine.

ARTICLE 3

REQUIREMENTS FOR ELIGIBILITY

3.1 Eligibility Requirements.

(a)(1) General. Each Member of the Plan on January 1, 2001, shall continue to be a Member subject to the provisions of the Plan. Subject to the provisions of Article 4 of the Plan, an Employee who is a Member under the provisions of sub-paragraph (2) of this paragraph (a) shall be eligible for the contribution described in Section 7.1(c) as soon as is administratively feasible after completing a One-Year Period of Service, provided that such Member is an Employee of a Participating Company on such date.

(2) Less Than One Year. Subject to the provisions of Article 4 of the Plan, each Employee of a Participating Company in a payroll classification designated as eligible for participation hereunder by the Sponsoring Company who has not received credit for a One-Year Period of Service shall be eligible to make the contributions allowed under Article 6 of the Plan as soon as is administratively feasible after the later of:

(i) January 1, 2001; or

(ii) the Employee's date of employment.

Employees who are eligible to make contributions under this sub-paragraph (2) of this paragraph (a) shall be considered to be Members of the Plan for all purposes except they shall not be eligible to receive the contributions described in Section 7.1(c) of the Plan until completing a One-Year Period of Service.

(3) Reemployment. Notwithstanding anything to the contrary herein contained, any Member who incurs a Termination of Employment and who is subsequently reemployed as an Employee of a Participating Company in a payroll classification designated as eligible for participation hereunder by the Sponsoring Company shall be eligible to again become a Member, subject to the provisions of Article 4, as of the first pay period for such Employee beginning coincident with or next following the day after the reemployment of such Employee.

(b) Exclusion from Eligibility. Effective January 1, 1999, those Employees who were eligible to make non-qualified salary deferrals under the Ashland Inc. Deferred Compensation Plan on October 1, 1998, cease to be eligible to make contributions to this Plan. An Employee who becomes eligible after December 31, 1998, to make non-qualified salary deferrals to the Ashland Inc. Deferred Compensation Plan shall cease to be eligible to make contributions to this Plan upon the later of the date (i) that such Employee becomes eligible to make non-qualified salary deferrals under the Ashland Inc. Deferred Compensation Plan, or (ii) the date the applicable recordkeeper for the Plan is notified of such Employee's status as eligible to make such non-qualified salary deferrals. An Employee who is no longer eligible to make non-qualified salary deferrals under the Ashland Inc. Deferred Compensation Plan shall, if otherwise eligible, be allowed to enroll to make contributions to this Plan upon the later of (i) the date new elections for non-qualified salary deferrals are first effective after such Employee's ceasing to be eligible to participate in the Ashland Inc. Deferred Compensation Plan, or (ii) the date the applicable recordkeeper for the Plan is notified of such Employee's status as no longer eligible to make such non-qualified salary deferrals.

(c) Re-Admission to Eligible Group. Effective January 1, 2002, Employees who are or who become eligible to make non-qualified salary deferrals under the Ashland Inc. Deferred Compensation Plan shall again be eligible to make contributions to this Plan. The terms of the Plan shall be applied to these Employees in the same manner as they are applied to other eligible Employees, except as otherwise noted in this paragraph (c) of Section 3.1. The Employees referred to in this paragraph (c) shall only be allowed to make one irrevocable election to make contributions to the Plan for each Plan Year, subject only to suspension because of a hardship distribution as provided under Sections 5.3 and 6.3. Such election shall be made at such time and pursuant to such procedures as prescribed by the Sponsoring Company from time to time. Such elections shall, however, be collected prior to the Plan Year to which they relate. In the event the Employee becomes eligible to make non-qualified salary deferrals under the Ashland Inc. Deferred Compensation Plan effective on a day other than January 1, then the Employee's irrevocable election under this Plan shall be collected before the period of the Plan Year to which an election under the Ashland Inc. Deferred Compensation Plan would relate. Under these circumstances, the Employee's existing election under this Plan would end and the Employee would have to make a new irrevocable election hereunder to be effective for the remainder of the Plan Year. Such elections shall become irrevocable on the first day of the Plan Year (or portion thereof) to which they relate and shall be effective with respect to pay received after such day (or as soon as is administratively feasible).

3.2 Service With A Predecessor Employer. If the Plan had previously been maintained by a predecessor of a Participating Company, whether a corporation, partnership, sole proprietorship or other business entity, any period of service with such predecessor shall be treated as a period of service with a Participating Company. If the Plan had not been previously maintained by a predecessor of a Participating Company, service with such predecessor shall not be taken into account, except to the extent required pursuant to regulations prescribed by the United States Secretary of the Treasury or his delegate. Notwithstanding the foregoing, service by a sole proprietor or partner shall not be counted as a period of service with a Participating Company.

ARTICLE 4

PARTICIPATION IN THE PLAN

4.1 Participation. Any Employee eligible to participate in the Plan in accordance with Article 3 of the Plan shall become a Member with respect to the first paycheck for such Employee issued for the first pay period beginning after the Sponsoring Company records such Employee's enrollment as a Member. Such enrollments shall be accomplished by means of such administrative procedures as may be prescribed by the Sponsoring Company, from time to time. By enrolling in the Plan, each Member shall (i) authorize the automatic deduction of such Member's contributions and any contributions allocable to his Tax Deferred Account from such Member's Compensation or authorize such other method of making contributions as may be required by the Sponsoring Company, (ii) designate such Member's investment election under the provisions of Section 8.2 of the Plan, (iii) designate one or more Beneficiaries pursuant to the provisions of Section 2.1(f) of the Plan, and (iv) provide such other information, and agree to such conditions, understandings, declarations or agreements as the Sponsoring Company shall from time to time require.

ARTICLE 5

MEMBER CONTRIBUTIONS

5.1 Rate. Subject to Section 5.4, Section 6.1 and the limitations of Article 7, each Member may elect to contribute to the Plan by means of payroll deduction (or other method as may be required by the Sponsoring Company) an amount not less than 1% nor more than 16% (in whole number percentages) of his Compensation, for each payment of Compensation he receives after his enrollment for Plan participation under Section 4.1 of the Plan. Effective January 1, 2002, 50% is substituted for 16% in the immediately preceding sentence. The 50% limit may be exceeded for a Member to the extent required to facilitate the Member's catch-up contribution under Section 6.1(b). Contributions pursuant to this Article 5 that are less than or equal to 4% of a Member's Compensation, and with respect to which a Participating Company contribution is made under the provisions of Article 7 of the Plan, are designated as Basic Contributions. Contributions that are in excess of 4% of a Member's Compensation, and with respect to which no such Participating Company contribution is made, are designated as Supplemental Contributions. All Member contributions shall be paid into the Plan not less frequently than monthly and shall be allocated to such Member's Account or Tax Deferred Account as provided in the Plan.

5.2 Change of Rate. Subject to Section 3.1(c), a Member may elect to change his contribution rate (including changes to or from 0%) within the limits set forth in Section 5.1 by following such administrative procedures as may be prescribed by the Sponsoring Company, from time to time. Any such change to his contribution rate shall be effective with respect to the first paycheck for such Member issued for the first pay period beginning after the Sponsoring Company records such change.

5.3 Automatic Discontinuance of Contributions. If a Member ceases to be an Employee, or otherwise ceases to be eligible to participate pursuant to the terms of Article 3 of the Plan, his Basic Contributions and Supplemental Contributions, if any, shall be automatically discontinued.

If a Member elects to make a hardship withdrawal from his Account and Tax Deferred Account, if any, pursuant to the provisions of Section 12.3 of the Plan, such Member's Basic Contributions and Supplemental Contributions, if any, shall be automatically discontinued effective for payments of Compensation first occurring for the pay period of such Member after the Sponsoring Company records such withdrawal. The automatic discontinuance of contributions resulting from a hardship withdrawal shall last for a period of 12 calendar months, starting with the first calendar month coincident with or next following the automatic discontinuance of contributions. After the expiration of this 12 calendar month period, the Member must affirmatively elect to resume contributions pursuant to the provisions of Section 5.2 of the Plan. The 12-month suspension period described in the foregoing shall be changed to 6 months for hardship distributions made after December 31, 2001.

Subject to Section 7.5, in no event shall the Actual Contribution Percentage for the Highly Compensated Eligible Employees exceed the greater of (i) the Actual Contribution Percentage for the Non-Highly Compensated Eligible Employees multiplied by 1.25; or (ii) the lesser of (A) the Actual Contribution Percentage for the Non-Highly Compensated Eligible Employees plus 2.00, or (B) the Actual Contribution Percentage for the Non-Highly Compensated Eligible Employees multiplied by 2 (hereinafter called the "actual contribution percentage test"). The Sponsoring Company may, without notice to any Member, discontinue all or part of the contributions of any one or more Highly Compensated Eligible Employees when such discontinuance is deemed necessary or advisable to establish and/or preserve the Plan as qualified under the provisions of Section 401(a) of the Code and related provisions or to satisfy the actual contribution percentage test in the immediately preceding sentence. To the extent permitted by regulations issued by the Secretary of the Treasury of the United States or his delegate, such discontinuance by the Sponsoring Company may be retroactive. Notwithstanding anything to the contrary contained herein, the following actions may be taken by the Sponsoring Company, without notice to any Member, in the event that the actual contribution percentage test is not satisfied for the Plan Year:

(a) If the actual deferral percentage test of Section 6.3 is satisfied for such Plan Year, then the Sponsoring Company may recharacterize such amount of the salary reduction contributions allocated to the Tax Deferred Accounts of the Non-Highly Compensated Eligible Employees for such Plan Year as Participating Company contributions for such Plan Year to the extent that such recharacterization would allow the Plan to satisfy the actual contribution percentage test for such Plan Year; provided that the actual deferral percentage test was still met for such Plan Year, both with and without the amounts so recharacterized. Any contributions that are so recharacterized shall not otherwise be considered to be Participating Company contributions and shall remain allocated to the Tax Deferred Accounts of the affected Non-Highly Compensated Eligible Employees.

(b) If the actual contribution percentage test for the Plan Year cannot be satisfied under (a) of this Section 5.3, then the amount by which the Participating Company contributions and Member contributions for such Plan Year which are allocated to the Accounts of Highly Compensated Eligible Employees exceeds the maximum amount of such contributions that could have been made for such Plan Year to satisfy the actual contribution percentage test (hereinafter "excess aggregate contributions") shall be distributed, with their allocable share of income or loss, to the Highly Compensated Eligible Employees by the end of the following Plan Year, as determined for each such Employee in the following described manner. The total amount of the excess aggregate contributions for the year is first determined. To determine the total excess aggregate contributions, the actual contribution ratios (which is for each Highly Compensated Eligible Employee the ratio of Member and Participating Company contributions allocated to his Account for the Plan Year to his Actual Deferral Percentage Compensation for the Plan Year) of the Highly Compensated Eligible Employees for such Plan Year are reduced, beginning with the Highly Compensated Eligible Employee(s) having the highest actual contribution ratio, in succession, until each such actual contribution ratio is reduced to no more than the greater of the following --

(1) the particular actual contribution ratio resulting in the Actual Contribution Percentage for the Highly Compensated Eligible Employees that satisfies the actual contribution percentage test, calculated under the formula of $[(M \times T) - S] \div N$, where M is the maximum allowable Actual Contribution Percentage for the Highly Compensated Eligible Employees , based upon the Actual Contribution Percentage of the Non-Highly Compensated Eligible Employees for such Plan Year, T is the total number of Highly Compensated Eligible Employees for the Plan Year, S is the sum of the actual contribution ratios of the Highly Compensated Eligible Employees who do not have the highest actual contribution ratio for the Plan Year, and N is the number of Highly Compensated Eligible Employees who do have the highest actual contribution ratio for the Plan Year; or

(2) the actual contribution ratio of the Highly Compensated Eligible Employee(s) with the next highest actual contribution ratio;

until no such Highly Compensated Eligible Employee's actual contribution ratio for the Plan Year exceeds the highest permitted such ratio for such Plan Year. The amount of the total excess aggregate contributions to be distributed to a particular Highly Compensated Eligible Employee for the Plan Year is determined by starting with the Highly Compensated Eligible Employee with the greatest amount of Member and Participating Company contributions allocated to his Account for such Plan Year and reducing the amount of such contributions to the next highest amount of such contributions for a Highly Compensated Eligible Employee and continuing in descending order until all the excess aggregate contributions have been so allocated and distributed. For this purpose, the highest amount of such contributions is determined after the distribution of any excess aggregate contributions. However, the excess aggregate contributions so allocated to a Highly Compensated Eligible Employee cannot exceed the sum of the Participating Company contributions and Member contributions actually allocated to such Highly Compensated Eligible Employee's Account for the Plan Year. Excess aggregate contributions distributed to a Highly Compensated Eligible Employee for a Plan Year shall first come from any Supplemental Contributions made by such Employee under Section 5.1 for such Plan Year and, if there are still excess aggregate contributions to be distributed after exhausting such Employee's Supplemental Contributions, then the remaining portion of the distribution shall come from such Employee's Basic Contributions under Section 5.1 and Participating Company contributions allocated to his Account for the Plan Year in the proportion that such Basic Contributions bears to such Participating Company contributions for such Employee for such Plan Year. The amount of allocable income or loss that is added to a Highly Compensated Eligible Employee's distribution of excess aggregate contributions is equal to the income or loss allocable to the Member contributions under this Article 5 and the Participating Company contributions for the Plan Year multiplied by a fraction whose numerator is the excess aggregate contributions allocated to the Highly Compensated Eligible Employee for the Plan Year and whose denominator is the sum of such Employee's Account on the first day of such Plan Year and the Member contributions under this Article 5 and Participating Company contributions allocated to his Account for such Plan Year. Notwithstanding anything to the contrary, if, during the Plan Year for which an excess aggregate contribution is made, a Highly Compensated Eligible Employee who would otherwise be allocated a share of such excess aggregate contribution with its allocable share of income or loss receives a distribution of all of his Account, such distribution shall be deemed to have been a distribution of such Employee's share of the excess aggregate contribution and its allocable share of income or loss.

5.4 Rollover Contributions. Subject to the provisions of this Section 5.4, effective after December 31, 1997, a Member may contribute to the Plan, for allocation to the Member's Account, an amount consisting of a Direct Rollover, a Regular Rollover or a Conduit IRA Rollover. Amounts contributed by a Member pursuant to this Section 5.4, and any earnings and any income allocable thereto, shall be fully vested and nonforfeitable at all times.

(a) Eligibility. Only Employees who meet the eligibility requirements of Section 3.1 of the Plan are eligible to make contributions under this Section 5.4.

(b) Direct Rollover. A Direct Rollover is a contribution that satisfies all of the following:

(1) The contribution is made in cash (including a check) or by such other means as may be prescribed by the Sponsoring Company, in consultation with the Trustee.

(2) The contribution consists of all or a portion of the taxable part of the Member's benefit under another qualified trust (as defined in Code Section 402(c)(8)). Effective for rollover contributions made after December 31, 2001, such contributions may also include amounts that were not taxable to the Member upon distribution. The Plan must, however, separately account for the rollover contributions that consist of amounts that were both taxable and non-taxable to the Member on distribution from the qualified trust. The non-taxable portion of such distribution will be treated as after-tax contributions made after 1986 under clause (ii) of Section 10.1. Additionally, after December 31, 2001, the Plan will accept (i) rollover contributions from an annuity contract described in section 403(b) of the Code, excluding after-tax employee contributions, and (ii) rollover contributions from an eligible plan under section 457(b) of the Code that is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state.

(3) The contribution constitutes an eligible rollover distribution (as defined in Code Section 402(c)(4)).

(4) The contribution is being transferred directly to the Plan pursuant to the provisions of Code Section 401(a)(31). Effective for rollover contributions after December 31, 2001, the contribution is being transferred directly to the Plan pursuant to the provisions of Code section 401(a)(31), 403(b)(10) or 457(d)(1)(C), as applicable.

(c) Regular Rollover. A Regular Rollover is a contribution that satisfies all the requirements enumerated for a Direct Rollover in paragraph (b) of this Section 5.4, except the requirement of paragraph (b)(4) of this Section 5.4, and which is delivered by the Member to the Plan not later than the 60th day after the day of the Member's receipt of the amount being contributed as a Regular Rollover. Effective for rollover contributions after December 31, 2001, the time limit of the preceding sentence may be extended as allowed in Code section 402(c)(3)(B).

(d) Conduit IRA Rollover. A Conduit IRA Rollover is a contribution that satisfies all of the following:

(1) The contribution is made in cash (including a check) or by such other means as may be prescribed by the Sponsoring Company, in consultation with the Trustee.

(2) The contribution consists of all or a portion of a Member's benefit under an individual retirement account or individual retirement annuity, the assets of which consist solely of amounts attributable to a qualified trust as defined in Code Section 402(c)(8), as required under Code Section 408(d)(3)(A)(ii). The source of the distribution for rollover contributions after December 31, 2001 is not relevant so long as the amount of the rollover contribution was properly in the account from which it was distributed and so long as the rollover contribution to the Plan does not exceed the amount the Member received from such account that would have been included in gross income.

(3) The contribution is delivered by the Member to the Plan not later than the 60th day after the day of the Member's receipt of the amount being contributed as a Conduit IRA Rollover. Effective for rollover contributions after December 31, 2001, the time limit of the preceding sentence may be extended as allowed in Code section 408(d)(3)(i).

(e) Information Provided by Member. Before the Plan will accept a Direct Rollover, a Regular Rollover or a Conduit IRA Rollover, the Sponsoring Company may require the Member to provide such information and documentation as the Sponsoring Company deems to be convenient and appropriate to demonstrate that the amount submitted as a Direct Rollover, Regular Rollover or Conduit IRA Rollover satisfies the requirements applicable to such a rollover. If, after accepting a contribution from a Member as a Direct Rollover, Regular Rollover or Conduit IRA Rollover, the

Sponsoring Company becomes aware such contribution did not satisfy the applicable rollover requirements in paragraph (b), (c) or (d) of this Section 5.4, then the amount of such contribution and any earnings attributable to it will be automatically distributed within a reasonable time to the Member, without the Member's consent.

(f) Investment. Coincident with or prior to the Plan's acceptance of a contribution under this Section 5.4, the Member shall direct the Plan and the Trustee regarding the investment of the contribution among the investment alternatives provided in Article 8 of the Plan. The Member's investment of contributions under this Section 5.4 shall be subject to all the relevant provisions of Article 8 of the Plan and shall be subject to such administrative procedures as prescribed, from time to time, by the Sponsoring Company, in consultation with the Trustee.

(g) Amounts Received as Surviving Spouse or Alternate. Distributions received by an Employee in the capacity of a surviving spouse or an alternate payee under a qualified domestic relations order that satisfies the requirements of paragraph (a) hereof shall be eligible to be contributed to the Plan as a rollover contribution if the relevant provisions of this Section 5.4 are met with respect to the same as though the Employee were an employee with respect to such distribution.

ARTICLE 6

SALARY REDUCTION CONTRIBUTIONS

6.1 Salary Reduction Election.

(a) General. Subject to the provisions of Section 6.3 and the limitations of Article 7, each Member may elect to reduce his remuneration from a Participating Company by having an amount of his contribution under Article 5 of the Plan, determined in whole number percentages of his Compensation, allocated to his Tax Deferred Account. Such election shall be made pursuant to such administrative procedures as may be prescribed by the Sponsoring Company, from time to time. Member contributions under this Section 6.1, when combined with any other contributions of such Member intended to be made under Section 401(k) of the Code to any other plan (if any) which allows such contributions maintained by the Sponsoring Company or maintained by an Affiliated Company, which are made by such Member from and after the time any such plan was so maintained, shall not exceed the dollar limitation as determined by the United States Secretary of the Treasury or his delegate pursuant to Section 402(g) of the Code to reflect increases in the cost of living and to be adjusted no more than annually. Notwithstanding anything in the foregoing to the contrary, effective for contributions after December 31, 2001, the applicable limit of Code section 402(g) may be exceeded as allowed in paragraph (b) of this Section 6.1. If a Member receives a hardship withdrawal under the provisions of Section 12.3 of the Plan, for the calendar year immediately following the calendar year in which such Member receives such hardship withdrawal, such Member shall not cause contributions under this Section 6.1 to be made in excess of the above-described dollar limitation for such following calendar year less the amount of such Member's contributions for the calendar year of the hardship withdrawal. Notwithstanding anything in the foregoing to the contrary, if a Member's contributions under this Section 6.1 made during a calendar year exceed the maximum dollar limitation described above (hereinafter called "excess deferral"), then such Member may notify the Sponsoring Company by March 1 of the calendar year following the calendar year for which such excess deferral was made, in writing, under such procedures as may be prescribed by the Sponsoring Company, from time to time, of the amount of such excess deferral in the Plan. If the Sponsoring Company has actual knowledge of such an excess deferral for a Member, then such written notice from such Member shall be deemed to have been given. After such actual notice or deemed notice occurs, the amount of such excess deferral, reduced by any prior distributions of excess contributions under Section

6.3, shall be distributed to the Member, with its allocable share of income or loss, by April 15 of the calendar year following the calendar year for which the excess deferral occurred; provided, however, that such distribution may be made earlier, including within the calendar year for which the excess deferral occurred. The amount of income or loss allocable to the distribution of the excess deferral is determined by multiplying the amount of income or loss allocable to the contributions made to the Plan for the calendar year during which the excess occurred (or if earlier, the income or loss for such contributions as of the Valuation Date immediately prior to the distribution) by a fraction whose numerator is the excess deferral for such Member and whose denominator is the sum of such Member's Tax Deferred Account balance as of the beginning of the calendar year for which the excess deferral occurred and the amount of such Member's contributions under this Section 6.1 for that calendar year (or if earlier, the amount of such contributions as of the Valuation Date immediately prior to the distribution). Excess deferrals distributed shall first come from any Supplemental Contributions made under this Section 6.1 during the calendar year for which the excess deferral occurred and, if there are still excess deferrals to be distributed after exhausting such Supplemental Contributions, then the remaining portion of the distribution shall come from the Member's Basic Contributions under this Section 6.1 made during such calendar year, provided, that notwithstanding any other provision of the Plan to the contrary, the amount of any Participating Company contributions related to any such Basic Contributions shall be forfeited and used to reduce the amount of Participating Company contributions that would otherwise be required. Notwithstanding anything to the contrary, if, during the calendar year for which an excess deferral is made, a Member who would otherwise receive a distribution of such an excess deferral with its allocable share of income or loss receives a distribution of all of his Tax Deferred Account, such distribution shall be deemed to have been a distribution of such Member's excess deferral and its allocable share of income or loss.

(b) Catch-Up Contributions. Effective for contributions made after December 31, 2001, Members who will be at least age 50 before the close of the applicable Plan Year shall be able to make catch-up contributions in accordance with, and subject to the limitations of, Code section 414(v). Such catch-up contributions shall not be taken into account for purposes of the provisions of the Plan implementing the required limitations of sections 402(g) and 415 of the Code. The Plan shall not be treated as failing to satisfy the provisions of the Plan implementing the requirements of section 401(k)(3), 401(k)(11), 401(k)(12), 410(b) or 416 of the Code, as applicable, by reason of the making of such catch-up contributions. The Sponsoring Company shall prescribe administrative procedures that it considers to be convenient to facilitate catch-up contributions. These procedures may be changed from time to time.

6.2 Change or Suspension/Resumption of Salary Reduction Rate. Subject to Sections 5.1 and 6.1 of the Plan, a Member may elect to change the amount of his contributions being allocated to his Tax Deferred Account, in amounts equal to one or more whole percentage points of his Compensation (including changes to or from 0%), by following such administrative procedures as may be prescribed by the Sponsoring Company, from time to time, and any such change shall be effective with respect to the first paycheck for such Member issued for the first pay period beginning after the Sponsoring Company records such change.

6.3 Automatic Suspension or Discontinuance of Salary Reduction. If a Member ceases to be an Employee, or otherwise ceases to be eligible to participate pursuant to the terms of Article 3 of the Plan, his Basic Contributions and Supplemental Contributions, that were being made and allocated pursuant to the terms of this Article 6, if any, shall be automatically discontinued.

If a Member elects to make a hardship withdrawal from his Account and Tax Deferred Account, if any, pursuant to the provisions of Section 12.3 of the Plan, such Member's Basic Contributions and Supplemental Contributions, that were being made and allocated pursuant to the terms of this Article 6, if any, shall be automatically discontinued effective for payments of Compensation first occurring for the pay period of such Member after the Sponsoring Company records such withdrawal. The automatic discontinuance of contributions resulting from a hardship withdrawal shall last for a period of 12 calendar months, starting with the first calendar month coincident with or next following the automatic discontinuance of contributions. After the expiration of this 12 calendar month period, the Member must affirmatively elect to resume contributions pursuant to the provisions of Section 5.2 and/or Section 6.2 of the Plan. The 12-month suspension period described in the foregoing shall be changed to 6 months for hardship distributions made after December 31, 2001.

Subject to Section 7.5, in no event shall the Actual Deferral Percentage for the Highly Compensated Eligible Employees exceed the greater of (i) the Actual Deferral Percentage for the Non-Highly Compensated Eligible Employees multiplied by 1.25; or (ii) the lesser of (A) the Actual Deferral Percentage for the Non-Highly Compensated Eligible Employees plus 2.00, or (B) the Actual Deferral Percentage for the Non-Highly Compensated Eligible Employees multiplied by 2 (hereinafter called the "actual deferral percentage test"). However, the amount of any excess deferrals under Section 6.1 for a calendar year attributable to Non-Highly Compensated Eligible Employees shall be disregarded and excluded from the computation of the actual deferral percentage test for the Plan Year in which such excess deferrals occurred, and, for this purpose, such excess deferrals shall be deemed to be the last contributions made during the calendar year in which such excess deferrals occurred, going backwards, until the contributions so determined equal the amount of the excess deferral for any such Employee. The Sponsoring Company may, without notice to any Member, discontinue the salary reduction contributions of any one or more Highly Compensated Employees when such discontinuance is deemed necessary or advisable to establish and/or preserve the Plan as qualified under the provisions of Section 401(a) and Section 401(k) of the Code. To the extent permitted by regulations issued by the Secretary of the Treasury of the United States or his delegate, such discontinuance by the Sponsoring Company may be retroactive and/or be by way of reclassification of Member contributions and/or by way of distributions to Members. If salary reduction contributions are discontinued pursuant to the terms of this Section 6.3, the payroll deductions which were related to such contributions shall continue at the same rate for each affected Member, and such contributions, from and after the date of such discontinuance, shall be deemed to be contributions made under and subject to the provisions of Article 5, including, but not limited to, the limitations applicable to such contributions under Section 5.4 of the Plan. If the Sponsoring Company determines to allow salary reduction contributions to resume for any or all of the Highly Compensated Eligible Employees, the rate of the contributions being made as of the day prior to such resumption which related to the original discontinuance of the salary reduction contributions shall cease to be made under the provisions of Article 5 and shall, from and after the date of such resumption, be made under the terms of this Article 6 at a rate for each Member equal to the lesser of the rate at which such contributions were being made prior to their prior discontinuance or such rate as is prescribed by the Sponsoring Company, pursuant to the terms of this Section 6.3. Notwithstanding anything to the contrary contained herein, the following actions may be taken by the Sponsoring Company, without notice to any Member, in the event that the actual deferral percentage test is not satisfied for the Plan Year. In such event, the amount by which the salary reduction contributions for such Plan Year which are allocated to the Tax Deferred Accounts of Highly Compensated Eligible Employees exceeds the maximum amount of such contributions that could have been made for such Plan Year to satisfy the actual deferral percentage test (hereinafter "excess contributions") shall be distributed, with their allocable share of income or loss, to the Highly Compensated Eligible Employees by the end of the following Plan Year, as determined for each such Employee in the following described manner. To determine the total excess contributions, the actual deferral ratios (which is for each Highly Compensated Eligible Employee the ratio of salary reduction contributions allocated to his Tax Deferred Account for the Plan Year to his Actual Deferral Percentage Compensation for the Plan Year) of the Highly Compensated Eligible Employees for such Plan Year are reduced, beginning with the Highly Compensated Eligible Employee(s) having the highest actual deferral ratio, in succession, until each such actual deferral ratio is reduced to no more than the greater of the following --

(1) the particular actual deferral ratio resulting in the Actual Deferral Percentage for the Highly Compensated Eligible Employees that satisfies the actual deferral percentage test, calculated under the formula of $[(M \times T) - S] \div N$, where M is the maximum allowable Actual Deferral Percentage for the Highly Compensated Eligible Employees , based upon the Actual Deferral Percentage of the Non-Highly Compensated Eligible Employees for such Plan Year, T is the total number of Highly Compensated Eligible Employees for the Plan Year, S is the sum of the actual deferral ratios of the Highly Compensated Eligible Employees who do not have the highest actual deferral ratio for the Plan Year, and N is the number of Highly Compensated Eligible Employees who do have the highest actual deferral ratio for the Plan Year; or

(2) the actual deferral ratio of the Highly Compensated Eligible Employee(s) with the next highest actual deferral ratio; until no such Highly Compensated Eligible Employee's actual deferral ratio for the Plan Year exceeds the highest permitted such ratio for such Plan Year.

The amount of the total excess contributions to be distributed to a particular Highly Compensated Eligible Employee for the Plan Year is determined by starting with the Highly Compensated Eligible Employee with the greatest amount of salary reduction contributions allocated to his Tax Deferred Account for such Plan Year and reducing the amount of such contributions to the next highest amount of such contributions for a Highly Compensated Eligible Employee and continuing in descending order until all the excess contributions have been so allocated and distributed. For this purpose, the highest amount of such contributions is determined after the distribution of any excess contributions. However, the excess contributions so allocated to a Highly Compensated Eligible Employee cannot exceed the amount of salary reduction contributions actually allocated to such Highly Compensated Eligible Employee's Tax Deferred Account for the Plan Year, and are reduced by the amount of any previously distributed excess deferrals under Section 6.1 attributable to such Plan Year. Excess contributions distributed to a Highly Compensated Eligible Employee for a Plan Year shall first come from any Supplemental Contributions made by such Employee and allocated to his Tax Deferred Account for such Plan Year and, if there are still excess contributions to be distributed after exhausting such Employee's Supplemental Contributions, then the remaining portion of the distribution shall come from such Employee's Basic Contributions that were allocated to his Tax Deferred Account for such Plan Year, provided, that notwithstanding any other provision of the Plan to the contrary, the amount of any Participating Company contributions related to any such Basic Contributions shall be forfeited and used to reduce the amount of Participating Company contributions that would otherwise be required. The amount of allocable income or loss that is added to a Highly Compensated Eligible Employee's distribution of excess contributions is equal to the income or loss allocable to the salary reduction contributions for the Plan Year multiplied by a fraction whose numerator is the excess contributions allocated to the Highly Compensated Eligible Employee for the Plan Year and whose denominator is the sum of such Employee's Tax Deferred Account on the first day of such Plan Year and the salary reduction contributions under allocated to his Tax Deferred Account for such Plan Year. Notwithstanding anything to the contrary, if, during the Plan Year for which an excess contribution is made, a Highly Compensated Eligible Employee who would otherwise be allocated a share of such excess contribution with its allocable share of income or loss receives a distribution of all of his Tax Deferred Account, such distribution shall be deemed to have been a distribution of such Employee's share of the excess contribution and its allocable share of income or loss.

ARTICLE 7

PARTICIPATING COMPANY CONTRIBUTIONS

7.1 Participating Company Contributions.

For Compensation paid for the first pay period beginning after December of 1996, the Participating Companies shall contribute to the Trust, in cash or in kind, on behalf of each Member for whom there are Member Basic Contributions, the amount derived from the following table:

Column 1 Successive Levels of Member Basic Contributions, as a Percentage of Compensation, to which Levels of Participating Company Contributions Relate	Column 2 Participating Company Contributions as a Percentage of each Level of Member Basic Contributions in Column 1
1. at least 1% and not greater than 2%	1. 110%
2. at least 3% and not greater than 4%	2. 100%

Any forfeitures under the Plan shall be used to reduce the amount of the Participating Companies' contributions that would otherwise be contributed under this Section 7.1. The determination of the amount of the aggregate Participating Company contributions, and the payment thereof, for each payment of Compensation for which a contribution is to be made shall be made as soon as practicable after the payment of such Compensation, as arranged, from time to time, between the Sponsoring Company and the Trustee. Subject to the limitations of Section 7.2 and Section 7.3 of the Plan, the Participating Company contributions made with regard to each Member's Basic Contributions shall be allocated between the Account and Restricted Company Match Account of each such Member for the period for which such allocation is being made as determined under the following table:

Column 1 Member Basic Contributions in 1 Percentage Point	Column 2 Participating Company Contributions for each $1 of Member Basic	Column 3 Portion of Participating Company Contributions in Column 2 Allocated	Column 4 Portion of Participating Company Contributions in Column 2 Allocated

Increments	Contributions in Column 1	to the Member's Account	to the Member's Restricted Company Match Account
1. first 1% of Compensation	1. $1.10	1. $ .30	1. $ .80
2. second 1% of Compensation	2. $1.10	2. $ .30	2. $ .80
3. third 1% of Compensation	3. $1.00	3. $ .30	3. $ .70
4. fourth 1% of Compensation	4. $1.00	4. $ .30	4. $ .70

Each Participating Company's share of the aggregate Participating Company contributions for any period for which an allocation is made shall equal the sum of the allocations pursuant to this Section 7.1 of such aggregate Participating Company contributions to the Accounts and Restricted Company Match Accounts of the Members employed by such Participating Company during such period.

7.2 Limitation on Annual Additions.

(a) Notwithstanding any other provision of the Plan, the sum of the Annual Additions (as hereinafter defined) to a Member's Account and Tax Deferred Account for a Limitation Year (as defined in Section 7.4) ending after January 1, 1984 shall not exceed the lesser of: (i) $30,000 as adjusted under Section 415(d) of the Code, determined as of the applicable Limitation Year; or (ii) 25% of such Member's Limitation Year Compensation (as defined in Section 7.4). Effective for Limitation Years beginning after December 31, 2001, the sum of the said Annual Additions shall not exceed (except as otherwise allowed under Code section 414(v)) the lesser of: (i) $40,000 as adjusted under Section 415(d) of the Code, determined as of the applicable Limitation Year; or (ii) 100% of such Member's Limitation Year Compensation (as defined in Section 7.4). The limitation in each clause (ii) above shall not apply with respect to any contributions for medical benefits (within the meaning of Section 419A(f)(2) of the Code) after separation from service which are otherwise treated as an Annual Addition or to any amount otherwise treated as an Annual Addition under Section 415(l) of the Code. The term Annual Additions to a Member's Account for any Limitation Year shall mean the sum of:

(1) such Member's allocable share of the total aggregate Participating Company contributions for the Plan Year ending within such Limitation Year;

(2) amounts allocated under Section 6.1 to such Member's Tax Deferred Account for the Plan Year ending within such Limitation Year (other than excess deferrals distributed to the Member by April 15 of the calendar year following the calendar year during which such excess deferral arose);

(3) the amount of such Member's total Basic Contributions and Supplemental Contributions to his account for the Plan Year ending within such Limitation Year (other than rollover contributions, repayments of loans or of amounts described in Section 411(a)(7)(B) of the Code in accordance with the provisions of Section 411(a)(7)(C) of the Code, repayments of amounts described in Section 411(a)(3)(D) of the Code, direct transfers between qualified plans, deductible employee contributions within the meaning of Section 72(o)(5) of the Code; and salary reduction contributions to a simplified employee pension plan which are excludable from gross income under Section 408(k)(6) of the Code);

(4) amounts allocated, in years beginning after March 31, 1984, to an individual medical benefit account, as defined in Section 415(l)(2) of the Code, which is part of a defined benefit plan; and

(5) amounts derived from contributions paid or accrued after December 31, 1985, in taxable years ending after such date, which are attributable to post-retirement medical benefits allocated to the separate account of a key employee, as defined in Section 419A(d)(3) of the Code, under a welfare benefits fund, as defined in Section 419(e) of the Code, maintained by a Participating Company or an Affiliated Company.

Except as provided in (2) of this paragraph (a), excess deferrals, excess contributions and excess aggregate contributions are included as Annual Additions for the Limitation Year for which they are allocated to an account.

(b) In the event that it is determined that, but for the limitations contained in paragraph (a) of this Section 7.2, the Annual Additions to a Member's Account, Tax Deferred Account and Restricted Company Match Account for any Limitation Year would be in excess of the limitations contained herein, such Annual Additions shall be reduced to the extent necessary to bring such Annual Additions within the limitation contained in paragraph (a) of this Section 7.2 in the following order:

(1) Any employee contributions by a Member to his Account which are included in such Annual Additions shall be returned to such Member together with any gain attributable to such returned employee contributions unless the return of employee contributions under this sub-paragraph (1) results in discrimination in favor of employees of the Sponsoring Company, or other Participating Company which is not an Affiliated Company of the Sponsoring Company, who are officers or highly compensated;

(2) If there are no such employee contributions, or, if such employee contributions cannot be returned or are not sufficient to reduce such Annual Additions to the limitations contained herein, to the extent permitted by the Code and/ or regulations issued thereunder, contributions allocated to a Member's Tax Deferred Account which are included in such Annual Additions shall be paid to such Member together with any gain attributable to such contributions;

(3) If there are no such allocations, or, if such allocations cannot be paid to such Member or are not sufficient to reduce such Annual Additions to the limitations contained herein, such Member's allocable share of the aggregate Participating Company contributions for the Plan Year ending within such Limitation Year shall be reduced.

(c) To the extent that the amount of any Member's allocable share of the aggregate Participating Company contributions is reduced in accordance with the provisions of paragraph (b) of this Section 7.2, the amount of such reductions shall be treated as a forfeiture under the Plan and shall be applied to reduce Participating Company contributions made or to be made after the date on which such reduction arose or, if there are no such contributions made, shall be returned to the Participating Companies.

7.3 Limitation on Annual Additions for Participating Companies or Affiliated Companies Maintaining Other Defined Contribution Plans. In the event that any Member of this Plan is a participant under any other Defined Contribution Plan (as defined in Section 7.4) maintained by a Participating Company or an Affiliated Company (whether or not terminated), the total amount of Annual Additions to such Member's accounts under all such Defined Contribution Plans shall not exceed the limitations set forth in Section 7.2; provided, however, if any such Defined Contribution Plan is subject to a special limitation in addition to, or instead of, the regular limitations described in Sections 415(b) and 415(c) of the Code: (i) the total amount of Annual Additions to such Member's Account, Tax Deferred Account and Restricted Company Match Account in this Plan (only) shall not exceed the limitations set forth in Section 7.2, (ii) the combined limitations for all such Defined Contribution Plans (including this Plan) shall be the larger of such special limitation or the limitations set forth in Section 7.2 and (iii) if any such other Defined Contribution Plan is a tax credit employee stock ownership plan under which the amount allocated to such Member for a Limitation Year is equal to the limitation set forth in Section 7.2, no part of the total aggregate Participating Company contributions for such Limitation Year may be allocated to such Member under this Plan. If it is determined that as a result of the limitations set forth in this Section 7.3 the Annual Additions to a Member's Account, Tax Deferred Account and Restricted Company Match Account in this Plan must be reduced, such reduction shall be accomplished in accordance with the provisions of Section 7.2.

7.4 Definitions Relating to Annual Additions Limitations. For purposes of Section 7.2, Section 7.3 and this Section 7.4, the following definitions shall apply:

(a) "Retirement Plan" shall mean (i) any profit sharing, pension or stock bonus plan described in Sections 401(a) and 501(a) of the Code, (ii) any annuity plan or annuity contract described in Sections 403(a) or 403(b) of the Code, (iii) any qualified bond purchase plan described in Section 405(a) of the Code, (iv) any individual retirement account, individual retirement annuity or retirement bond described in Sections 408(a), 408(b) or 409(a) of the Code and (v) any simplified employee pension.

(b) "Defined Contribution Plan" shall mean (i) a Retirement Plan which provides for an individual account for each participant therein and for benefits based solely on the amount contributed to the participant's account, and any income, expenses, gains and losses, and any forfeitures of accounts of other participants which may be allocated to such participant's account and (ii) mandatory and/or voluntary employee contributions to a defined benefit plan to the extent of such employee contributions.

(c) "Limitation Year" shall mean the Plan Year.

(d) "Limitation Year Compensation" shall mean the Member's wages, salaries, fees for professional service and other amounts received for personal services actually rendered in the course of employment with the Participating Companies and Affiliated Companies during a Limitation Year including, but not limited to, commissions paid salesmen, compensation for services on the basis of a percentage of profits, and bonuses. Limitation Year Compensation shall not include deferred compensation amounts (other than amounts received by a Member pursuant to an unfunded non-qualified plan in the year such amounts are includable in the gross income of the Member for federal income tax purposes); amounts allocated to a Member's Tax Deferred Account, provided, however, that such amounts shall be included as Limitation Year Compensation in Limitation Years beginning after December 31, 1997; allowances paid by reason of foreign assignment; amounts realized from the exercise of non-qualified stock options or when restricted stock (or property) held by a Member becomes freely transferable or is no longer subject to a substantial risk of forfeiture; amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option; and other amounts which receive special tax benefits. Notwithstanding anything in the foregoing to the contrary, effective for Limitation Years beginning after December 31, 1997, elective deferrals pursuant to Code sections 125, 132(f), or 457 shall be included as Limitation Year Compensation. Effective for Limitation Years beginning on and after October 1, 1994, the applicable annual compensation limit becomes

$150,000 and adjustments thereto shall only be made in increments of $10,000, rounded down to the next lowest multiple of $10,000, in such manner as determined by Code section 415(d) from time to time. Effective for Limitation Years beginning on and after January 1, 2002, the applicable annual compensation limit becomes $200,000 and adjustments thereto shall only be made in increments of $5,000 rounded down to the next lowest multiple of $5,000, in such manner as determined by Code section 415(d) from time to time.

7.5 Multiple Use of Alternative Limitations. Notwithstanding the satisfaction of the limitations imposed on the Actual Contribution Percentage in Section 5.4 of the Plan and on the Actual Deferral Percentage in Section 6.3 of the Plan, an additional aggregate limit (described below) applies for the Plan Year if each of the following applies for such Plan Year:

(a) at least one Highly Compensated Eligible Employee is eligible to participate in the Plan;

(b) the sum of the Actual Deferral Percentage and the Actual Contribution Percentage of the Highly Compensated Eligible Employees for such Plan Year exceeds the aggregate limit (described below);

(c) the Actual Deferral Percentage for the Highly Compensated Eligible Employees for such Plan Year exceeds 125% of the Actual Deferral Percentage for the Non-Highly Compensated Eligible Employees for such Plan Year; and

(d) the Actual Contribution Percentage for the Highly Compensated Eligible Employees for such Plan Year exceeds 125% of the Actual Contribution Percentage for the Non-Highly Compensated Eligible Employees for such Plan Year.

For purposes of determining whether the aggregate limit (described below) applies and for purposes of applying such limit, if it applies, the Actual Contribution Percentage and the Actual Deferral Percentage shall first be adjusted, as provided under Sections 5.4 and 6.3, to cure the existence of any excess aggregate contributions and any excess contributions, as provided under those Sections. For purposes of this Section 7.5, the aggregate limit is the greater of:

(1) the sum of (i) 125% of the greater of the Actual Deferral Percentage or the Actual Contribution Percentage of the Non-Highly Compensated Eligible Employees for such Plan Year and (ii) 2.00 plus the lesser of the

Actual Deferral Percentage or the Actual Contribution Percentage of the Non-Highly Compensated Eligible Employees for such Plan Year, provided that this amount shall not exceed twice the lesser of such Actual Deferral Percentage or Actual Contribution Percentage; or

(2) the sum of (i) 125% of the lesser of the Actual Deferral Percentage or the Actual Contribution Percentage of the Non-Highly Compensated Eligible Employees for such Plan Year and (ii) 2.00 plus the greater of the Actual Deferral Percentage or the Actual Contribution Percentage of the Non-Highly Compensated Eligible Employees for such Plan Year, provided that this amount shall not exceed twice the greater of such Actual Deferral Percentage or Actual Contribution Percentage.

Effective October 1, 1995, if the sum of the Actual Deferral Percentage and the Actual Contribution Percentage of the Highly Compensated Eligible Employees for such Plan Year exceeds the aggregate limit, then the Sponsoring Company shall reduce the Actual Contribution Percentage of the Highly Compensated Eligible Employees for such Plan Year in an amount sufficient to come within the aggregate limit by creating excess aggregate contributions subject to the provisions of Section 5.4.

For Plan Years beginning after December 31, 2001, the provisions of this section 7.5 shall have no application under the Plan.

ARTICLE 8

INVESTMENT OF CONTRIBUTIONS

8.1 Investment Funds. The Trust Fund shall be invested by the Trustee in such investment funds as may be agreed upon, from time to time, between the Trustee and the Sponsoring Company, as provided in Section 4 of the trust agreement between the Sponsoring Company and the Trustee, dated as of October 1, 1995 and as it may be amended thereafter, including all attachments and exhibits appended thereto, all of which are incorporated herein by reference and made a part hereof, and in accordance with the provisions of Section 8.2 of the Plan. Any provision of the trust agreement so incorporated that is in conflict with a provision regarding the investment funds contained herein shall supercede and control over the conflicting provision contained herein. The following is a list and general description of the said investment funds:

(a) Fund A - Ashland Common Stock Fund shall be a fund consisting of common stock of the Sponsoring Company contributed by one or more Participating Companies or purchased by the Trustee (i) on the open market; (ii) by the exercise of stock rights; (iii) through participation in any dividend reinvestment program of the Sponsoring Company, including any such program which involves the direct issuance or sale of common stock by the Sponsoring Company (if no commission is charged with respect to such direct issuance or sale); or (iv) from the Sponsoring Company whether in treasury stock or authorized but unissued stock. Stock purchased by the Trustee pursuant to clause (iii) of this paragraph (a) shall be valued pursuant to such dividend reinvestment program and shall be purchased in accordance with all of the terms and conditions of such program. Stock contributed by a Participating Company or purchased by the Trustee pursuant to clause (iv) of this paragraph (a) shall be valued at the closing price of such stock on the New York Stock Exchange composite tape for the trading day immediately preceding the date on which such stock is contributed or sold to the Plan; provided, however, that effective on and after April 1, 1996, stock acquired pursuant to clause (iv) of this paragraph (a) shall be valued at the closing price of such stock on the New York Stock Exchange at 4:00 PM for the date as of which such stock is contributed or sold to the Plan and provided further, that any such stock so contributed shall be in whole shares only. In no event shall a commission be charged with respect to a purchase pursuant to clause (iv). The Trustee may, to the extent it is mutually agreed upon by the Trustee and the Sponsoring Company, maintain a portion of the investment in Fund A in cash and/or cash equivalents, in accordance with the terms of the trust agreement, for the purpose of fund liquidity and to accommodate distributions. Notwithstanding anything in the Plan to the contrary, effective January 1, 2000, if there is a stock dividend of shares of Arch Coal, Inc. paid with respect to amounts held in Fund A, the Ashland Common Stock Fund, and on amounts held in the Restricted Company Match Accounts, such stock dividend shall be allocated to an investment fund maintained in the Plan, which may be a separately accounted for subdivision of Fund A, hereinafter referred to as the Arch Coal Investment Fund, to hold each Member's and Beneficiary's allocable share of such stock dividend. The terms of the Arch Coal Investment Fund shall not allow any Member or Beneficiary to transfer additional amounts thereto, but, nevertheless, shall provide that any cash dividends paid on such stock dividend allocated thereto be used to acquire additional amounts of such stock. Additionally, Members and Beneficiaries having interests invested in the Arch Coal Investment Fund shall be able to direct the Trustee regarding the voting of the shares of stock represented by the said investment therein in the same manner as prescribed in Section 15.6 and in Article 23 of the Plan.

(b) Low Volatility Fund is a managed income fund option that seeks preservation of capital and a competitive level of income over time. The fund's goal is to maintain low volatility of the unit price which will fluctuate modestly with market movements. The fund is composed of two components. Fidelity manages the component which invests in a diversified portfolio of short-term fixed income securities whose yield, and therefore market value, will vary as interest rates change. PRIMCO manages the component which invests in a diversified portfolio of high quality fixed income securities and investment contracts offered by major financial institutions providing a fixed or reasonably predictable rate of return for a specified period. Share price, yield and return will vary.

(c) Fidelity Government Income Fund is an income mutual fund that seeks to provide a high level of current income that is consistent with preservation of principal. It generally invests in at least 65% of total assets in U.S. Government securities. The fund invests in instruments related to U.S. Government securities. The fund is managed to have similar overall interest rate risk to an index, which as of July 31, 2000 was the Lehman Brothers Government Bond Index, but which may be changed from time to time by the Trustee or the fund's manager. The fund may invest in securities with any maturity. Investments in the fund are not guaranteed or insured by the FDIC or any other government agency. Share price, yield and return will vary.

(d) PIMCO Total Return Fund is an income mutual fund that seeks to provide high total return that exceeds general bond market indices by investing in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to 12 years), investments may also include short- and long-maturity bonds. Share price, yield, and return will vary.

(e) U.S. Equity Index Commingled Pool is a commingled pool of the Fidelity Group Trust for Employee Benefit Plan (not a mutual fund) managed by Fidelity Management Trust Company that seeks to approximate the composition and total return of the Standard & Poor's 500 Index and that invests primarily in the common stocks of the 500 companies that make up the S&P 500. Share price and return will vary.

(f) Fidelity Equity Income II Fund is a growth and income mutual fund that seeks to provide a reasonable income. In pursuing this objective, the fund will also consider the potential for capital appreciation. The fund seeks to provide a yield that exceeds the composite yield of the Standard & Poor's 500 Index and that generally invests in at least 65% of total assets in income producing equity securities. The fund may potentially invest in other types of equity securities and debt securities, including lower-quality debt securities. Investments in lower-rated securities involve greater risk than other debt securities including the risk of default. The fund may invest in securities of domestic or foreign issuers. Share price and return will vary.

(g) Fidelity Contrafund is a growth mutual fund that seeks to provide capital appreciation. Generally, the fund invests primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. The fund invests in securities of companies, whose value the manager believes is not fully recognized by the public. Share price and return will vary.

(h) Fidelity Blue Chip Growth Fund is a growth mutual fund that seeks to provide growth of capital over the long term. Generally, the fund invests primarily in common stocks of well-known and established companies. Normally invests at least 65% of the fund's total assets in blue chip companies (those with a market capitalization of at least $200 million, if the company's stock is included in the Standard & Poor;s 500 Index (S&P500) or the Dow Jones Industrial Average, or $1 billion if not included in either index). The fund may also invest in companies that the manager believes to have above-average growth potential. The fund may invest in securities of domestic and foreign issuers. Share price and return will vary.

(i) PIMCO Mid Cap Growth Fund is a growth mutual fund that seeks to increase the value of investments over the long term through capital growth. Generally it invests in common stocks of companies worth at least $500 million (excluding the 250 companies with the highest market capitalization) with the potential for growth. Share price and return will vary.

(j) Fidelity Low Priced Stock Fund is a growth mutual fund that seeks to provide capital appreciation. It generally invests at least 65% of total assets in low-priced common stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies. The fund may potentially invest in stocks not considered low-priced. Investments in smaller companies may involve greater risks than those of larger, more well-known companies. The fund may invest in securities of domestic and foreign issuers. This fund carries a short-term trading fee, which is charged to discourage short-term buying and selling of fund shares. If you sell your shares after holding them for less than 90 days, the fund will deduct a short-term trading fee from your account equal to 1.5% of the value of the shares you sold. Share price and return will vary.

(k) Franklin Small-Mid Cap Growth Fund (called the Franklin Small Cap Growth Fund I before September 1, 2001) is a growth mutual fund that seeks to increase the value of investments over the long term through capital growth. Generally, the fund invests in small to mid-cap equity securities of companies. The fund may also invest a portion of its assets in foreign securities, including those of developing markets issuers, which involve greater risks. Share price and return will vary.

(l) Fidelity Overseas Fund is a growth mutual fund that invests internationally and that seeks to provide a long-term growth of capital. Generally it invests at least 65% of total assets in foreign securities. The fund normally invests primarily in common stocks. Foreign investments, especially those in emerging markets, involve greater risks and may offer greater potential returns than U.S. investments. These risks include political and economic uncertainties of foreign countries, as well as the risk of currency fluctuations. This fund carries a short-term trading fee, which is charged to discourage short-term buying and selling of fund shares. If share are sold after holding them for less than 30 days, the fund will deduct a short-term trading fee from the account equal to 1.00% of the value of the shares sold. Share price and return will vary.

(m) Packaged Investment Programs shall be one of three packaged investment strategies: aggressive, moderate or conservative. Each strategy results in an allocation specific to that designation which is described below.

Aggressive.

Type: Diversified Investment Portfolio

Investment Objective: The Aggressive Investment Strategy is designed primarily to achieve long-term growth by investing mostly in equities. A small allocation will be directed toward fixed income securities to provide a margin of current income.

The effective January 1, 2001, the target allocation for the Aggressive Investment Strategy is as follows:

15 percent Low Volatility Fund.

15 percent Fidelity Government Income Fund.

40 percent Fidelity Equity Income II Fund.

20 percent Fidelity Contrafund.

10 percent Fidelity Overseas Fund.

Moderate.

Type: Diversified Investment Portfolio

Investment Objective: The Moderate Investment Strategy is designed to provide both income and the potential for long-term growth with approximately equal emphasis. This includes a combined investment in fixed income and stocks evenly divided.

Effective January 1, 2001, the target allocation for the Moderate Investment Strategy is as follows:

30 percent Low Volatility Fund.

20 percent Fidelity Government Income Fund.

30 percent Fidelity Equity Income II Fund.

15 percent Fidelity Contrafund.

5 percent Fidelity Overseas Fund.

Conservative.

Type: Diversified Investment Portfolio

Investment Objective: The Conservative Investment Strategy is designed to preserve your principal by investing in mostly high quality and lower risk income-producing securities. A small allocation will be directed toward equities to provide a minimum capital growth component.

Effective January 1, 2001, the target allocation for the Conservative Investment Strategy is as follows:

50 percent Low Volatility Fund.

20 percent Fidelity Government Income Fund.

20 percent Fidelity Equity Income II Fund.

10 percent Fidelity Contrafund.

When you elect a packaged investment choice your investment allocations will be automatically rebalanced at least monthly or when the actual allocation for any component deviates from its target by plus or minus five percent.

8.2 Allocation of Contributions to Funds. A Member's contributions made under Articles 5 and 6 of the Plan and his allocable share of the aggregate Participating Company contributions that are not allocated to such Member's Restricted Company Match Account under Section 7.1(b) of the Plan shall be invested in one of more of the investment Funds enumerated under Section 8.1 of the Plan, or as otherwise provided in the trust agreement, as elected by the Member pursuant to Article 4 or as subsequently changed in accordance with Section 8.3. The amount so elected to be invested by a Member in a particular Fund cannot be less than 5% of the total of the contributions to be invested and must otherwise be expressed in whole percentage point increments, unless otherwise specified under administrative rules promulgated by the Sponsoring Company. An account shall be established for each Member under each Fund to which contributions on behalf of such Member have been allocated and a separate account shall be established under each such Fund in respect of any salary reduction contributions under Article 6 of the Plan. Additionally, each Member's contributions allocated to his Account before 1987 which consisted of after-tax contributions of such Member shall be separately accounted for. Effective after March 31, 1996, Participating Company contributions made under Article 7 and which are allocated to a member's Restricted Company Match Account under Section 7.1(b) of the Plan and the income, gains and losses allocable thereto shall be automatically invested in Fund A on behalf of such Member and be separately accounted for from all other amounts held in Fund A. Effective January 1, 2000, the income, gains, losses and dividends payable on any stock dividends paid in shares of Arch Coal, Inc. with respect to Members' and Beneficiaries' holdings in Fund A and in the Restricted Company Match Accounts which are allocated to the Arch Coal Investment Fund interests of such Members and Beneficiaries, as described in Section 8.1(a) of the Plan, shall automatically be allocated to the Arch Coal Investment Fund interests of all such Members and Beneficiaries, with the amount of any such dividends reinvested in additional shares of Arch Coal, Inc. stock. The reinvestment of such dividends payable on the Arch Coal, Inc. stock investments shall occur at such time and in such manner as determined by the Trustee.

8.3 Change in Investment Options. A Member may elect to change his investment option or options for future contributions, within the limits set forth in Section 8.2, by following such administrative procedures as may be prescribed by the Sponsoring Company, from time to time, and any such change shall be effective with respect to the first paycheck for such Member issued for the first pay period beginning after the Sponsoring Company records such change. Notwithstanding anything to the contrary contained herein, a Member cannot elect to change the investment of his allocable share of future Participating Company contributions to be allocated to his Restricted Company Match Account. Notwithstanding anything in the Plan to the contrary, no Member may elect to have any portion of such Member's contributions or the Participating Company contributions made on behalf of such Member allocated to the Member's investment (if any) in the Arch Coal Investment Fund.

8.4 Transfer Between Investment Funds. Subject to such administrative procedures as may be prescribed by the Sponsoring Company, from time to time, and subject to any requirements regarding the minimum amount that a Member may be able to direct to be transferred from one investment Fund to another as may be prescribed, from time to time, by the Sponsoring Company and the Trustee, a Member may elect to transfer all or a portion of his Account and Tax Deferred Account invested in any Fund enumerated under Section 8.1 of the Plan to or among any one or more of the other such Funds by following such administrative procedures for the same as may be prescribed by the Sponsoring Company, from time to time, generally to be effective no later than the end of the next day following the day on which such investment transfer is recorded on the records of the Trustee and on which the New York Stock Exchange is open. Notwithstanding anything in the Plan to the contrary, no ember or Beneficiary may elect to have any portion of such person's other investments in the Plan transferred to such person's investment (if any) in the Arch Coal Investment Fund. Nevertheless, Members and Beneficiaries may elect to have their interests in the Arch Coal Investment Fund transferred to other available investment options under the Plan on the same terms and conditions that such investment transfers may be made among other investment options in the Plan that are not part of the Restricted Company Match Account.

8.5 Trustee to Trustee Transfers.

(a) PAYSOP Termination. In connection with the termination of the portion of the Ashland Inc. PAYSOP, effective January 31, 1991, the Plan shall accept direct transfers of shares of common stock of the Sponsoring Company for investment in Fund A hereunder, valued as of the date of such transfer under the rules applicable under such PAYSOP, with respect to Employees who are eligible to participate in the Plan. Except for purposes of the rules for determining the amount of and the limitations on Participating Company contributions under Articles 7 and 24 of the Plan, such direct transfers of shares shall be treated in the same manner as Participating Company contributions made to the Plan with respect to an Employee.

(b) LESOP Diversification. In connection with the making of investment directions under Section 7.5 of the Ashland Inc. Leveraged Employee Stock Ownership Plan, the Plan shall accept direct transfers of shares of common stock of the Sponsoring Company for investment in Fund A hereunder, and for allocation to the Account of the Member who directed that such transfer be made, valued as of the date of such transfer under the rules applicable under such plan. Except for purposes of the rules for determining the amount of and the limitations on Participating Company contributions under Articles 7 and 24 of the Plan, such direct transfers of shares shall be treated in the same manner as Participating Company contributions made to the Plan with respect to a Member and allocated to such Member's Account.

(c) Subject to the satisfaction of the following requirements, a Member may make a voluntary and informed election directing that his entire vested Account and Tax Deferred Account and Restricted Company Match Account be transferred directly from the Trustee of this Plan to the trustee of another plan ("transferee plan") which is qualified under Section 401(a) of the Code. The requirements which must be satisfied are as follows:

(i) The Member shall have the option to allow his Account and Tax Deferred Account and Restricted Company Match Account to remain in this Plan for the maximum period of time allowed under Sections 13.1 and 16.1 of the Plan.

(ii) The Account, Tax Deferred Account and Restricted Company Match Account, when transferred to the transferee plan, must be fully vested thereunder and, immediately after such transfer, the Member would receive from the transferee plan, on a termination basis, a benefit therefrom which is at least equal to the benefit to which he would have been entitled, on a termination basis, from this Plan immediately before such transfer, within the meaning of the provisions of Section 414(1) of the Code.

(iii) The transfer of the Member's Account, Tax Deferred Account and Restricted Company Match Account shall be in cash, except to the extent the Member would be entitled to receive a distribution in kind. To the extent that a Member is so entitled to receive a distribution in kind, the Member may direct that the transfer be made in kind, except to the extent the transferee plan will not accept the transfer in kind. The amount of cash or in kind assets transferred shall be determined in the same manner as any other distribution under the Plan.

(iv) The Member shall otherwise be entitled to a distribution pursuant to the provisions of Article 11 and Article 13.

(v) The Member provides such evidence from the transferee plan to the Plan Administrator, as prescribed by the Plan Administrator, which is sufficient to demonstrate that the transferee plan is qualified under Section 401(a) of the Code, that the terms of the transferee plan allow it to accept such a transfer in the form in which it will be made as prescribed under (iii) above, and that the transferee plan meets the applicable provisions of (ii) above.

8.6 Diversification Elections.

(a) Election by Qualified Member. Effective after March 31, 1996, each Qualified Member shall be permitted to direct the Plan (as prescribed under (b) and (c) below) as to the investment of 25 percent of his Restricted Company Match Account (as determined under (d) below) during the period beginning on the first regular business day of September and ending on the next to last regular business day of September, as determined by the Sponsoring Company, for the

Plan Year in which falls such first regular business day of September and which is part of such Qualified Member's Qualified Election Period; provided, however, that "50 percent" shall be substituted for "25 percent" above for the Plan Year during such Qualified Member's Qualified Election Period which ends in the calendar year in which such Qualified Member attains age 60, and for each subsequent Plan Year in such Qualified Member's Qualified Election Period.

(b) Method of Directing Investment. The Qualified Member's investment direction under (a) above shall be made pursuant to such administrative rules as may be prescribed by the Sponsoring Company, from time to time, in a manner similar to that prescribed for elections to change investment options under Section 8.3 of the Plan, and shall be effective as of the last Valuation Date of the particular September during which the election described in paragraph (a) of this Section 8.6 is made by the Qualified Member.

(c) Investment Options. The amount subject to the Qualified Member's investment direction may be invested in and among any of the investment Funds available under Section 8.1 of the Plan.

(d) Determination of Amount Subject to Diversification Requirements. The portion of a Qualified Member's Restricted Company Match Account subject to the investment direction provided under (a) above for all Plan Years in the Qualified Election Period shall be equal to (1) 25 percent (50 percent for Plan Years ending in and after the calendar year in which the Qualified Member attains age 60) of the value of such Qualified Member's Restricted Company match Account as of the last Valuation Date of September of the Plan Year to which the investment direction relates (determined separately for each such Account), plus any amounts that were subject to a prior investment direction pursuant to the provisions of this Section 8.6, less, (2) the amounts of such Qualified Member's Restricted Company Match Account previously subject to an investment direction under this Section 8.6.

8.7 Loans.

(a) Eligibility. Any Member who is an Employee paid on the payroll system of the Sponsoring Company or, effective January 1, 2001, any Member whether or not paid on the payroll system of the Sponsoring Company (including, among others, former Employees, but excluding alternate payees under approved qualified domestic relations orders and beneficiaries of deceased Members) may apply for a loan from his Tax Deferred Account and his Account (but not from his Restricted Company Match Account), subject to the terms, conditions and limitations prescribed in this Section 8.7 of the Plan and those on any loan agreement or promissory note signed by such Member. Any such Member who is eligible for a loan may apply for a loan by contacting the Trustee in the manner prescribed by the Sponsoring Company, from time to time. A Member to whom a loan is made automatically agrees to be bound by all the terms and conditions associated with such loan by receiving, accepting, cashing and/or depositing the check representing the loan amount, including any loan agreement and/or promissory note, the provisions of which were on or sent in association with such check.

(b) Conditions. Loans under (a) above shall meet all of the following requirements:

(1) such loans shall be available to Members who are parties in interest (as defined in ERISA Section 3(14)(H)) on a reasonably equivalent basis, provided, however, any such Member to whom a loan is made must satisfy the eligibility requirements identified in paragraph (a) of this Section 8.7;

(2) such loans shall not be made available to Members who are highly compensated employees (as defined in Code Section 414(q)) in an amount greater than the amount made available to other Members; provided, however, that the Plan may lend the same percentage of a person's vested benefits to Members with both large and small amounts of vested benefits;

(3) such loans shall be made in accordance with definite plans for repayment;

(4) such loans shall bear a reasonable rate of interest which shall be equal to the prime rate of interest, as determined by the Sponsoring Company or the Trustee, for the calendar month preceding the calendar month during which the loan is made plus one percentage point and such rate of interest shall be compounded monthly;

(5) such loans shall not be made in an amount of less than $1,000 and no more than two loans for an eligible Member may be outstanding at one time;

(6) such loans shall be subject to an initiation fee upon approval and an annual processing fee charged against the Tax Deferred Account and/or Account of the Member as an expense, additionally, for loans made after January 1, 1998, if determined by the Sponsoring Company to be reasonably required, such loans shall be subject to any applicable tax, fee, collection or other pecuniary charge imposed by any federal, state or local government or division thereof and it shall be collected from either the amount of the loan or from the Member's Account or Tax Deferred Account;

(7) Members to whom such loans are made shall agree to repay such loans by means of payroll deductions; and

(8) such loans shall be adequately secured by an assignment of 50% of a borrowing Member's nonforfeitable benefits in his Tax Deferred Account and Account under the Plan; provided, however, in the event of default, foreclosure on the note and attachment of security will not occur until a distributable event occurs under the Plan.

(c) Limitation on Amount. A loan under the Plan (when added to other loans outstanding under the Plan and any other plans taken into account under Section 72(p)(2)(C) of the Code) to a Member shall not exceed the lesser of:

(1) $50,000 reduced by the difference between the Member's highest outstanding loan balance under the Plan during the one-year period ending on the date the loan is made and the Member's outstanding loan balance under the Plan on the date the loan is made; or

(2) 50% of the nonforfeitable portion of the Member's Tax Deferred Account and Account.

(d) Repayments.

(1) Period to Repay. Each loan under this Section 8.7 must be repaid within five years of the date it is made.

(2) Method of Repayment. Except as otherwise allowed, a Member's repayment of a loan shall be made by means of payroll deductions providing for substantially level amortization with payments not less than quarterly. Notwithstanding the foregoing, a Member may pre-pay the total outstanding balance of a loan by delivering a money order, cashier's check or certified check in the amount of such balance in such manner as may be prescribed, from time to time, by the Sponsoring Company. A Member with one or more loans outstanding who, after December 31, 1997, ceases to be paid through the payroll system of the Sponsoring Company shall be permitted to continue to repay such loan or loans by personal check or by such other means as may be authorized by the Sponsoring Company, from time to time. The Sponsoring Company shall, in consultation with the Trustee, from time to time, prescribe such procedures to accommodate repayments of outstanding loans by Members who cease to be covered by the Sponsoring Company's payroll and by such Members who subsequently again become covered by the Sponsoring Company's payroll, as may be deemed convenient or appropriate. Effective January 1, 2001, any Member eligible to obtain a loan under paragraph (a) of this Section 8.7 and who is not paid on the payroll system or the Sponsoring Company shall repay any loan hereunder by personal check or by such other means as may be authorized by the Sponsoring Company, from time to time. If such a Member later becomes covered by the payroll system of the Sponsoring Company, the Sponsoring Company shall, in consultation with the Trustee, from time to time, prescribe procedures to accommodate repayments under these circumstances.

(3) Grace Period. In the event that an installment to repay the loan is missed, the Sponsoring Company may apply a grace period to allow Member to repay the outstanding loan by the last day of the calendar quarter after the calendar quarter in which the required installment was due.

(4) Suspensions.

i. Leaves. Notwithstanding anything contained herein to the contrary, and subject to the discretion of the Sponsoring Company, in the event a Member to whom a loan has been made goes on an approved leave of absence without pay, the installment payments otherwise due to repay such loan may be suspended for a period of up to one year; provided, however, that such suspension shall not extend the five-year period within which such loan must otherwise be repaid and provided further, that any remaining installments upon such Member's return to active, paid employment on the payroll system of the Sponsoring Company shall be appropriately adjusted to take into account the period during which installment payments were missed.

ii. Military Leaves. Notwithstanding anything contained herein to the contrary, in the event a Member to whom a loan has been made goes on a military leave of absence of the kind described in Code section 414(u) for more than two weeks, the installment payments otherwise due to repay such loan may be suspended for the period of such leave. Interest shall continue to accrue during the time such loan repayments are suspended at the lesser of 6% or the rate that otherwise applied to the loan. Upon return to employment within the time required to preserve reemployment rights under Federal law the loan will be re-amortized over an extended period. The extended period shall equal the term of the original loan and the period of the military leave. The amount of the re-amortized periodic loan repayments shall not be less than the amount of the periodic payments that were due before the military leave.

(e) Default. Unless otherwise provided under this Section 8.7 or under law, a Member to whom a loan is made under this Section 8.7 shall be considered to be in default with regard to the repayment of such loan if, at any time while the loan is outstanding, the Member ceases to meet the eligibility requirements for a loan under paragraph (a) of this Section 8.7. Except to the extent that subparagraphs (3) and (4) of paragraph (d) of this Section 8.7 may apply to such Member, upon a default, the outstanding balance of the loan will become due and payable which may result in a deemed distribution or a distribution of an offset amount with respect to the Member under applicable Department of Treasury regulations.

8.8 Dividends on Employer Securities. Effective March 1, 2000, at the direction of the Sponsoring Company, cash dividends paid to the Trust on Employer Securities that are allocated to Members' Restricted Company Match Accounts may be distributed to Members or their Beneficiaries. Any such distribution shall be made in cash to the applicable Members or Beneficiaries not later than 90 days after the close of the Plan Year in which the dividend was paid. The direction alluded to in this Section 8.8 may be made by telephone, in writing or electronically (e.g., by fax or e-mail). Effective June 5, 2001, in accordance with an amendment to the trust agreement dated as of that date, no dividend of less than $10.00 may be distributed to a Member or Beneficiary. In this event such dividend shall be reinvested in the applicable Restricted Company Match Account.

ARTICLE 9

VALUATION OF TRUST FUND

The Trustee shall value each investment Fund described in Article 8 at fair market value as of the close of business on each Valuation Date. In making such valuation, the Trustee shall deduct all charges, expenses and other liabilities, if any, contingent or otherwise, then chargeable against each such Fund, in order to give effect to income realized and expenses paid or incurred, losses sustained and unrealized gains or losses constituting appreciation or depreciation in the value of Trust investments in each such Fund since the last previous valuation. The Trustee shall deliver to the Sponsoring Company a certified valuation of each such investment Fund together with a statement of the amount of net income or loss (including appreciation or depreciation in the value of Trust investments in each such Fund) in such manner and at such time or times as may be prescribed in the trust agreement between the Sponsoring Company and the Trustee.

ARTICLE 10

SEPARATE ACCOUNTS

10.1 Separate Accounts. Separate accounts under each investment Fund described in Section 8.1 shall be maintained under the Plan for each Member. The amount contributed by or on behalf of a Member or allocated to such Member shall be credited to his Account, his Tax Deferred Account, or his Restricted Company Match Account in the manner set forth in Articles 5, 6, 7 and 8 of the Plan. No amounts allocated to a Member's Account shall be reallocated to such Member's Tax Deferred Account, and, except as otherwise allowed by Section 6.3 of the Plan and/or law, regulation or ruling, no amount allocated to a Member's Tax Deferred Account shall be reallocated to such Member's Account. All payments from the Plan to a Member or his Beneficiary shall be charged (i) first against the Account of such Member, starting with any after-tax contributions the Member made prior to 1987, exclusive of earnings allocable thereto, to the extent such contributions still remain in the Member's Account, until exhausted, and then (ii) against the remainder of the Account, consisting first of any other Member after-tax contributions and second of the Participating Company contributions, and then charged against his Tax Deferred Account and finally charged against his Restricted Company Match Account, including all allocable earnings. Except as otherwise provided in the Plan, each Member has a nonforfeitable right to amounts in his Account, Tax Deferred Account and Restricted Company Match Account.

10.2 Accounts of Members Transferred to an Affiliated Company. If a Member is transferred to an Affiliated Company which is not a Participating Company, the amount credited to his Account, Tax Deferred Account and/or his Restricted Company Match Account shall continue to share in the earnings or losses of each investment Fund for which such Member has an account(s) and such Member's rights and obligations with respect to his Account, Tax Deferred Account and/or his Restricted Company Match Account shall continue to be governed by the provisions of the Plan and Trust.

10.3 Adjustment of Members' Accounts. Pursuant to and consistent with the trust agreement between the Sponsoring Company and the Trustee, the Account, Tax Deferred Account and Restricted Company Match Account of each Member shall be adjusted so that the amount of net income, loss, appreciation or depreciation in the value of each investment Fund for which such Member has an account(s) for the period (hereinafter referred to as the "Valuation Period") from the last previous Valuation Date to the Valuation Date as of which the valuation is being conducted shall be credited to or charged against the Member's Fund accounts in the ratio that (i) the balance in each Fund account of each Member as of the first day of such Valuation Period minus the amount distributable to such Member from such Fund account during such Valuation Period bears to (ii) the balance in all such Members' accounts as of the first day of such Valuation Period minus the total amounts distributable to all such Members from all such Fund accounts during such Valuation Period.

ARTICLE 11

TERMINATION OF EMPLOYMENT BENEFITS

If a Member incurs a Termination of Employment, such Member (or Beneficiary in the case of the death of a Member) shall be entitled to receive a benefit equal to the total amount in the Member's Account, Tax Deferred Account and Restricted Company Match Account as determined in accordance with the provisions of Section 13.2 of the Plan. Such benefit shall be paid in a single lump sum or otherwise in accordance with one of the forms of payment available to such Member or Beneficiary as set forth in Section 13.3 of the Plan. Such benefit may also be payable in kind, to the extent that Section 13.4 applies. Notwithstanding anything in the Plan to the contrary and for distributions before January 1, 2002, if the Member's Termination of Employment is due to a substantial sale of assets or stock, as described in Section 2.1 (ag)(i) and (ii) of the Plan, and if such Member has a Tax Deferred Account at the time of such Termination of Employment, then such distribution must be made as a lump sum distribution, as defined in Code Section 401(k)(10)(B), or any successor thereto.

ARTICLE 12

WITHDRAWALS PRIOR TO TERMINATION OF EMPLOYMENT

12.1 In-Service Withdrawals. As of any Valuation Date prior to a Member's Termination of Employment, such Member shall be entitled to withdraw all or any part of his Account, reduced by the amount of Participating Company contributions and earnings on such contributions allocated to such Member's Account during the 24-month period preceding such Member's withdrawal. Withdrawal by a Member under this Section 12.1 shall only be allowed once during any 12-month period. Withdrawals paid to Members shall first consist of such Member's after-tax contributions made before 1987 and still remaining in his Account, exclusive of earnings allocable thereto. After such amounts are completely exhausted, withdrawals shall come from after-tax contributions made after 1986, Participating Company contributions and the earnings allocable to both such contributions. A Member may elect a withdrawal under this Section 12.1 by contacting the Trustee in such manner as may be prescribed by the Sponsoring Company, from time to time. Withdrawals made under this Section 12.1 are payable as a single sum, in cash or in kind, as allowed under Section 13.4 of the Plan.

12.2 In-Service Withdrawals of the Tax Deferred Account. As of any Valuation Date on or after a Member attains age 59½ and prior to such Member's Termination of Employment, such Member shall be entitled to withdraw all or any part of his Tax Deferred Account; provided, however, that in connection with such withdrawal, such Member also withdraws all of his Account, reduced by the amount of Participating Company contributions and earnings on such contributions allocated to such Member's Account during the 24-month period preceding such Member's withdrawal. Withdrawals by a Member under this Section 12.2 shall only be allowed once during any 12-month period. Withdrawals paid to Members shall first consist of such Member's after-tax contributions made before 1987 and still remaining in his Account, exclusive of earnings allocable thereto, and, after such amounts are completely exhausted, withdrawals under this Section 12.2 shall come from after-tax contributions made after 1986, Participating Company contributions and, finally, Member contributions allocated to such Member's Tax Deferred Account, including the earnings allocable to all such contributions. A Member may elect a withdrawal under this Section 12.2 by contacting the Trustee in such manner as may be prescribed by the Sponsoring Company, from time to time. Withdrawals under this Section 12.2 are payable as a single sum, in cash or in kind, as allowed under Section 13.4 of the Plan..

12.3 Hardship Withdrawal.

(a) A Member may apply for a withdrawal as of any Valuation Date on account of hardship (as hereinafter defined in this Section 12.3) of all or a part of the value of his Tax Deferred Account that is equal to the amount of his Tax Deferred Account as of December 31, 1988 plus salary reduction contributions allocated to such Account after such date, less the amount of previous hardship withdrawals hereunder by filing such application in such form and manner and at such time (prior to the Valuation Date as of which such hardship withdrawal is to be effective) as the Sponsoring Company may from time to time prescribe. An application for a hardship withdrawal under this Section 12.3 may be submitted only by a Member who has no balance in his Account or is withdrawing the entire amount which he is eligible to withdraw under the provisions of Section 12.1 in conjunction with his application for a hardship withdrawal. Payment of an amount withdrawn under this Section 12.3 shall be made in a lump sum, in cash, as soon as reasonably practicable after the date on which such withdrawal is approved by the Sponsoring Company. That portion of such Member's Tax Deferred Account not withdrawn pursuant to this Section 12.3 shall remain in the Trust Fund in such Member's investment Fund accounts allocated to his Tax Deferred Account.

(b) For purposes of this Section 12.3, hardship shall be determined in the sole discretion and judgment of the Sponsoring Company in a uniform and nondiscriminatory manner and shall be deemed to exist, on the basis of an objective analysis of the relevant facts and circumstances, only in the case of an immediate and heavy financial need of the Member. An immediate and heavy financial need of the Member will be deemed to exist if the application for withdrawal is on account of:

(i) medical expenses described in Section 213(d) of the Code incurred by the Member, the Member's Spouse, or any dependents of the Member (as defined in Code Section 152);

(ii) the purchase (excluding mortgage payments) of a principal residence for the Member;

(iii) the payment of tuition for the next 12 months of post-secondary education for the Member, Member's spouse or Member's children or dependents;

(iv) payments necessary to prevent eviction from the Member's principal residence or the foreclosure of the mortgage on that residence;

(v) other events which are adopted by the Sponsoring Company and which are deemed immediate and heavy financial needs by the Commissioner of Internal Revenue through the publication of revenue rulings, notices, and other documents of general applicability; or

(vi) any other set of relevant facts and circumstances which, in the sole discretion of the Sponsoring Company, based upon an objective analysis of the particular facts and circumstances, constitutes an immediate and heavy financial need.

In no event shall an amount withdrawn under this Section 12.3 exceed the amount required to relieve the immediate financial need created by the hardship or which would be reasonably available (as determined by the Sponsoring Company) from other resources of the Member. However, the amount withdrawn under this Section 12.3 may include the amount reasonably anticipated to be necessary to pay any local, state, or federal taxes or penalties resulting from such distribution. To satisfy the Sponsoring Company that the amount to be withdrawn under this Section 12.3 is necessary to satisfy the immediate financial need, each Member applying for a withdrawal under this Section 12.3 shall swear out a statement before a notary public representing that such need cannot be relieved:

(A) through reimbursement or compensation by insurance or otherwise;

(B) by reasonable liquidation of the Member's assets, to the extent such liquidation would not itself cause an immediate and heavy financial need;

(C) by cessation of elective contributions or employee contributions under the Plan; or

(D) by other distributions or nontaxable (at the time of the loan) loans from plans maintained by the Sponsoring Company or by any other employer, or by borrowing from commercial sources on reasonable commercial terms.

So long as the person who reviews the sworn representation of the Member applying for a hardship distribution has no actual knowledge of facts contrary to such Member's representation, the Sponsoring Company shall be able to rely on such representation in making the hardship distribution under this Section 12.3.

12.4 Repayment of Withdrawn Amounts Prohibited. Repayment of amounts withdrawn by a Member or Beneficiary pursuant to the provisions of Article 11 or Article 12 of the Plan, are not permitted.

12.5 Restricted Company Match Account. Except as may otherwise be provided under Section 8.6 of the Plan, addressing diversification elections by Qualified Members, no Member may make a withdrawal of any amount allocated to his Restricted Company Match Account prior to incurring a Termination of Employment.

ARTICLE 13

PAYMENT OF BENEFITS

13.1 Payment of Benefits--General Rules.

(a) Incorporation. Notwithstanding anything to the contrary contained in the Plan, but subject to the following paragraph, all distributions under the Plan shall be determined and made in accordance with Section 401(a)(9) of the Code and the regulations thereunder, including the minimum distribution incidental benefit requirement of Treasury Regulation Section 1.401(a)(9)-2. The requirements of Section 401(a)(9) of the Code and the regulations thereunder, as they now exist or may be hereafter amended, are hereby incorporated herein by reference and made a part hereof to the extent that such requirements are not otherwise specifically set forth in the Plan and to the extent that such requirements are not in conflict with any legally permissible provision of the Plan.

Notwithstanding any provision of the Plan to the contrary, distributions made on or after December 1, 2001 for calendar years beginning on or after January 1, 2001 shall comply with the minimum distribution requirements of section 401(a)(9) of the Internal Revenue Code that are prescribed in the section 401(a)(9) regulations proposed on January 17, 2001 (the 2001 Proposed Regulations). If the total amount of required minimum distributions to an individual for 2001 prior to December 1, 2001 are equal to or greater than the amount of required minimum distributions determined under the 2001 Proposed Regulations, then no additional distributions are required for such individual for 2001 on or after such date. If the total amount of required minimum distributions made to an individual for 2001 prior to December 1, 2001 are less than the amount determined under the 2001 Proposed Regulations, then the amount of required minimum distributions for 2001 on or after such date will be determined so that the total amount of required minimum distributions for 2001 is the amount determined under the 2001 Proposed Regulations. This provision shall continue in effect until the last calendar year beginning before the effective date of the final regulations under section 401(a)(9) or such other date as may be published by the Internal Revenue Service.

(b) Lifetime Distribution Periods. Distributions to a Member during his life shall commence no later than the time specified in (c)(2) of this Section 13.1. Such distributions shall, as of the first distribution calendar year, if not made in a single sum to a Member, be made over any of the following periods (or any combination thereof):

(1) the life of the Member;

(2) the lives of the Member and his designated beneficiary;

(3) a period certain not extending beyond the life expectancy of the Member;

(4) a period certain not extending beyond the joint life and last survivor expectancy of the Member and his designated beneficiary.

For purposes of this Section 13.1, a Member's designated beneficiary shall be his Beneficiary.

(c) Latest Date of Payment. Notwithstanding anything in the Plan to the contrary, the payment of a Member's benefit shall begin not later than the earlier of:

(1) the 60th day after the later of the close of the Plan Year in which the Member

(A) reaches age 65,

(B) completes the 10th anniversary of the date on which he commenced participation in the Plan, or

(C) terminates his service with the Participating Company and all Affiliated Companies; or

(2) the April 1 of the calendar year following the calendar year in which the Member attains age 70½.

For Members that attain age 70 ½ in 1999, sub-paragraph (2) above is changed. It is changed to the later of (i) April 1 of the calendar year following the calendar year in which the Member attains age 70½ or (ii) April 1 of the calendar year after the Member terminates employment. Clause (ii) shall not apply with respect to a Member that is a 5% owner (as defined in Code section 416) for the Plan Year in which such Member attains 70½.

(d) Life Expectancy. For purposes of this Section 13.1, the life expectancy of any individual to whom a distribution is payable shall not be recalculated once such distribution commences with respect to such individual or with respect to another individual through whom or after whom such individual may become entitled to the distribution. Notwithstanding anything to the contrary, minimum distributions made after December 31, 2001 will have the life expectancy recalculated.

(e) Death Distribution Periods.

(1) Commencement. In the event a Member dies prior to the commencement of his distribution under Section 13.2 of the Plan, the death benefit (if any) which is payable shall commence pursuant to whichever of the following applies:

(A) In the event such benefit is payable to a designated beneficiary who is not such Member's surviving spouse, such distribution shall commence on or before December 31 of the calendar year following the calendar year in which the Member died.

(B) In the event that such benefit is payable to a designated beneficiary who is such Member's surviving spouse, such distribution shall commence as of the later of the date prescribed under (A) above or December 31 of the calendar year in which the Member would have attained age 70½.

(C) In the event there is no designated beneficiary, or if distributions will not be made over the life or life expectancy of the designated beneficiary, then the distribution of such benefit must be commenced and completed by December 31 of the calendar year containing the fifth anniversary of such Member's death.

(2) Periods. Death benefits (if any) under the Plan which are distributable shall be distributed over whichever of the following periods are applicable:

(A) over the designated beneficiary's life or a period certain not greater than such beneficiary's life expectancy;

(B) over a period ending on December 31 of the calendar year containing the fifth anniversary of the Member's death; or

(C) if there are death benefits distributable after lifetime distributions to the Member commenced, such benefits shall be distributed at least as rapidly as under the method of distribution being used prior to the Member's death.

(f) Death of Spouse. For purposes of (e) above, if the surviving spouse dies before payments to such spouse begin, then the provisions of (e)(1)(B) and (e)(2)(A) above shall apply as if such spouse were the Member.

(g) Method of Compliance. To comply with the provisions of this Section 13.1, distributions to a Member shall begin no later than the latest date required by Section 13.1(c)(2). The first such payment that is made by the April 1 referred to in such Section is made on account of the preceding calendar year. Such distributions that are made on account of the calendar year containing that April 1 and succeeding calendar years shall be made no later than December 31 of the applicable calendar year. The amount of each such distribution shall be based upon the value of the Member's Account, Tax Deferred Account and Restricted Company Match Account as of the last Valuation Date in the calendar year immediately preceding each distribution calendar year, increased by any allocations thereto after such Valuation Date and decreased by any distributions made after such Valuation Date that occurred in such year of valuation. The amount in the Accounts so determined shall then be divided by 16 (reduced by one for each required distribution made hereunder after the first such required distribution under this paragraph (g)) to arrive at the amount distributed. Distributions after December 1, 2001 shall be determined using a different quotient than the one identified in the immediately preceding paragraph. The amount of these distributions shall be determined by the quotient obtained by dividing the Accounts so determined by the applicable distribution period in the table prescribed in Prop. Reg §1.401(a)(9)-5, Q&A-4, with one exception. If the Member's sole designated beneficiary is the Member's spouse, then the applicable distribution period is the longer of the one derived from the table in the cited proposed regulation or the one derived from the applicable table prescribed by the Internal Revenue Service for the joint life expectancy of the Member and the Member's spouse using the attained ages for the same in the distribution calendar year. Distributions of death benefits shall comply with the provisions of this Section 13.1 by being distributed under the other relevant provisions this Article 13, provided that such distributions are not made at a later time or over a longer period of time than is allowed under this Section 13.1. The distribution of any excess deferral, excess contribution or excess aggregate contribution pursuant to the provisions of Sections 6.1, 6.3, 5.3 or 7.5 shall not act to reduce the amount of the distribution otherwise required under this Section 13.1. Distributions made under this paragraph (g) of Section 13.1 shall be made first from the portion of a Member's Account consisting of such Member's after-tax contributions made before 1987, exclusive of any earnings allocable thereto, to the extent that such Member has such contributions remaining in his Account, until exhausted, with any additional distributions to come first from such Member's remaining after-tax contributions in his Account, such Member's contributions that were allocable to his Tax Deferred Account, Participating Company contributions in such Member's Account, and finally, the Participating Company contributions in such Member's Restricted Company Match Account and the earning allocable to all these types of contributions.

13.2 Termination of Employment Benefits.

(a) General. The Sponsoring Company shall cause to be made distribution of the benefits payable to a Member or his Beneficiary (in the event of the Member's death) upon Termination of Employment, based upon the value of such Member's Account, Tax Deferred Account and Restricted Company Match Account as of the Valuation Date coincident with or immediately following the later of (i) the date on which such Member's Termination of Employment occurs or (ii) the date on which the Member files a claim for such benefits under such administrative procedures as may be prescribed by the Sponsoring Company, from time to time. Distributions under this Article 13 shall first be charged against the remaining after-tax contributions in the Member's Account that were made prior to 1987, exclusive to any earnings allocable thereto, and then charged against such sources as prescribed under Section 10.1 of the Plan.

(b) Consent. If the value of a Member's Account, Tax Deferred Account and Restricted Company Match Account exceeds, or at the time of any prior distribution exceeded, $5,000 at the time when such Member is entitled to a distribution under paragraph (a) of this Section 13.2 of the Plan, then no part of such benefit may be distributed to him prior to his attainment of 65, unless he consents to the distribution within the 90-day period prior to the first day on which all events have occurred which entitle such Member to such distribution. The filing by such Member of a claim or other application for the distribution of his benefit hereunder shall be deemed to constitute such a consent for payment. However, if the value of a benefit to be distributed under paragraph (a) of this Section 13.2 is equal to or less than $5,000, then such benefit shall be distributed to the individual entitled thereto, in a single sum, as soon as is reasonably practical. The distribution of any excess deferral, excess contribution or excess aggregate contribution pursuant to the provisions of Sections 6.1, 6.3, 5.3 or 7.5 shall not be subject to the requirements of this paragraph (b). For purposes of this paragraph (b), any rollover contributions to the Plan and any direct transfers of benefits to the Plan by or with respect to a Member shall be included in determining if a benefit is equal to, less than or greater than $5,000.

13.3 Methods of Payment of Termination of Employment Benefits. The Sponsoring Company shall cause to be made a distribution of benefits pursuant to Section 13.2 of the Plan in accordance with one of the available methods of distribution set forth in this Section 13.3, as elected by the Member (or Beneficiary in the case of the death of a Member) in such form and manner and at such time (not later than 30 days after such Member's Termination of Employment except as otherwise provided in paragraph (b) of this Section 13.3 and in paragraph (b) of Section 13.2) as the Sponsoring Company may from time to time prescribe. The available methods of distribution are as follows:

(a) Installment Payments or Lump Sum Distribution.

(1) Subject to the limitations described in Section 13.1 of the Plan, benefits may be paid in the form of one or more monthly, quarterly or annual installments over a fixed number of calendar years comprising not less than 1 calendar year nor more than 20 calendar years from the calendar year in which the Member's employment terminated, without regard to the duration of the life of the Member or Beneficiary, as elected by the Member or Beneficiary. Notwithstanding anything to the contrary contained herein, a Beneficiary who is not the surviving spouse of the deceased member cannot elect installments for a period extending beyond December 31 of the calendar year containing the fifth anniversary

of the Member's death. In the event that an election of a stated number of installments over a stated number of years is in effect, each such installment shall equal the value of the Member's Account, Tax Deferred Account and Restricted Company Match Account as of the Valuation Date as of which such installment is paid multiplied by a fraction whose numerator is one and whose denominator is the number of specified installments remaining in such specified number of years. A Member (or Beneficiary) may also elect to have a designated dollar amount or percentage of the total of the Member's Account, Tax Deferred Account and Restricted Company Match Account distributed in each elected installment, determined as of the Valuation Date as of which such installment is paid. In respect of all then unpaid amounts in his Account, Tax Deferred Account and Restricted Company Match Account, a Member (or Beneficiary) may make an election to change his prior election under this sub-paragraph (1) by filing such change in such form and manner and at such time as the Sponsoring Company may from time to time prescribe.

(2) Death of a Member Before Receiving Complete Payment of his Account. Subject to the limitations described in Section 13.1 of the Plan, in the event of the death of a Member before receiving all installments under the provisions of sub-paragraph (1) of this paragraph (a) to which he would otherwise become entitled, such Member's Beneficiary may elect, at such time and in such manner as may be prescribed, from time to time, by the Sponsoring Company, to receive one or more payments in respect of all then unpaid amounts in such Member's Account, Tax Deferred Account and Restricted Company Match Account pursuant and subject to the provisions of sub-paragraph (1) of this paragraph (a).

(b) Annuity. The provisions of this version of this paragraph (b) shall apply until January 1, 2001. Effective January 1, 2001, the new paragraph (b) that follows shall replace this one in its entirety.

(1) Normal form for Married Members. Unless the election under sub-paragraph (2) of this paragraph (b) is made, an annuity benefit payable

under this paragraph (b) shall be paid by the purchase from a life insurance company and distribution to a Member of a single premium non-transferable annuity contract having the effect of a qualified joint and survivor annuity (as hereinafter defined) with respect to any Member who begins to receive payment of an annuity benefit under this paragraph (b). The term "qualified joint and survivor annuity" means a monthly, quarterly or annual benefit which is payable for the life of the Member and upon the Member's death, if such Member is survived by the spouse to whom such Member was married on the date payments commenced, for the life of such spouse, in amount equal to 50% of the benefit payable to such Member. The benefit payable to such spouse shall not be terminated on account of such spouse's subsequent remarriage.

(2) A Member described in sub-paragraph (1) of this paragraph (b), may elect during the election period described in sub-paragraph (3) of this paragraph (b), not to receive his annuity benefit under this paragraph (b) in the form of a qualified joint and survivor annuity. Any such election made under this sub-paragraph (2) shall be made in writing on forms designated by the Sponsoring Company for that purpose and shall clearly indicate that the Member is electing to receive his annuity benefit under this paragraph (b) in a form other than that of a qualified joint and survivor annuity. The election may be revoked in writing before the expiration of the election period and another election (including the election of a qualified joint and survivor annuity) may be made prior to the expiration of the election period. In addition to the foregoing requirements of this sub-paragraph (2), any election made under this sub-paragraph (2) on or after January 1, 1985 shall not take effect unless (i) the spouse of the Member consents in writing to such election and such spouse's consent complies with the spousal consent and waiver requirements specified in Section 2.1(f) of the Plan, or (ii) the Member establishes to the satisfaction of the Sponsoring Company that such spouse's consent cannot be obtained because there is no spouse,

because the spouse cannot be located, or because of such other circumstances as may be allowed under regulations adopted by the Secretary of the United States Treasury or his delegate. Any consent by a spouse (or establishment that such consent cannot be obtained) under the preceding sentence of this sub-paragraph (2) shall be effective only with respect to such spouse. A Member may not subsequently change a non-spouse beneficiary without the spouse's written consent meeting the requirements of this sub-paragraph (2), except as otherwise allowed under Section 2.1(f) of the Plan..

(3) Election Period. The election period with respect to any Member described in subparagraph (1) of this paragraph (b) shall begin on the date the Sponsoring Company furnishes to such Member a written notification of such Member's right to elect to receive an annuity benefit in a form other than a qualified joint and survivor annuity. Such notice shall include a general description or explanation of the qualified joint and survivor annuity, the circumstances in which it will be provided unless the Member has rejected it, a general explanation of the relative financial effect on the Member's annuity of his election, and the availability, upon written request of the Member, of a written explanation of the terms and conditions of the qualified joint and survivor annuity and the financial effect upon the Member's annuity benefit (in terms of dollars per periodic payment) of making an election not to receive an annuity benefit in the form of a qualified joint and survivor annuity. Effective on and after October 1, 1985 such written notification shall include a written explanation of the terms and conditions of the qualified joint and survivor annuity, the Member's right to make, and the effect of, an election to waive the qualified joint and survivor annuity form of benefit, the rights of a Member's spouse to consent to such election and the Member's right to make, and the effect of, a revocation of an election under sub-paragraph (2). This written notification shall be provided within a period of time which is not less than 30 days and not more than 90 days prior to the date as of which the distribution of the benefit is scheduled to

commence. Notwithstanding anything to the contrary in this sub-paragraph (3), a Member (and his spouse, if applicable) may affirmatively elect to allow distributions to begin within 30 days of the written explanation described herein, provided that the Member (and his spouse, if applicable) is informed that the consent to the distribution can be withheld until the benefit is immediately distributable and that he may consider whether to consent to a distribution and consider the form in which to take the distribution for at least 30 days. The election period shall end on the 90th day after the date on which it begins but in no event shall the election period end earlier than the later of (i) the annuity starting date or (ii) the 90th day after the above referred to written explanation of the terms and conditions of the qualified joint and survivor annuity is provided pursuant to a Member's written request.

(4) Normal Annuity Form for Unmarried Participants and Optional Form for Married Participants. An annuity benefit under this paragraph (b) may be paid by the purchase from a life insurance company and distribution to a Member of a single premium non-transferable annuity contract providing for a periodic benefit which is payable for the life of the Member only or upon such other terms as shall be agreed upon by the Member and the insurance company; provided, however, the option selected must be such that, in accordance with the regulations prescribed by the United States Secretary of the Treasury or his delegate, the Member's benefit will be distributed commencing not later than the time prescribed under Section 13.1.

(5) Termination of Annuity Form of Benefit. Effective for distributions of Plan benefits after September 30, 1995, the annuity form of benefit provided for in this paragraph (b) shall only be available to those Members who had an Account, Tax Deferred Account or Frozen Tanner Account (as defined in the Plan prior to October 1, 1995) under the Plan on September 30, 1995.

(b) Annuity and other Preserved Optional Benefits. Effective January 1, 2001, the annuity optional form of benefit that was preserved for certain Members under the provisions of this Section 13.3(b) as in effect before January 1, 2001, and any other optional form of benefit that was preserved under the terms of the Plan before January 1, 2001, that differs from those available under 13.3(a) shall be completely eliminated, consistent with Treas. Reg. §1.411(d)-4, Q&A-2(e). The foregoing described elimination of certain optional forms of distribution shall not apply to an affected Member whose benefit is distributed before the earlier of (i) the 90th day after the Member is furnished a summary of material modifications or summary plan description that describes the deletion of the otherwise preserved optional forms of distribution; or; (ii) January 1, 2002. An affected Member for these purposes is a Member whose Account balance, in part or in total, was subject to the terms of the Plan as in effect prior to January 1, 2001, addressing preserved optional forms of benefit. Notwithstanding anything to the contrary, the provisions of this paragraph (b) of Section 13.3 of the Plan shall not act to eliminate any optional form that is needed to comply with section 401(a)(9) of the Code, as reflected in Section 13.1 of the Plan.

13.4 Distribution in Kind.

(a) General. A Member or Beneficiary who (i) receives a distribution pursuant to the provisions of Article 11 and Section 13.2 of the Plan, or (ii) elects to withdraw all or a part of his interest in the Plan under Section 12.1 or Section 12.2 of the Plan, may elect, in such form and manner and at such time as the Sponsoring Company may from time to time prescribe, to receive (instead of cash) all or a part of the distributable value of such Member's accounts in Fund A whole shares and cash in lieu of any fractional shares of the stock of the Sponsoring Company to be distributed from the Plan. The number of whole shares of such stock distributable hereunder shall be determined based upon the unit value of such stock or debentures used to determine the value of such Member's accounts for purposes of distribution from the Plan.

(b) Restricted Company Match Account. Subject to the relevant terms of paragraph (a) of this Section 13.4, effective March 1, 2000, the part of a Member's or Beneficiary's distribution consisting of an interest in a Restricted Company Match Account may be distributed as cash or in kind in whole shares of the Employer Securities allocated to such Restricted Company Match Account with any fractional shares thereof paid in cash, as elected by such Member or Beneficiary in such manner and at such time consistent with the other terms of the Plan and as may be prescribed by the Sponsoring Company, from time to time.

(c) Distribution Exceptions. Effective March 1, 2000, notwithstanding anything in the Plan to the contrary, and to the extent permissible under law, if the Employer Securities related to the Restricted Company Match Accounts have been held by the Plan for at least the prior five Plan Years, the following distribution rules may apply to the Restricted Company Match Accounts:

(1) The Sponsoring Company retains the discretion to eliminate the single sum optional form of benefit in a nondiscriminatory manner.

(2) The Sponsoring Company retains the discretion to eliminate in-kind distributions of Employer Securities from the Restricted Company Match Accounts and to substitute the same with cash distributions, in a non-discriminatory manner, under any one of the following circumstances:

(A) the portion of the Plan relating to the Restricted Company Match Accounts ceases to be an employee stock ownership plan and stock bonus plan within the meaning of Section 4975(e)(7) of the Code;

(B) substantially all of the shares of Employer Securities held by or allocable to the Restricted Company Match Accounts are sold in connection with a sale of substantially all of a Participating Company or the company which issued such securities;

(C) the shares of Employer Securities cease to be readily tradable; provided, however, that a distributee shall have the right to demand a distribution of common stock in such form and manner, and at such time (not later than 60 days after such distributee's entitlement to such distribution) as the Sponsoring Company may from time to time prescribe;

(D) substantially all of the stock or assets of a trade or business of a Participating Company or the company which issued the shares of common stock are sold and the purchasing employer continues to maintain the Plan (in this case, distributions in the form of employer securities of the purchasing employer may be made instead of or in addition to cash); and

(E) any other circumstances permissible under law.

13.5 Lost Member/Beneficiary. Notwithstanding any other provision of the Plan, in the event the Sponsoring Company, after reasonable effort, is unable to locate a Member or Beneficiary to whom a benefit is payable under the Plan, such benefit shall be forfeited; provided, however, that such benefit shall be reinstated (in an amount equal to the amount forfeited) upon proper claim made by such Member or Beneficiary prior to termination of the Plan. Benefits forfeited under this Section 13.5 shall be used to reduce the Sponsoring Company contributions under Article 7 of the Plan or, if there are no such contributions, shall be returned to the Sponsoring Company. Restorations under this Section 13.5 shall be made by way of special Sponsoring Company contribution or by way of offsetting forfeitures then to be applied to reduce aggregate Sponsoring Company contributions.

13.6 Direct Rollovers.

(a) General. Subject to the exceptions and limitations contained in this Section 13.6, a Member, an alternate payee under an approved qualified domestic relations order (as defined in Code Section 414(p)) who is a Member's former spouse or a deceased Member's surviving spouse may elect to have all, or any portion (in increments of 10%) of an Eligible Rollover Distribution (as defined in (f) below) to which such individual is entitled transferred from this Plan to an Eligible Retirement Plan (as defined in (f) below).

(b) Exceptions and Limitations. Among the exceptions, limitations and conditions applied to elections under paragraph (a) of this Section 13.6 are the following:

(1) Such elections cannot direct that all or any part of an Eligible Rollover distribution be transferred to, among or between more than one Eligible Retirement Plan.

(2) Such elections may be revoked, in writing, except that such elections shall become irrevocable at the point in time when it becomes administratively impractical to stop the transfer from being made in accordance with such election, as determined by the Plan Administrator.

(3) In the case of an involuntary cash-out distribution of a benefit equal to or less than $5,000 under Section 13.2(b) of the Plan, or in any other case when the consent requirements of Section 13.2(b) do not apply, the Member or other applicable distributee (as identified in paragraph (a) above) shall have 30 days within which to make an election under paragraph (a) after receiving the notice referred to in paragraph (c). If such election is not made within 30 days, the benefit shall be distributed to the distributee as soon as administratively practical. If such election is made within 30 days, then the transfer to the Eligible Retirement Plan may be made as soon as administratively practical. In the event that a distribution is subject to the consent requirements of Section 13.2(b), then the Member may affirmatively elect to receive a distribution or to have an election under paragraph (a) implemented within 30 days of receiving the notice referred to in paragraph (c); provided that information is given explaining that the Member has at least 30 days to receive a distribution.

(c) Time and Method of Transfer. Within a reasonable period of time before distributing an Eligible Rollover Distribution, the Plan Administrator shall provide the notice required under Code Section 402(f) in any manner allowed by Treasury regulation and provide an opportunity to make the election provided under paragraph (a). Transfers made pursuant to such an election may be accomplished in any reasonable manner, as determined by the Plan Administrator, from time to time, in accordance with applicable Treasury regulations.

(d) Series of Payments. In the event a series of payments may otherwise be made under the terms of the Plan each of which would be an Eligible Rollover Distribution, an election (or failure to elect) under paragraph (a) with regard to the first payment in such series shall control and be applied to all remaining payments in such series, unless the distributee revokes, changes or otherwise modifies his or her prior decision regarding the options available under paragraph (a) in such manner, at such time and subject to such conditions as the Plan Administrator may prescribe from time to time.

(e) Administration. The Plan Administrator shall, from time to time, prescribe such rules as it deems convenient or desirable to administer the provisions of this Section 13.6. This may include, but not be limited to, the following:

(1) Prescribing forms for making the election described in paragraph (a);

(2) Requiring the distributee to furnish information regarding the identity, status and location of the Eligible Retirement Plan;

(3) Requiring the Eligible Retirement Plan designated by the distributee to provide certain information about itself; and

(4) Requiring the distributee and/or the Eligible Retirement Plan to represent and/or certify that the Eligible Retirement Plan is authorized under law and pursuant to its own terms to accept the transfer of the Eligible Rollover Distribution.

(f) Definitions. For purposed of this Section 13.6, the following terms shall have the following definitions:

(1) "Eligible Retirement Plan" shall mean an individual retirement account described in Code Section 408(a), an individual retirement annuity described in Code Section 408(b), an annuity plan described in Code Section 403(a) or a qualified trust described in Code Section 401(a) that accepts Eligible Rollover Distributions; provided, however, that, with respect to a distributee who is a deceased Member's surviving spouse, only an individual retirement account or an individual retirement annuity may be an Eligible Retirement Plan. For distributions after December 31, 2001, an Eligible Retirement Plan shall also mean an annuity contract described in section 403(b) of the Code and an eligible plan under section 457(b) of the Code that is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state and that agrees to separately account for amounts transferred into such plan from this Plan. Also for distributions after December 31, 2001, the definition of an Eligible Retirement Plan shall apply without limitation in the case of a distribution to a surviving spouse or to a spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in section 414(p) of the Code.

(2) "Eligible Rollover Distribution" shall mean any distribution of all or part of a Member's benefit under the Plan, except for the following:

(A) Substantially equal periodic payments, not less frequently than annually, made over (i) the life or life expectancy of the distributee, (ii) the joint lives or joint life expectancies of the distributee and a beneficiary, or (iii) a period of 10 or more years;

(B) The portion of a distribution required under Code Section 401(a)(9);

(C) The portion of any distribution excluded from gross income, without regard to any exclusion for net unrealized appreciation on employer securities;

(D) The distribution of excess deferrals, excess contributions and excess aggregate contributions, as well as the income or loss allocable to such distributions and the return of elective deferrals that were made under Section 401(k) of the Code with any allocable income or loss in order to satisfy the limits imposed by Section 415 of the Code;

(F) Other types or portions of distributions identified under Treasury regulations or in Internal Revenue Service pronouncements.

For purposes of (A) immediately above, the determination of whether payments are substantially equal for a specified period is made when such payments first begin without regard to contingencies or modifications that have not yet occurred. Notwithstanding any other provision, the following shall apply in determining whether a distribution is an Eligible Rollover Distribution:

(I) Effective for distributions after December 31, 1998, the portion of a distribution that is a hardship distribution as defined in Code section 401(k)(2)(B)(i)(IV) is not part of an Eligible Rollover Distribution.

(II) Effective for distributions after December 31, 2001, any amount that is distributed on account of hardship shall not be an Eligible Rollover Distribution and the distributee cannot elect to have any portion of such a distribution paid directly to an Eligible Retirement Plan.

(III) Effective for distributions after December 31, 2001, a portion of a distribution shall not fail to be an Eligible Rollover Distribution merely because the portion consists of after tax employee contribution that are not includible in gross income. However, such portion may be transferred only to an individual retirement account or annuity described in section 408(a) or (b) of the Code, or to a qualified defined contribution plan described in section 401(a) or 403(a) of the Code that agrees to separately account for amounts so transferred, including separately accounting for the portion of such distribution that is includible in gross income and the portion of such distribution that is not so includible.

ARTICLE 14

TRUST FUND

14.1 Trust Fund. All the funds of the Plan shall be held by the Trustee appointed from time to time by the Sponsoring Company, in one or more trusts under a trust agreement entered into between the Trustee and the Sponsoring Company for use in providing the benefits of the Plan and paying any expenses of the Plan not paid directly by the Participating Companies. The fact that separate accounts are maintained for each Member shall not be deemed to segregate for such Member, or to give such Member any direct interest in, any specific asset or assets in the Trust Fund.

14.2 Administration of the Trust Fund and Funding Policy. Except as otherwise provided in the Plan or the trust agreement and subject to the direction and control of the Sponsoring Company (or other fiduciary identified by the Sponsoring Company for such purpose), the Trustee shall have exclusive authority and discretion to manage and control the assets of the Trust Fund. The Sponsoring Company shall have the authority to appoint an Investment Manager to manage (including the power to acquire and dispose of) all or any part of the assets of the Trust Fund. The Sponsoring Company shall be responsible for establishing a funding policy and method consistent with the objectives of the Plan and the requirements of Title I of ERISA.

14.3 Benefits Payable Solely by Trust. All benefits payable under the Plan shall be paid or provided for solely from the Trust. The Participating Companies assume no liability or responsibility therefor.

14.4 Exclusive Benefit of Trust Fund. Except as otherwise allowed under Section 403(c)(2)(A) and (C) of ERISA, the assets of the Trust Fund shall not inure to the benefit of any Participating Company and shall be held for the exclusive purposes of providing benefits to Members and their Beneficiaries and defraying reasonable expenses of administering the Plan.

ARTICLE 15

ADMINISTRATION OF THE PLAN

15.1 Plan Administrator and Administration of the Plan. The Sponsoring Company shall be the "administrator" (as defined in Section 3(16) of ERISA) of the Plan and shall be a named fiduciary for the Plan. Any reference to the Plan Administrator in the Plan shall be deemed to be a reference to the Sponsoring Company, unless the context clearly indicates otherwise. The Sponsoring Company shall, in its capacity as administrator, be responsible for the performance of all reporting and disclosure obligations under ERISA and all other obligations required or permitted to be performed by the Plan administrator under ERISA. The Sponsoring Company shall have all powers necessary and the discretion necessary and convenient to administer the Plan in accordance with its terms, including, but not limited to, all necessary, appropriate and convenient power and authority to interpret, administer and apply the provisions of the Plan with respect to all persons having or claiming to have any rights, benefits, entitlements or obligations under the Plan. This includes, without limitation, the ability to construe and interpret provisions of the Plan, make determinations regarding law and fact, reconcile any inconsistencies between provisions in the Plan or between provisions of the Plan and any other statement concerning the Plan, whether oral or written, supply any omissions to the Plan or any document associated with the Plan, and to correct any defect in the Plan or in any document associated with the Plan. All such interpretations of the Plan and documents associated with the Plan and questions concerning its administration and application, as determined by the Sponsoring Company, shall be binding on all persons having an interest under the Plan. Such administrator of the Plan shall be the designated agent for service of legal process.

15.2 Delegation of Responsibility. The Sponsoring Company may delegate (and may give to its delegatees the authority to redelegate) to any person or persons any responsibility, power, or duty whether ministerial or fiduciary; provided, however, no responsibility in the Plan or trust agreement to manage or control the assets of the Plan (other than a power to appoint an Investment Manager) may be delegated to anyone other than a fiduciary identified pursuant to Section 15.2 of the Plan. The Sponsoring Company, the Trustee or any delegatee, redelegatee or designee of either of them may employ one or more persons to render advice or perform ministerial duties with regard to any responsibility such fiduciary has under the Plan.

15.3 Liability. The board of directors of the Sponsoring Company and any delegatee, redelegatee or designee (other than any Investment Manager or Trustee), and any employee of a Participating Company or Affiliated Company serving the Plan in any capacity within the scope of his employment shall be free from all liability for their acts and conduct in the administration of the Plan and Trust except for acts of willful misconduct; provided, however, that the foregoing shall not relieve any of them from any responsibility or liability for any responsibility, obligation or duty that they may have pursuant to ERISA.

15.4 Indemnity by Participating Companies. In the event and to the extent not insured against by any insurance company pursuant to provisions of any applicable insurance policy, the Participating Companies shall indemnify and hold harmless any person from any and all claims, demands, suits or proceedings made or threatened by reason of the fact that he, his testator or intestate (i) is or was a director or officer of a Participating Company or an Affiliated Company or (ii) is or was an employee of a Participating Company or an Affiliated Company who serves or served the Plan or Trust in any capacity within the scope of his employment and as a delegatee (or redelegatee) of the Sponsoring Company, provided such person acted, in good faith, in what he reasonably believed to be the best interest of the Plan. Expenses against which such person may be indemnified hereunder include, without limitation, the amount of any settlement or judgment, costs, counsel fees and related charges reasonably incurred in connection with a claim asserted or proceeding brought or settlement thereof. A Participating Company from which indemnification may be sought hereunder may, at its expense, settle any such claim, demand, suit or proceeding made or threatened when such settlement appears to be in the best interest of such Participating Company. This Section 15.4 shall not be construed to limit whatever rights of indemnity to which the persons specified in this Section 15.4 and such other persons not described in the foregoing provisions of this Section 15.4 who are or were (or claim under or through) employees of a Participating Company or an Affiliated Company may be entitled by law, corporate by-law or otherwise.

15.5 Payment of Fees and Expenses. The Trustee, the board of directors of the Sponsoring Company and any delegatee, redelegatee or designee shall be entitled to payment from the Trust Fund for all reasonable fees, costs, charges and expenses incurred by them in the course of performance of their duties under the Plan and the Trust, except to the extent that such fees and costs are paid by any Participating Company or Affiliated Company. Notwithstanding any other provision of the Plan or Trust, no person who is a "disqualified person" within the meaning of Section 4975(e)(2) of the Code, or a "party in interest" within the meaning of Section 3(14) of ERISA and who receives full-time pay from any Participating

Company or Affiliated Company shall receive compensation from the Trust Fund, except for reimbursement of expenses properly and actually incurred.

15.6 Voting of Shares. All voting rights with respect to common stock in Fund A under Section 8.1 held by the Trustee shall be exercised by the Trustee only as directed by the Members (and by Beneficiaries of deceased Members who have not received a distribution of their benefits, and such Beneficiaries shall be treated as Members for purposes of applying the provisions of this Section 15.6) having all or a part of their Accounts, Tax Deferred Accounts and/or Restricted Company Match Accounts invested in such Fund A, acting in their capacity as named fiduciaries (within the meaning of ERISA Section 402) in accordance with the provisions of this Section 15.6. Before each annual or special meeting of shareholders of the Sponsoring Company (or such other company which issued such securities, if applicable) there shall be sent to each such Member a copy of the proxy solicitation material sent generally to shareholders for such meeting, together with a form to be returned to the Trustee, requesting instructions from the Member, acting in his capacity as a named fiduciary, to the Trustee on how to separately vote (I) the stock allocable to that part of such Member's Account, Tax Deferred Account and/or Restricted Company Match Account in Fund A , and on how to separately vote (II) a proportionate share (based on the stock allocable to that part of such Member's Account, Tax Deferred Account and/or Restricted Company Match Account in Fund A) of the Non-Directed Securities (defined below). For purposes of this Section 15.6, Non-Directed Securities shall mean that common stock allocated to Fund A for which instructions are not timely received by the Trustee. Upon receipt of such instructions, the Trustee shall vote such shares as instructed. In lieu of voting fractional shares as instructed by Members, the Trustee may vote the combined fractional shares of such securities to the extent possible to reflect the directions of Members with allocated fractional shares. The number of votes to which a Member's direction under clause (II), above, applies shall be the number of votes equal to the total number of votes attributable to the sum of the votes related to the common stock referred to in said clause (II) multiplied by a fraction, the numerator of which is the number of shares of common stock allocable to that part of such Member's Account, Tax Deferred Account and/or Restricted Company Match Account in Fund A and the denominator of which is the total number of shares of common stock allocable to that part of all such Members' Accounts, Tax Deferred Accounts and/or Restricted Company Match Accounts in Fund A who have timely provided instructions to the Trustee with respect to the common stock referred to in said clause (II). For purposes of this Section 15.6, fractional shares shall be rounded to the nearest 1/1,000th of a share. Except to the extent required by law, the instructions received by the Trustee from a Member under this Section 15.6 shall be held in confidence by the Trustee and any contractor retained by the Trustee to assist in tabulation of votes and shall not be divulged or released to the Sponsoring Company, to any officer of the Sponsoring Company, to any employee of the Sponsoring Company or to any other person, except in the aggregate.

ARTICLE 16

BENEFIT CLAIMS PROCEDURE

16.1 Claims for Benefits. If any claim (within the meaning of Section 503 of ERISA) for benefits under the Plan is wholly or partially denied, the Sponsoring Company shall, within 90 days after receipt of the claim, notify the Member or Beneficiary of the denial of the claim. Such notice of denial (i) shall be in writing, (ii) shall be written in a manner calculated to be understood by the Member or Beneficiary, and (iii) shall contain (A) the specific reason or reasons for denial of the claim, (B) a specific reference to the pertinent Plan provisions upon which the denial is based, (C) a description of any additional material or information necessary to perfect the claim, along with an explanation of why such material or information is necessary, and (D) an explanation of the claim review procedure, in accordance with the provisions of this Article 16. If the claim is not granted and if a response is not made to the Member or Beneficiary within the time prescribed therefor under this Section 16.1, then the Member or Beneficiary may deem such claim to be denied and proceed under the provisions of Section 16.2 of the Plan.

16.2 Request for Review of Claim Denial. Within 60 days after the receipt by the Member or Beneficiary of a written notice of denial of the claim, or such later time as shall be deemed reasonable by the Sponsoring Company taking into account the nature of the benefit subject to the claim and any other attendant circumstances, the Member or Beneficiary may file a written request with the Sponsoring Company that it conduct a full and fair review of the denial of the claim for benefits. Such written request shall be filed in such form and manner and at such time as the Sponsoring Company may from time to time prescribe.

16.3 Decision on Review of Claim Denial. The Sponsoring Company shall made its determination in accordance with the documents governing the Plan insofar as such documents are consistent with the provisions of Title I of ERISA. The Sponsoring Company shall deliver to the Member or Beneficiary its written decision on the claim within 60 days after the receipt of the aforesaid request for review, except that if there are special circumstances (such as a conference with the Member or Beneficiary or their representatives) which require an extension of time, the aforesaid 60 day period shall be extended to 120 days. Such decision shall (i) be written in a manner calculated to be understood by the Member or Beneficiary, (ii) include the specific reason or reasons for the decision, and (iii) contain a specific reference to the pertinent Plan provisions upon which the decision is based. If a response is not made to the Member or Beneficiary within the time prescribed therefor under this Section 16.3, then the Member or

Beneficiary may deem such claim to be denied. Any decision on the review of a claim denial under this Section 16.3 is final and binding on all those affected.

Effective for claims incurred after December 31, 2001, the foregoing provisions shall be replaced with the following new provisions of this Article 16.

16.1 Initial Claim – Notice of Denial. If any claim for benefits (within the meaning of section 503 of ERISA) is denied in whole or in part, the Sponsoring Company will provide written notification of the denied claim to the Member or Beneficiary, as applicable, (hereinafter referred to as the claimant) in a reasonable period, but not later than 90 days after the claim is received. The 90-day period can be extended under special circumstances. If special circumstances apply, the claimant will be notified before the end of the 90-day period after the claim was received. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than 180 days after the claim is received.

The written decision will include:

(a) The reasons for the denial.

(b) Reference to the Plan provisions on which the denial is based. The reference need not be to page numbers or to section headings or titles. The reference only needs to sufficiently describe the provisions so that the provisions could be identified based on that description.

(c) A description of additional materials or information needed to process the claim. It will also explain why those materials or information are needed.

(d) A description of the procedure to appeal the denial, including the time limits applicable to those procedures. It will also state that the claimant may file a civil action under section 502 of ERISA (ERISA – §29 U.S.C. 1132). The claimant must complete the Plan's appeal procedure before filing a civil action in court.

If the claimant does not receive notice of the decision on the claim within the prescribed time periods, the claim is deemed denied. In that event the claimant may proceed with the appeal procedure described below.

16.2 Appeal of Denied Claim. The claimant may file a written appeal of a denied claim with the Sponsoring Company in such manner as determined from time to time. The Sponsoring Company is the named fiduciary under ERISA for purposes of the appeal of the denied claim. The Sponsoring Company may delegate its authority to rule on appeals of denied claims and any person or persons or entity to which such authority is delegated may re-delegate that authority. The appeal must be sent at least 60 days after the claimant received the denial of the initial claim. If the appeal is not sent within this time, then the right to appeal the denial is waived.

The claimant may submit materials and other information relating to the claim. The Sponsoring Company (or its delegate) will appropriately consider these materials and other information, even if they were not part of the initial claim submission. The claimant will also be given reasonable and free access to or copies of documents, records and other information relevant to the claim.

Written notification of the decision on the appeal will be delivered to the claimant in a reasonable period, but not later than 60 days after the appeal is received. The 60-day period can be extended under special circumstances. If special circumstances apply, the claimant will be notified before the end of the 60-day period after the appeal was received. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than 120 days after the appeal is received.

Special rules apply if the Sponsoring Company designates a committee as the appropriate named fiduciary for purposes of deciding appeals of denied claims. For the special rules to apply, the committee must meet regularly on at least a quarterly basis.

When the special rules for committee meetings apply the decision on the appeal must be made not later than the date of the committee meeting immediately following the receipt of the appeal. If the appeal is received within 30 days of the next following meeting, then the decision must not be made later than the date of the second committee meeting following the receipt of the appeal.

The period for making the decision on the appeal can be extended under special circumstances. If special circumstances apply, the claimant will be notified by the committee or its delegate before the end of the otherwise applicable period within which to make a decision. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than the date of the third committee meeting after the appeal is received.

In any event, the claimant will be provided written notice of the decision within a reasonable period after the meeting at which the decision is made. The notification will not be later than 5 days after the meeting at which the decision is made.

Whether the decision on the appeal is made by a committee or not, a denial of the appeal will include:

(a) The reasons for the denial.

(b) Reference to the Plan provisions on which the denial is based. The reference need not be to page numbers or to section headings or titles. The reference only needs to sufficiently describe the provisions so that the provisions could be identified based on that description.

(c) A statement that the claimant may receive free of charge reasonable access to or copies of documents, records and other information relevant to the claim.

(d) A description of any voluntary procedure for an additional appeal, if there is such a procedure. It will also state that the claimant may file a civil action under section 502 of ERISA (ERISA – §29 U.S.C. 1132).

If the claimant does not receive notice of the decision on the appeal within the prescribed time periods, the appeal is deemed denied. In that event the claimant may file a civil action in court.

The decision regarding a denied claim is final and binding on all those who are affected by the decision. No additional appeals regarding that claim are allowed.

ARTICLE 17

INALIENABILITY OF BENEFITS

The right of any Member or Beneficiary to any benefit or payment under the Plan or Trust or to any separate account maintained as provided by the Plan shall not, to the fullest extent permitted by law, be subject to voluntary or involuntary anticipation, transfer, alienation or assignment, attachment, execution, garnishment, levy, sequestration or other legal or equitable process. The foregoing shall not apply to the extent allowed under Code section 401(a)(13). In the event a Member or Beneficiary who is receiving or is entitled to receive benefits under the Plan attempts to assign, transfer or dispose of such right, or if an attempt is made to subject said right to such process, such assignment, transfer or disposition shall be null and void. Notwithstanding the foregoing provisions hereof, expressly permitted are: (i) any arrangement to which the Sponsoring Company consents for the direct deposit of benefit payments to any account in a bank, savings and loan association or credit union, provided such arrangement is not part of an arrangement constituting an assignment or alienation; (ii) the recovery by the Plan of overpayment of benefits previously made to a Member or Beneficiary; or (iii) effective on and after January 1, 1985, the creation, assignment, or recognition of a right to any benefit payable pursuant to a qualified domestic relations court order as defined in ERISA. Effective December 1, 1995, and notwithstanding anything contrary contained in the Plan, any Alternate Payee who is assigned a Plan benefit pursuant to a qualified domestic relations order shall, upon the approval of such assignment under such order by the Plan Administrator or its delegate and after such assignment is recorded on the records of the Plan maintained by the Trustee, be entitled to receive a distribution of such assigned benefit as a lump sum, regardless of whether the Member from whose benefit the assignment was made is otherwise entitled to receive a distribution under the Plan.

ARTICLE 18

ADOPTION OF PLAN BY OTHER COMPANIES

Any company may, with the approval of the Sponsoring Company, adopt this Plan pursuant to appropriate written resolutions of the board of directors or other managing body or delegatee of such company and by executing such documents with the Trustee as may be necessary to make such company a party to the Trust as a Participating Company. A company which adopts the Plan is thereafter a Participating Company with respect to its Employees for purposes of the Plan.

ARTICLE 19

WITHDRAWAL OF PARTICIPATING COMPANY FROM PLAN

19.1 Notice of Withdrawal. Subject to provisions of Section 19.4, any Participating Company, with the consent of the Sponsoring Company, may at any time withdraw from the Plan upon giving the Sponsoring Company and the Trustee at least 30 days notice in writing of its intention to withdraw.

19.2 Segregation of Trust Assets Upon Withdrawal. Upon the withdrawal of a Participating Company pursuant to Section 19.1, the Trustee shall segregate the allocable share of the assets in the Trust Fund, the value of which shall equal the total credited to the accounts of Members employed by the withdrawing Participating Company. Such segregation shall occur upon a Valuation Date or such other date as may be specified by the Sponsoring Company.

19.3 Exclusive Benefit of Members. Except as otherwise allowed by law, neither the segregation and transfer of the Trust assets upon the withdrawal of a Participating Company nor the execution of a new agreement and declaration of trust by such withdrawing Participating Company shall operate to permit any part of the Trust Fund to be used for or diverted to purposes other than for the exclusive benefit of the Members and their Beneficiaries.

19.4 Applicability of Withdrawal Provisions. The withdrawal provisions contained in this Article 19 shall be applicable only if the withdrawing Participating Company continues to cover its Members and eligible Employees in another defined contribution plan and trust qualified under Sections 401 and 501 of the Code. Otherwise, the termination provisions of Article 21 of the Plan shall apply.

ARTICLE 20

AMENDMENT OF THE PLAN

The Sponsoring Company may, by and through actions of its board of directors or any delegatee thereof, amend the Plan with respect to any or all Participating Companies at any time, and from time to time, by action of the Board of Directors of the Sponsoring Company or its delegatee; provided, however, except as otherwise allowed by law, no such amendment shall operate to permit any part of the Trust Fund to be used for or diverted to purposes other than the exclusive benefit of the Members and their Beneficiaries.

ARTICLE 21

PERMANENCY OF THE PLAN AND PLAN TERMINATION

21.1 Merger or Consolidation of Plan. The Plan may not be merged or consolidated with, nor may its assets or liabilities be transferred to, any other plan, unless each Member would (if the Plan then terminated) receive a benefit immediately after the merger, consolidation, or transfer which is equal to or greater than the benefit he would have been entitled to receive immediately before the merger, consolidation, or transfer (if the Plan had then terminated).

21.2 Right to Terminate Plan. The Sponsoring Company reserves the right to terminate either the Plan or both the Plan and the Trust as to any or all Participating Companies.

21.3 Discontinuance of Contributions. Whenever the Sponsoring Company determines that it is impossible or inadvisable for any Participating Company to make further contributions as provided in the Plan, such Participating Company may, without terminating the Plan and/or Trust, temporarily or permanently discontinue all further contributions by such Participating Company. Thereafter, the Sponsoring Company and the Trustee shall continue to administer all the provisions of the Plan which are necessary and remain in force, other than the provisions relating to contributions by such Participating Company. However, the Trust shall remain in existence with respect to such Participating Company and all of the provisions of the Trust Agreement shall remain in force.

21.4 Termination of Plan and Trust. If the Sponsoring Company determines to terminate (as to any Participating Company) the Plan and Trust completely, they shall be terminated insofar as they are applicable to such Participating Company as of the date of such termination. Upon such termination of the Plan and Trust, after payment of all expenses and proportional adjustment of accounts of Members employed by such Participating Company to reflect such expenses, Trust Fund profits or losses, and allocations of any previously unallocated funds to the date of termination, such Participating Company's Members shall be entitled to receive the amount then credited to their respective Accounts, Tax Deferred Accounts and Restricted Company Match Account in the Trust Fund. However, the occurrence of such a termination shall not, in and of itself, entitle Members to receive a distribution of their Tax Deferred Accounts. Such entitlement shall only occur if neither the Sponsoring Company nor any Affiliated Company maintain a successor plan, other than an ESOP satisfying the requirements of Section 4975(e)(7). For this purpose, a successor plan is any defined contribution plan maintained by the Sponsoring Company or an Affiliated Company, except that such a plan shall not be deemed to be a successor plan if at all times during the 24 month period preceding the 12 month period before the termination of this Plan fewer than 2% of the Employees who were eligible to participate in this Plan are eligible for such other plan. If a Member with a Tax Deferred Account is entitled to a distribution upon termination of the Plan because of the satisfaction of the foregoing requirements, then any distribution to such a Member must be made as a lump sum distribution, as defined in Code Section 401(k)(10)(B), or any successor thereto. The Sponsoring Company, in its sole discretion, may cause payment of such amount to be made in cash, or in assets of the Trust Fund. Any amounts unallocable to such Participating Company's Members shall be returned to the Sponsoring Company.

ARTICLE 22

MISCELLANEOUS

22.1 Status of Employment Relations. Nothing herein contained shall be deemed (i) to give to any employee the right to be retained in the employ of a Participating Company; (ii) to affect the right of a Participating Company to terminate or discharge any employee at any time; (iii) to give a Participating Company the right to require any employee to remain in its employ; or (iv) to affect any employee's right to terminate his employment at any time.

22.2 Applicable Law. To the extent that State law shall not have been preempted by ERISA or any other laws of the United States, the Plan shall be construed, regulated, interpreted and administered according to the laws of the Commonwealth of Kentucky.

22.3 Legal Effect. The Plan described herein shall amend and supersede, as of January 1, 1997, and at such other individual dates as indicated throughout, all provisions in the Plan as in effect on December 31, 1996, except as otherwise provided herein and further excepting that the rights of former Members who terminated employment or retired prior to January 1, 1997, or made a total withdrawal prior to January 1, 1997 while employed, shall be governed by the terms of the Plan in effect at the time of termination of employment or retirement, or in effect on December 31, 1996 in the case of total withdrawals while employed, as the case may be, unless otherwise provided herein.

22.4 Military Leave. Notwithstanding any provisions of the Plan to the contrary, contributions, benefits and service credit with respect to qualified military service will be provided in accordance with Code section 414(u) and all other applicable law. A Member who returns to work from qualified military service may make up contributions missed while on military leave. These contributions are in addition to other allowable contributions under the Plan. The Member has until the earlier of (1) the period equal to three times the period of qualified military service or (2) five years. The Participating Company contributions that would have been paid with respect to such Member contributions under the provisions of Article 7 of the Plan at the particular time applicable will also be contributed with respect to a Member's make-up contributions. These Participating Company contributions are in addition to any other such contributions made with respect to the Member's contributions for the present Plan Year. While on a qualified military leave a Member is considered to earn the rate of Compensation he would have received if he had not been engaged in qualified military service. If this cannot be determined with reasonable certainty, then the Member's deemed Compensation would be the average of the Member's Compensation for the 12 months preceding the qualified military service (or period of employment if shorter than 12 months).

ARTICLE 23

TENDER OFFER

23.1 Applicability. The provisions of this Article 23 shall apply in the event any person, either alone or in conjunction with others, makes a tender offer, or exchange offer, or otherwise offers to purchase or solicits an offer to sell to such person one percent or more of the outstanding shares of common stock of the Sponsoring Company (herein jointly and severally referred to as a "tender offer").

23.2 Instructions to Trustee. All decisions with respect to tender offers with respect to the shares of common stock of the Sponsoring Company held in Fund A under Section 8.1 of the Plan shall be exercised by the Trustee only as directed by the Members (and by Beneficiaries of deceased Members who have not received a distribution of their benefits, and such Beneficiaries shall be treated as Members for purposes of applying the provisions of this Article 23) who have all or a part of their Accounts, Tax Deferred Accounts and/or Restricted Company Match Accounts invested in Fund A, acting in their capacity as named fiduciaries (within the meaning of ERISA Section 402) in accordance with the provisions of this Article 23. In the event a tender offer is received by the Trustee (including a tender offer for shares of such common stock subject to Section 14 (d) (1) of the Securities Exchange Act of 1934 or subject to Rule 13e-4 promulgated under such Act, as those provisions may be amended from time to time), in accordance with Section 23.1, to purchase or exchange any such shares of common stock held by the Trustee, the Trustee shall inform each Member who has all or a part of his Account, Tax Deferred Account and/or Restricted Company Match Account invested in Fund A, in writing, of the terms of the tender offer as soon as practicable and shall furnish to each such Member such documents as are prepared by any person and provided to shareholders of the Sponsoring Company pursuant to the Securities Exchange Act of 1934 and a form to each such Member to be returned to the Trustee requesting instructions from such Member, acting in his capacity as a named fiduciary, on whether or not to sell, offer to sell, exchange or otherwise dispose of the common stock allocable to that part of such Member's Account, Tax Deferred Account and/or Restricted Company Match Account in Fund A (determined as of the most recent Valuation Date for which information is readily available). Upon receipt of such separate instructions, the Trustee shall act upon the tender offer as instructed. For purposes of this Article 23, fractional shares shall be rounded to the nearest 1/1,000th of a share. The instructions referred to herein shall be in such form and shall be filed in such manner and at such time as the Sponsoring Company and the Trustee may prescribe.

23.3 Trustee Action on Member Instructions. The Trustee shall sell, offer to sell, exchange or otherwise dispose of the common stock held in Fund A under the Trust as directed by Members through their instructions, as provided in Section 23.2. The number of shares to be sold, offered for sale, exchanged or otherwise disposed of by the Trustee under this Section 23.3 pursuant to a Member's direction shall reflect the value of such Member's Account, Tax Deferred Account and/or Restricted Company Match Account invested in Fund A (excluding all investments in Fund A other than the shares to be sold, offered or exchanged) determined as of the latest Valuation Date for which record processing has been completed at the time of the Trustee's disposition of shares. Each Member directing the Trustee to dispose of his allocable shares under this Article 23 shall also be deemed to have elected a transfer of the total value of his Account, Tax Deferred Account and/or Restricted Company Match Account in Fund A to a new investment fund under the Plan. For purposes of this Article 23, such deemed transfers shall be effective as of and shall use values as of the Valuation Date used to determine the number of shares to be sold, offered for sale, exchanged or otherwise disposed of by the Trustee under this Section 23.3. Any gain or loss, whether realized or unrealized, on the directed disposition of shares shall be allocated (in accordance with the provisions of Section 10.3) among the Members who have directed such a disposition under this Article 23. The proceeds derived from dispositions directed under this Article 23 shall be invested by the Trustee in accordance with Section 23.4. Except for the provisions of Section 8.2 and Section 8.4 all the provisions of the Plan and trust agreement shall apply to such new investment fund. Any shares becoming allocable to a Member's Account, Tax Deferred Account and/or Restricted Company Match Account in Fund A after the latest Valuation Date for which record processing has been completed at the time of the Trustee's disposition of shares shall remain a part of such Member's Account, Tax Deferred Account and/or Restricted Company Match Account in Fund A subject to all the provisions of the Plan other than this Article 23.

23.4 Investment of Proceeds. Any securities received in connection with a disposition directed under this Article 23 shall remain a part of the new investment fund subject, however, to the Sponsoring Company's right to amend the Plan in accordance with its provisions. Any cash proceeds of a disposition directed under this Article 23 and any income from investments under the new investment fund shall remain a part of the new investment fund and shall be invested in such securities as the Sponsoring Company (or other fiduciary identified by the Sponsoring Company for such purpose) may from time to time direct; provided, however, in the absence of any direction from the Sponsoring Company or other fiduciary the Trustee may in its discretion, or pursuant to applicable provisions in the trust agreement if any such provisions appear therein, invest the cash proceeds in Fund B described in Section 8.1 of the Plan.

23.5 Action With Respect to Members Not Instructing the Trustee or Not Issuing Valid Instructions. To the extent to which Members do not instruct the Trustee or do not issue valid directions to the Trustee to sell, offer to sell, exchange or otherwise dispose of the shares of stock of the Sponsoring Company allocable to their Account, Tax Deferred Accounts and/or Restricted Company Match Account in Fund A, such Members shall be deemed to have directed the Trustee that such shares remain invested in Fund A subject to all provisions of the Plan other than this Article 23.

23.6 Withdrawal of Shares. In the event, under the terms of a tender offer or otherwise, any shares of common stock held in Fund A and tendered for sale, exchange or transfer pursuant to such offer may be withdrawn from such offer, the Trustee shall follow such instructions respecting the withdrawal of such shares from such offer in the same manner and in the same proportion as shall be timely received by the Trustee from Members entitled under this Article 23 to give instructions as to the sale, exchange or transfer of shares of such common stock pursuant to such offer, acting in their capacity as named fiduciaries.

23.7 Partial Offers. In the event that an offer for fewer than all of the shares of common stock invested in Fund A and held by the Trustee shall be received by the Trustee, the total number of shares of such common stock that the Plan sells, exchanges or transfers pursuant to such offer shall be allocated among Members' Accounts, Tax Deferred Accounts and/or Restricted Company Match Accounts, to the extent that such accounts are invested in Fund A, on a pro rata basis in accordance with the directions received from Members with respect to the allocable share of each such Member's Account, Tax Deferred Account and/or Restricted Company Match Account invested in Fund A.

23.8 Multiple Offers. In the event an offer shall be received by the Trustee and instructions shall be solicited from Members pursuant to Sections 23.2 to 23.7 hereof regarding such offer, and, prior to the termination of such offer, another offer is received by the Trustee for the shares of common stock invested in Fund A subject to the first offer, the Trustee shall use its best efforts under the circumstances to solicit instructions from the Members in their capacity as named fiduciaries:

(a) with respect to shares of common stock tendered for sale, exchange or transfer pursuant to the first offer, whether to withdraw such tender, if possible, and, if withdrawn, whether to tender any shares of common stock so withdrawn for sale, exchange or transfer pursuant to the second offer, and

(b) with respect to shares of common stock not tendered for sale, exchange or transfer pursuant to the first offer, whether to tender or not to tender such shares of common stock for sale, exchange or transfer pursuant to the second offer.

The Trustee shall follow all such instructions received in a timely manner from Members in the same manner and in the same proportion as provided in Sections 23.2 to 23.7 hereof. With respect to any further offer for any such common stock received by the Trustee and subject to any earlier offer (including successive offers from one or more existing offerors), the Trustee shall act in the same manner as described above in this Section 23.8.

23.9 No Impact on Account. A Member's instructions to the Trustee to tender or exchange shares of common stock shall not be deemed a withdrawal or suspension from the Plan or a forfeiture of any portion of the Member's benefit.

23.10 Confidentiality. The instructions received by the Trustee from a Member under this Article 23 shall be held in confidence by the Trustee and any contractor retained by the Trustee to assist in the tabulation of tenders and shall not be divulged or released to the Sponsoring Company, to any officer of the Sponsoring Company, to any employee of the Sponsoring Company or to any other person, except in the aggregate, unless otherwise required by law.

ARTICLE 24

SPECIAL RULES IN THE EVENT PLAN BECOMES TOP HEAVY

24.1 General. Notwithstanding any other provision of the Plan, this Article 24 shall apply to each Plan Year as to which the Plan is "Top-Heavy" (as hereinafter defined in this Article 24), hereinafter called "Top-Heavy Year", and, to the extent provided in this Article 24, to each Plan Year following a Plan Year as to which the Plan is Top-Heavy.

24.2 Minimum Benefits. The Participating Company contributions and forfeitures allocated to the Account (for purposes of this Article 24, references to a Member's "Account" shall include such Member's Account, Tax Deferred Account and Restricted Company Match Account) of each Member who is a Non-Key Employee and who is employed on the last day of the Plan Year, shall not be less than three percent of such Member's Compensation. Notwithstanding the preceding sentence, the foregoing percentage for any Top-Heavy Year shall not exceed the percentage at which Participating Company contributions and forfeitures are allocated to the Account of the Key Employee for whom such percentage is the highest for such Top-Heavy Year; provided, however, that all defined contribution plans within an Aggregation Group shall be treated as one plan. The minimum benefit as prescribed above is determined without regard to any Social Security contribution and without regard to any salary deferral or cash or deferred contributions made on behalf of such a Non-Key Employee under a plan qualified under Section 401(k) of the Code.

24.3 Vesting. In any Top-Heavy Year, the Account of any Member shall be fully vested and nonforfeitable, as it is in years when the Plan is not Top-Heavy.

24.4 Definitions. For purposes of this Article 24, the following definitions shall apply:

(a) "Aggregation Group" shall mean (i) each plan of a Participating Company or an Affiliated Company in which at least one Key Employee participates or participated at any time during the Determination Period (regardless of whether the plan has terminated); (ii) each other plan of a Participating Company or an Affiliated Company which enables any plan described in (i) above to meet the requirements of Section 401(a)(4) or 410 or the Code; and (iii) any other plan or plans which the Sponsoring Company elects to include provided that the group would continue to meet the requirements of Sections 401(a)(4) and 410 of the Code with such plan or plans being taken into account. For these purposes, the group of plans included under (i) and (ii) above is considered to be a "required aggregation group" and the group of plans included under (i)-(iii) is considered to be a "permissive aggregation group."

(b) "Determination Date" shall mean, with respect to the first Plan Year, the last day of such Plan Year, and with respect to any subsequent Plan Year, the last day of the preceding Plan Year.

(c) "Determination Period" shall mean the Plan Year containing the Determination Date and the four preceding Plan Years.

(d) "Key Employee" shall mean, with respect to any Plan Year, as determined under Section 416(i) of the Code, any person (and the beneficiary under the plan of any person) who, at any time during the Determination Period with respect to such Plan Year, is:

(1) an officer of a Participating Company or an Affiliated Company who:

(A) effective for Plan Years beginning after December 31, 1986, has annual compensation greater than 50 percent of the dollar limitation in effect under Section 415(b)(1)(A) of the Code for any such Plan Year, and

(B) is taken into account under Section 416(i) of the Code;

(2) one of the ten employees who:

(A) owns (or is considered as owning within the meaning of Sections 318 and 416(i) of the Code) both more than a ½ percent ownership interest in value and one of the ten largest percentage ownership interests in value of his employer; and

(B) has (during the Plan Year of ownership) annual compensation from his employer and any Affiliated Company of more than the limitation in effect under Section 415(c)(1)(A) of the Code for the calendar year in which such Plan Year ends;

(3) a five percent owner (as defined in Section 416(i) of the Code) of his employer or

(4) a one percent owner (as defined in Section 416(i) of the Code) of his employer having annual compensation from his employer and any Affiliated Company of more than $150,000.

For purposes of this paragraph (d), "compensation" shall mean compensation as defined in Section 7.4(d) (which defines "Limitation Year Compensation" for purposes of applying the annual addition limitations) of the Plan except that salary reduction contributions that would otherwise be excluded from the definition of compensation thereunder because of special tax benefits applicable to such contributions under Section 125, 402(a)(8), 402(h)(1)(B) or 403(b) of the Code shall be included in such compensation.

(e) "Non-Key Employee" shall mean any individual who, with respect to any Plan Year during the Determination Period, is not a Key Employee.

(f) "Top-Heavy" shall mean, with respect to any Plan Year, that the Plan falls within a Top-Heavy Group or that, as of the Determination Date, the Top Heavy Ratio exceeds 60%.

(g) "Top-Heavy Group" shall mean, with respect to any Plan Year, any Aggregation Group if (as of the Determination Date) the sum of the Top Heavy Ratios for each plan falling within the Aggregation Group exceeds 60%.

(h) "Top Heavy Ratio" shall mean, with respect to any Determination Date:

(1) For any defined benefit plan the ratio of the present value of the cumulative accrued benefits (including any benefits derived from employee contributions) under the plan for all Key Employees to the present value of the cumulative accrued benefits (including any benefits derived from employee contributions) under the plan for all employees. Such present value shall be consistently and uniformly determined under regulations under Section 416 of the Code (i) by using the actuarial assumptions used by the plan for purposes of minimum funding standards under Section 412 of the Code (modified as necessary to conform with the requirements of Section 415 of the Code and regulations thereunder); (ii) as of the most recent valuation date used for computing plan costs for purposes of minimum funding under Section 412 of the Code falling within a 12-month period ending on the Determination Date; (iii) by including distributions made within the Plan Year in which falls the Determination Date and the four preceding Plan Years; and (iv) on the basis that each employee terminated employment on the valuation date.

(2) For any defined contribution plan (including any simplified employee pension plan), the ratio of the sum of the account balances under the plan as of the Determination Date for Key Employees to the sum of the account balances under the plan as of the Determination Date for all employees. For purposes of computing this ratio, any distribution made within the Plan Year in which falls the Determination Date and the four preceding Plan Years shall be included and both the numerator and denominator of the Top-Heavy Ratio are increased to reflect any contribution not actually made as of the Determination Date, but which is required to be taken into account on that date under Section 416 of the Code and the regulations thereunder.

(3) For purposes of (1) and (2) above, the following shall apply:

(A) The value of account balances and the present value of accrued benefits will be determined as of the most recent valuation date that falls within or ends with the 12-month period ending on the applicable Determination Date, except as provided in Section 416 of the Code and the regulations thereunder for the first and second plan years of a defined benefit plan.

(B) There shall be disregarded the account balances and accrued benefits of a Member:

(i) who is a Non-Key Employee, but who was a Key Employee in a Prior Plan Year or

(ii) with respect to a Plan Year beginning after 1984, who has not performed services for the employer maintaining the plan at any time during the five-year period ending on the Determination Date.

(C) The calculation of the Top-Heavy Ratio, and the extent to which distributions, rollovers and transfers are taken into account will be made in accordance with Section 416 of the Code and the regulations thereunder.

(D) Deductible voluntary contributions shall not be included.

(E) The value of account balances and accrued benefits under plans aggregated with the Plan shall be calculated with reference to the

Determination Dates under such plans that fall within the same calendar year as the applicable Determination Date under the Plan.

(F) The value of account balances under the Plan will be determined as of the Determination Date with respect to the applicable Plan Year.

(G) The accrued benefit of a Non-Key Employee shall be determined under (i) the method, if any, that uniformly applies for accrual purposes under all de-fined benefit plans maintained by the Participating Company and Affiliated Companies, or (ii) if there is no such method, as if such benefit accrued not more rapidly than the slowest accrual rate permitted under the fractional rule of Section 411(b)(1)(C) of the Code.

SPECIAL SUPPLEMENT TO ARTICLE 24 – MODIFICATIONS TO TOP-HEAVY RULES

The following provisions replace the applicable provisions of Article 24 that precede these supplemental provisions.

1. Effective date. This section shall apply for purposes of determining whether the Plan is a top-heavy plan under section 416(g) of the Code for Plan Years beginning after December 31, 2001, and whether the Plan satisfies the minimum benefits requirements of section 416(c) of the Code for such years. This section amends the preceding provisions of Article 24.

2. Determination of top-heavy status.

2.1 Key employee. Key employee means any Employee or former Employee (including any deceased Employee) who at any time during the Plan Year that includes the determination date was an officer of the employer having annual compensation greater than $130,000 (as adjusted under section 416(i)(1) of the Code for plan years beginning after December 31, 2002), a 5-percent owner of the employer, or a 1-percent owner of the employer having annual compensation of more than $150,000. For this purpose, annual compensation means compensation within the meaning of section 415(c)(3) of the Code. The determination of who is a key employee will be made in accordance with section 416(i)(1) of the Code and the applicable regulations and other guidance of general applicability issued thereunder.

2.2 Determination of present values and amounts. This section 2.2 shall apply for purposes of determining the present values of accrued benefits and the amounts of account balances of employees as of the determination date.

2.2.1 Distributions during year ending on the determination date. The present values of accrued benefits and the amounts of account balances of an Employee as of the determination date shall be increased by the distributions made with respect to the Employee under the Plan and any plan aggregated with the Plan under section 416(g)(2) of the Code during the 1-year period ending on the determination date. The preceding sentence shall also apply to distributions under a terminated plan which, had it not been terminated, would have been aggregated with the Plan under section 416(g)(2)(A)(i) of the Code. In the case of a distribution made for a reason other than separation from service, death, or disability, this provision shall be applied by substituting 5-year period for 1-year period.

2.2.2 Employees not performing services during year ending on the determination date. The accrued benefits and accounts of any individual who has not performed services for the employer during the 1-year period ending on the determination date shall not be taken into account.

3. Minimum benefits.

3.1 Matching contributions. Employer matching contributions shall be taken into account for purposes of satisfying the minimum contribution requirements of section 416(c)(2) of the Code and the Plan. The preceding sentence shall apply with respect to matching contributions under the Plan or, if the Plan provides that the minimum contribution requirement shall be met in another plan, such other plan. Employer matching contributions that are used to satisfy the minimum contribution requirements shall be treated as matching contributions for purposes of the actual contribution percentage test and other requirements of section 401(m) of the Code.

IN WITNESS WHEREOF, the Sponsoring Company has caused this Plan to be executed this 16 day of November, 2001.

ATTEST:

Secretary

ASHLAND INC.

By:

Admin. V.P. Human Resources

Exhibit 99(b)

TRUST AGREEMENT

Between

ASHLAND INC.

And

FIDELITY MANAGEMENT TRUST COMPANY

ASHLAND INC. EMPLOYEE SAVINGS PLAN

TRUST

Dated as of October 1, 1995

TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

Section Page

Schedules

TRUST AGREEMENT, dated as of the first day of October, 1995, between **ASHLAND INC.**, a Kentucky corporation, having an office at 3499 Dabney Drive, Lexington, KY 40509 ("Ashland"), and **FIDELITY MANAGEMENT TRUST COMPANY**, a Massachusetts trust company, having an office at 82 Devonshire Street, Boston, Massachusetts 02109 (the "Trustee").

WITNESSETH:

WHEREAS, Ashland is the sponsor of the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, Ashland wishes to establish a trust to hold and invest plan assets under the Plan for the exclusive benefit of participants in the Plan and their beneficiaries; and

WHEREAS, Ashland is the fiduciary identified in the Plan empowered to appoint, direct and control the Trustee of the Plan, and to select investment vehicles that satisfy the terms of the Plan; and

WHEREAS, the Trustee is willing to hold and invest the aforesaid plan assets in trust among several investment options selected by Ashland; and

WHEREAS, Ashland wishes to have the Trustee perform certain ministerial recordkeeping and administrative functions under the Plan; and

WHEREAS, Ashland is the administrator of the Plan within the meaning of Section 3(16)(A) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and, as such, is a named fiduciary within the meaning of ERISA Section 402(a); and

WHEREAS, the Trustee is willing to perform, in addition to its trustee responsibilities set forth in this Agreement, recordkeeping and administrative services for the Plan if the services are purely ministerial in nature and are provided within a framework of plan provisions, guidelines and interpretations conveyed in writing to the Trustee by Ashland.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements set forth below, Ashland and the Trustee agree as follows:

Section 1. Trust. Ashland hereby establishes the Ashland Inc. Employee Savings Plan Trust (the "Trust") with the Trustee. The Trust shall consist of an initial contribution of money or other property acceptable to the Trustee in its sole discretion, made by Ashland or transferred from a previous trustee under the Plan, such additional sums of money and Ashland Common Stock (hereinafter defined) as shall from time to time be delivered to the Trustee under the Plan, all investments made therewith and proceeds thereof, and all earnings and profits thereon, less the payments that are made by the Trustee as provided herein, without distinction between principal and income. The Trustee hereby accepts the Trust on the terms and conditions set forth in this Agreement. In accepting this Trust, the Trustee shall be accountable for the assets received by it, subject to the terms and conditions of this Agreement.

Section 2. Exclusive Benefit of Trust Assets. Except as allowed by law, no part of the Trust may be used for, or diverted to, purposes other than the exclusive benefit of the participants in the Plan or their beneficiaries prior to the satisfaction of all liabilities with respect to the participants and their beneficiaries.

Section 3. Disbursements.

(a) Directions from Ashland. The Trustee shall make disbursements in the amounts and in the manner that Ashland directs from time to time in writing. Ashland hereby directs that, pursuant to the Plan, a participant withdrawal request may be made by telephone and the Trustee shall process such request only after the identity of the participant is verified by use of a personal identification number ("PIN") and social security number. In respect of directions from Ashland, the Trustee shall have no responsibility to ascertain the compliance with the terms of the Plan or of applicable law or the effect for tax purposes or otherwise; the Trustee shall not have any responsibility to see to the application of any disbursement.

(b) Limitations. The Trustee shall not be required to make any disbursement in excess of the net realizable value of the assets of the Trust at the time of the disbursement. The Trustee shall not be required to make any disbursement in cash unless Ashland has provided a written direction as to the assets to be converted to cash for the purpose of making the disbursement.

Section 4. Investment of Trust.

(a) Selection of Investment Options. The Trustee shall have no responsibility for the selection of investment options under the Trust and shall not render investment advice to any person in connection with the selection of such options.

(b) Available Investment Options. Ashland shall direct the Trustee as to what investment options: (i) the Trust shall be invested in during the participant recordkeeping reconciliation period, and (ii) the investment options in which Plan participants may invest in, subject to the following limitations. Ashland may determine to offer as investment options only (i) securities issued by the investment companies advised by Fidelity Management & Research Company ("Mutual Funds"), (ii) equity securities issued by Ashland or an affiliate which are publicly-traded and which are "qualifying employer securities" within the meaning of section 407(d)(5) of ERISA ("Ashland Common Stock"), (iii) notes evidencing loans to Plan participants in accordance with the terms of the Plan, (iv) a mixed portfolio, the "Low Volatility Fund", consisting of a fund of investment contracts and wrapped bond portfolios selected and managed by PRIMCO (an investment manager appointed by Ashland) and the Short Duration Commingled Pool managed by Fidelity Management Trust Company, (v) the Packaged Investment Funds, consisting of various combinations of the Low Volatility Fund and Mutual Funds, and (vi) collective investment funds maintained by the Trustee for qualified plans. Ashland hereby directs the Trustee to continue to hold investment contracts and wrapped bond portfolios heretofore entered into by Ashland, a predecessor trustee, or an investment manager appointed by Ashland and specifically identified on Schedule "F" attached hereto ("Existing Investment Contracts"), until Ashland or an investment manager appointed by Ashland directs otherwise, it being expressly understood that such direction is given in accordance with Section 403(a) of ERISA. The Trustee shall be considered a fiduciary with investment discretion only with respect to Plan assets that are invested in investment contracts chosen by the Trustee or in collective investment funds maintained by the Trustee for qualified plans. The investment options initially selected by Ashland are identified on Schedules "A" and "C" attached hereto. Ashland may add or delete additional investment options with the consent of the Trustee and upon mutual amendment of this Trust Agreement and the Schedules thereto to reflect such additions.

(c) Participant Direction. Each Plan participant shall direct the Trustee in which investment option(s) to invest the assets in the participant's individual accounts. Such directions may be made by Plan participants by use of the telephone exchange system maintained for such purposes by the Trustee or its agent, in accordance with written Telephone Exchange Guidelines attached hereto as Schedule "G". In the event that the Trustee fails to receive a proper direction, the assets shall be invested in the securities of the Investment Option set forth for such purpose on Schedule "C", until the Trustee receives a proper direction.

At the beginning of the Participant Recordkeeping Reconciliation Period, Ashland shall instruct the Trustee to allocate participant balances among the investment options listed on Schedule "C" attached hereto. During the special enrollment period of August 7, 1995 through September 6, 1995, participants may change their investment elections. If a participant fails to make an election by the close of this period, then the participant's account balances shall remain invested according to the allocation initially designated by Ashland prior to the special enrollment period.

(d) Mutual Funds. Ashland hereby acknowledges that it has received from the Trustee a copy of the latest prospectus for each Mutual Fund selected by Ashland as a Plan investment option. The Trustee shall from time to time provide Ashland with updated or revised prospectuses for each such Mutual Fund as issued. Trust investments in Mutual Funds shall be subject to the following limitations:

(i) Execution of Purchases and Sales. Purchases and sales of Mutual Funds (other than for Exchanges) shall be made on the date on which the Trustee receives by 4:00 p.m. Eastern Time from Ashland in good order all information and documentation necessary to accurately effect such purchases and sales (or in the case of a purchase, the date on which the Trustee has received a wire transfer of funds necessary to make such purchase). Exchanges of Mutual Funds shall be made in accordance with the Telephone Exchange Guidelines attached hereto as Schedule "G".

(ii) Voting. At the time of mailing of notice of each annual or special stockholders' meeting of any Mutual Fund, the Trustee shall send a copy of the notice and all proxy solicitation materials to each Plan participant who has shares of the Mutual Fund credited to the participant's accounts, together with a voting direction form for return to the Trustee or its designee. The participant shall have the right to direct the Trustee as to the manner in which the Trustee is to vote the shares credited to the participant's accounts (both vested and unvested). The Trustee shall vote the shares as directed by the participant. The Trustee shall not vote shares for which it has received no directions from the participant.

During the participant recordkeeping reconciliation period, Ashland shall have the right to direct the Trustee as to the manner in which the Trustee is to vote the shares of the Mutual Funds in the Trust. Ashland shall have the right to direct the Trustee as to the manner in which the Trustee is to vote the Mutual Fund shares held in any short-term investment fund or liquidity reserve. Other than as described above, the Trustee shall have no duty to solicit directions from participants or the Sponsor.

(e) Ashland Common Stock. Trust investments in Ashland Common Stock shall be made via the Ashland Inc. Common Stock Fund (the "Stock Fund") which shall consist of shares of Ashland Common Stock and short-term liquid investments, including Fidelity Institutional Cash Portfolios: Money Market Portfolio: Class A or such other Mutual Fund or commingled money market pool as agreed to by Ashland and Trustee, necessary to satisfy the Fund's cash needs for transfers and payments. A cash target range of 80 to 120 basis points shall be maintained in the Stock Fund. Such target range may be changed as agreed to in writing by Ashland and the Trustee. The Trustee is responsible for ensuring that the actual cash held in the Stock Fund falls within the agreed upon range over time. Each participant's proportional interest in the Stock Fund shall be measured in units of participation, rather than shares of Ashland Common Stock. Such units shall represent a proportionate interest in all of the assets of the Stock Fund, which includes shares of Ashland Common Stock, short-term investments and at times, receivables for dividends and/or Ashland Common Stock sold and payables for Ashland Common Stock purchased. A Net Asset Value ("NAV") per unit will be determined daily for each unit outstanding of the Stock Fund. The return earned by the Stock Fund will represent a combination of the dividends paid on the shares of Ashland Common Stock held by the Stock Fund, gains or losses realized on sales of Ashland Common Stock, appreciation or depreciation in the market price of those shares owned, and interest on the short-term investments held by the Stock Fund. Dividends received by the Stock Fund are reinvested in additional shares of Ashland Common Stock. Investments in Ashland Common Stock shall be subject to the following limitations:

(i) Acquisition Limit. Pursuant to the Plan, the Trust may be invested in Ashland Common Stock to the extent necessary to comply with investment directions under Section 4(c) of this Agreement.

(ii) Fiduciary Responsibility. The Trustee shall have no duty to monitor the suitability under the fiduciary duty rules of section 404(a)(1) of ERISA (as modified by section 404(a)(2) of ERISA) of acquiring and holding Sponsor Stock. The Trustee shall not be liable for any loss, which arises from the directions of Ashland or Plan Participants with respect to the acquisition and holding of Ashland Common Stock, unless it is clear on their face that the actions to be taken under those directions would be contrary to the terms of the Plan or this Agreement.

(iii) Execution of Purchases and Sales

(A) After netting all purchases and sales, any remaining purchases and sales of Ashland Common Stock (other than for exchanges) shall be made on the open market on the date on which the Trustee receives from Ashland in good order all information and documentation necessary to accurately effect such purchases and sales (or, in the case of purchases, the date on which the Trustee has received a wire transfer of the funds necessary to make such purchases). Exchanges of Ashland Common Stock shall be made in accordance with the Telephone Exchange Guidelines attached hereto as Schedule "G". Such general rules shall not apply in the following circumstances:

(1) If the Trustee is unable to purchase or sell the total number of shares required to be purchased or sold on such day as a result of market conditions; or

(2) If the Trustee is prohibited by the Securities and Exchange Commission, the New York Stock Exchange, or any other regulatory body from purchasing or selling any or all of the shares required to be purchased or sold on such day.

In the event of the occurrence of the circumstances described in (1) or (2) above, the Trustee shall purchase or sell such shares as soon as possible thereafter and shall determine the price of such purchases or sales to be the average purchase or sales price of all such shares purchased or sold, respectively. The Trustee may follow directions from Ashland to deviate from the above purchase and sale procedures provided that such direction is made in writing by Ashland.

(3) Upon the direction of Ashland, Ashland Common Stock may be contributed to the Plan by Ashland or purchased by the Trustee from Ashland or an affiliate. Stock contributed by Ashland or purchased by the Trustee from Ashland or an affiliate shall be valued at the closing price of such stock on the New York Stock Exchange (NYSE) for the trading day on which such stock is contributed or sold to the Plan. In no event shall a commission be charged with respect to stock contributed by Ashland or purchased from Ashland or an affiliate. The number of shares to be transferred will be determined by dividing the total amount of Ashland Common Stock to be purchased by the closing price of Ashland Common Stock on the NYSE on the trading date.

(B) Use of an Affiliated Broker. Ashland hereby authorizes the Trustee to use Fidelity Brokerage Services, Inc. ("FBSI") to provide brokerage services in connection with any open market purchase or sale of Ashland Common Stock in accordance with directions from Plan participants. FBSI shall execute such directions directly or through its affiliate, National Financial Services Company ("NFSC"). The provision of brokerage services shall be subject to the following:

(1) As consideration for such brokerage services, Ashland agrees that FBSI shall be entitled to remuneration under this authorization provision in the amount of three and one-half cents ($.035) commission on each share of Ashland Common Stock bought or sold by it. Any change in such remuneration may be made only by a signed agreement between Ashland and Trustee.

(2) Following the procedures set forth in Department of Labor Prohibited Transaction Class Exemption 86-128, the Trustee will provide Ashland with the following documents: (1) a description of FBSI's brokerage placement practices; (2) a copy of PTCE 86-128; and (3) a form by which Ashland may terminate this authorization to use a broker affiliated with the Trustee. The Trustee will provide Ashland with this termination

form annually, as well as an annual report which summarizes all securities transaction-related charges incurred by the Plan, and the Plan's annualized turnover rate.

(3) Any successor organization of FBSI, through reorganization, consolidation, merger or similar transactions, shall, upon consumption of such transaction, become the successor broker in accordance with the terms of this authorization provision.

(4) The Trustee and FBSI shall continue to rely on this authorization provision until notified to the contrary. Ashland reserves the right to terminate this authorization upon sixty (60) days written notice to FBSI (or its successor) and the Trustee, in accordance with Section 11 of this Agreement.

(iv) Securities Law Reports. Ashland shall be responsible for filing all reports required under Federal or state securities laws with respect to the Trust's ownership of Ashland Common Stock, including, without limitation, any reports required under section 13 or 16 of the Securities Exchange Act of 1934, and shall immediately notify the Trustee in writing of any requirement to stop purchases or sales of Ashland Common Stock pending the filing of any report. The Trustee shall provide to Ashland such information on the Trust's ownership of Ashland Common Stock as Ashland may reasonably request in order to comply with Federal or state securities laws.

(v) Voting and Tender Offers. Notwithstanding any other provision of this Agreement, the provisions of this Section shall govern the voting and tender of Ashland Common Stock. Ashland, after consultation with the Trustee, shall pay for all printing, mailing, tabulation and other costs associated with the voting and tendering of Ashland Common Stock.

(A) Voting.

(1) Before each annual or special meeting of the shareholders of Ashland, the Trustee shall send to each Plan participant with an interest in Ashland

Common Stock through his participation in the Stock Fund, a copy of the notice of the meeting and the proxy solicitation materials for the meeting together with a voting instruction form to be returned to the Trustee or its designee requesting confidential written instructions on how the Ashland Common Stock allocable to such participant's interest in the Stock Fund is to be voted by the Trustee. The materials furnished to participants shall include a notice explaining each participant's right to instruct the Trustee with respect to the voting of shares of Ashland Common Stock allocable to his interest in the Stock Fund, and shall state the method by which the Trustee shall vote shares for which it receives no instruction. Except to the extent required by law, these instructions will be held in confidence by the Trustee and its designee, and will not be divulged to Ashland, any Ashland officer or employee, or any other person except in the aggregate, unless otherwise required by law.

(2) Upon timely receipt of such instructions, the Trustee (after combining votes of allocable fractional shares to give effect to the greatest extent to participants' instructions) shall vote shares of Ashland Common Stock as instructed by the participants. The Trustee shall vote shares of Ashland Common Stock for which it has received no instructions in the same proportion on each issue as it votes those shares allocable to participants' interest in the Stock Fund for which it has received voting instructions from participants.

(3) Ashland shall provide the Trustee with copies of the notice of any annual or special meeting of the shareholders of Ashland and the proxy solicitation materials in sufficient time and number to allow timely distribution to participants as set out above.

(B) Tender Offers.

(1) Instructions to Trustee. In the event a tender offer shall be received by the Trustee for any shares of Ashland Common Stock held by the Trustee, the Trustee shall as soon as practicable distribute to each participant: (a) the materials distributed to Ashland shareholders in connection with the tender offer; (b) a notice explaining a participant's rights to instruct the Trustee with respect to the tender of Ashland Common Stock

allocable to his interest in the Stock Fund and stating the method by which the Trustee shall tender shares for which it receives no instruction; and (c) a form by which such participant may instruct the Trustee in writing whether or not to tender or exchange shares of Ashland Common Stock allocable to his interest in the Stock Fund. Ashland and the Trustee may also provide participants with such other material concerning the tender or exchange offer as the Trustee and Ashland in their discretion determine to be appropriate. Ashland shall cooperate with the Trustee to insure that participants receive the requisite information in a timely manner.

(2) Trustee Action on Participant Instructions. Each participant who has an interest in the Stock Fund shall be entitled to give written direction to the Trustee to tender or not to tender some or all of the shares of Ashland Common Stock allocable to his interest in the Stock Fund (including fractional shares). The Trustee shall tender or not tender shares of Ashland Common Stock in accordance with written instructions received in a timely manner from participants. The Trustee shall not tender shares of Ashland Common Stock allocable to a participant's interest in the Stock Fund for which the Trustee has received no instruction.

(3) Confidentiality. The instructions received by the Trustee from a participant shall be held in confidence by the Trustee and any contractor retained by the Trustee to assist in tabulation of tenders and shall not be divulged or released to Ashland, any Ashland officer or employee, or any other person except in the aggregate, unless otherwise required by law.

(4) Withdrawal of Shares. A participant who has directed the Trustee to tender some or all of the shares of Ashland Common Stock allocable to his interest in the Stock Fund may, at any time prior to the deadline, direct the Trustee in writing to withdraw some or all of the tendered shares allocable to such participant's interest in the Stock Fund, and upon timely receipt of such instructions, the Trustee shall withdraw the directed number of shares from the tender offer prior to the deadline. A participant shall not be limited as to the number of directions to tender or withdraw that the participant may give to the Trustee.

(5) Partial Offers. In the event that an offer for fewer than all of the shares of Ashland Common Stock held by the Trustee shall be received, the total number of shares of Ashland Common Stock that the Trustee tenders pursuant to such offer shall be allocated among participants' interest in the Stock Fund on a pro rata basis in accordance with the directions received from participants with respect to the shares of Ashland Common Stock allocable to their interest in the Stock Fund.

(6) Multiple Offers. In the event that, prior to the termination of a tender offer for shares of Ashland Common Stock held by the Trustee, another offer is received by the Trustee for the shares of Ashland Common Stock subject to the first offer, the Trustee shall use its best efforts under the circumstances to solicit written instructions from the participants with respect to the shares of Ashland Common Stock allocable to each participant's interest in the Stock Fund as to: (a) whether to withdraw shares previously tendered in response to the first offer; and whether to tender pursuant to the second offer any such shares so withdrawn; and (b) whether or not to tender pursuant to the second offer shares not previously tendered. The Trustee shall follow all such written instructions received in a timely manner from participants, in accordance with the provisions of this Section 4(3)(v)(B). With respect to any further offer received by the Trustee (including successive offers from one or more existing offers) for Ashland Common Stock subject to any earlier offer, the Trustee shall act in the same manner as described in this subsection 4(e)(v)(B)(6).

(7) No Impact on Account. A participant's instructions to the Trustee to tender or exchange shares of Ashland Common Stock shall not be deemed a written election by the Plan to withdraw, or have distributed, any or all of his withdrawal shares, nor shall such instructions give rise to a suspension from the Plan or a forfeiture of any portion of the participant's account The Trustee shall credit to each proportional interest of the participant from which the tendered shares of Ashland Common Stock were taken the proceeds received by the Trustee in exchange for the shares of Ashland Common Stock tendered from that interest. Pending receipt of directions from the participant, funds received by the Trustee in exchange for tendered shares of Ashland Common Stock shall be invested by the Trustee in the fund described in Schedule "C".

(vi) Shares Credited. For all purposes of this Section, the number of shares of Ashland Common Stock deemed "credited" or "reflected" to a participant's proportional interest shall be determined as of the last preceding valuation date. The trade date is the date the transaction is valued.

(vii) General. With respect to all rights other than the right to vote, the right to tender, and the right to withdraw shares previously tendered, in the case of Ashland Common Stock credited to a participant's proportional interest in the Stock Fund, the Trustee shall follow the directions of the participant and if no such directions are received, the directions of Ashland. The Trustee shall have no duty to solicit directions from participants. With respect to all rights other than the right to vote and the right to tender, in the case of Ashland Common Stock not credited to participants' accounts, the Trustee shall follow the directions of Ashland.

(viii) Conversion. All provisions in this Section 4(e) shall also apply to any securities received as a result of a conversion of Ashland Common Stock.

(f) Notes. Ashland shall act as the Trustee's agent for participant loan notes and as such shall (i) to the extent practicable through payroll withholding, collect and remit all principal and interest payments to the Trustee and (ii) to the extent required by law, keep the proceeds of such loans separate from the other assets of Ashland and clearly identify such assets as Plan assets. To originate a participant loan, the Plan participant shall direct the Trustee as to the term and amount of the loan to be made from the participant's individual account. Such directions shall be made by Plan participants by use of the telephone exchange system maintained for such purpose by the Trustee or its agent. The Trustee shall determine, based on the current value of the participant's account on the date of the request and any guidelines provided by Ashland, the amount available for the loan. Based on the monthly interest rate supplied by Ashland in accordance with the terms of the Plan, the Trustee shall advise the participant of such interest rate, as well as the installment payment amounts. The Trustee shall distribute the loan note with the proceed check to the participant. The Trustee also shall distribute truth-in-lending disclosure to the participant. To facilitate recordkeeping, the Trustee may destroy the original of any promissory note made in connection with a loan to a participant under the Plan, provided that the Trustee first creates a duplicate by a photographic or optical scanning or other process yielding a reasonable facsimile of the promissory note and the Plan participant's signature thereon, which duplicate may be reduced or enlarged in size from the actual size of the original promissory note.

(g) Low Volatility Fund. All transactions involving the Low Volatility Fund shall be done in accordance with the Operating Procedures attached hereto as Schedule "H".

That portion of the Low Volatility Fund managed by the Trustee shall utilize an approved collective investment trust of the Trustee as referenced in this Agreement. Otherwise, Trustee and Ashland will jointly develop investment management guidelines to be utilized by the Trustee in managing its portion of the Low Volatility Fund.

That portion of the Low Volatility Fund managed by any investment manager other than the Trustee shall be subject to separate investment management guidelines jointly developed by Ashland and the other investment manager, a copy of which shall be provided for information purposes to Trustee upon request.

(h) The Packaged Investment Funds. All transactions involving the Packaged Investment Funds shall be done in accordance with the Operating Procedures attached hereto as Schedule "H".

(i) Participation in Commingled Pools. Ashland hereby (i) agrees to the Plan's participation in the Fidelity Group Trust for Employee Benefit Plans (the "Group Trust"), a group trust maintained by the Trustee for qualified plans and (ii) acknowledges that it has received from the Trustee a copy of the terms of the Group Trust, as now in effect, and the terms of the Declaration of Separate Fund for each separate fund of the Group Trust, as now in effect, selected by Ashland, including any description of investment philosophy, policy and guidelines, or similar information as now in effect on each such Separate Fund. The Trustee shall provide Ashland with revisions to such Declaration's trust terms, investment philosophy, policy and guidelines and similar information as from time to time are put into effect by the Trustee.

(j) Reliance of Trustee on Directions.

(i) The Trustee shall not be liable for any loss, or by reason of any breach, which arises from any participant's exercise or non-exercise of rights under this Section 4 over the assets in the participant's accounts or from following the instructions of an investment manager appointed by Ashland.

(ii) The Trustee shall not be liable for any loss, or by reason of any breach, which arises from Ashland's exercise or non-exercise of rights under this Section 4, unless it was clear on their face that the actions to be taken under Ashland's directions were prohibited by the fiduciary duty rules of section 404(a) of ERISA or were contrary to the terms of the Plan or this Agreement.

(k) Trustee Powers. The Trustee shall have the following powers and authority:

(i) Subject to paragraphs (b), (c), (d), (e), (f), (g) and (h) of this Section 4, to sell, exchange, convey, transfer, or otherwise dispose of any property held in the Trust, by private contract or at public auction. No person dealing with the Trustee shall be bound to see to the application of the purchase money or other property delivered to the Trustee or to inquire into the validity, expediency, or propriety of any such sale or other disposition.

(ii) Subject to paragraphs (b) and (c) of this Section 4, to invest in investment contracts and short term investments (including interest bearing accounts with the Trustee or money market mutual funds advised by affiliates of the Trustee) and in collective investment funds maintained by the Trustee for qualified plans, in which case the provisions of each collective investment fund in which the Trust is invested shall be deemed adopted by Ashland and the provisions thereof incorporated as a part of this Trust as long as the fund remains exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended.

(iii) To cause any securities or other property held as part of the Trust to be registered in the Trustee's own name, in the name of one or more of its nominees, or in the Trustee's account with the Depository Trust Company of New York and to hold any investments in bearer form, but the books and records of the Trustee shall at all times show that all such investments are part of the Trust.

(iv) To keep that portion of the Trust in cash or cash balances as Ashland may, from time to time, deem to be in the best interest of the Trust.

(v) To make, execute, acknowledge, and deliver any and all documents of transfer or conveyance and to carry out the powers herein granted.

(vi) To settle, compromise, or submit to arbitration any claims, debts, or damages due to or arising from the Trust; to commence or defend suits or legal or administrative proceedings; to represent the Trust in all suits and legal and administrative hearings; and to pay all reasonable expenses arising from any such action, from the Trust if not paid by Ashland.

(vii) To employ legal, accounting, clerical, and other assistance as may be required in carrying out the provisions of this Agreement and to pay their reasonable expenses and compensation from the Trust if not paid by Ashland.

(viii) To do all other acts although not specifically mentioned herein, as the Trustee may deem necessary to carry out any of the foregoing powers and the purposes of the Trust.

Section 5. Recordkeeping and Administrative Services to Be Performed.

(a) General. The Trustee shall perform those recordkeeping and administrative functions described in Schedule "A" attached hereto. These recordkeeping and administrative functions shall be performed within the framework of Ashland's written directions regarding the Plan's provisions, guidelines and interpretations.

(b) Accounts. The Trustee shall keep accurate accounts of all investments, receipts, disbursements, and other transactions hereunder. The Trustee shall report to Plan Participants the value of the assets held in the Trust and account balances as of the last day of each fiscal quarter of the Plan and, if not on the last day of a fiscal quarter, the date on which the Trustee resigns or is removed as provided in Section 8 of this Agreement or is terminated as provided in Section 10 (the "Reporting Date").

The Trustee shall provide a Trial Balance Report to Ashland as of the last day of each calendar month and, if not on the last day of a calendar month, the date on which the

Trustee resigns or is removed as provided in Section 8 of this Agreement or is terminated as provided in Section 10 (the "Reporting Date").

Within twenty (20) days following each Reporting Date or within sixty (60) days in the case of a Reporting Date caused by the resignation or removal of the Trustee, or the termination of this Agreement, the Trustee shall file with Ashland a written account setting forth all investments, receipts, disbursements, and other transactions effected by the Trustee between the Reporting Date and the prior Reporting Date, and setting forth the value of the Trust as of the Reporting Date. Except as otherwise required under ERISA, upon the expiration of six (6) months from the date of filing such account with Ashland, the Trustee shall have no liability or further accountability to anyone with respect to the propriety of its acts or transactions shown in such account, except with respect to such acts or transactions as to which Ashland shall within such six (6) month period file with the Trustee written objections.

(c) Inspection and Audit. All records generated by the Trustee in accordance with paragraphs (a) and (b) shall be open to inspection and audit, during the Trustee's regular business hours prior to the termination of this Agreement, by Ashland or any person designated by Ashland. Upon the resignation or removal of the Trustee or the termination of this Agreement, the Trustee shall provide to Ashland, at no expense to Ashland, in the format regularly provided to Ashland, a statement of each participant's accounts as of the resignation, removal, or termination, and the Trustee shall provide to Ashland or the Plan's new recordkeeper such further records as are reasonable, at Ashland's expense.

(d) Effect of Plan Amendment. A confirmation of the current qualified status of the Plan is attached hereto as Schedule "E". The Trustee's provision of the recordkeeping and administrative services set forth in this Section 5 shall be conditioned on Ashland delivering to the Trustee a copy of any amendment to the Plan as soon as administratively feasible following the amendment's adoption, with, if requested, an IRS determination letter or an opinion of counsel substantially in the form of Schedule "E" covering such amendment, and on Ashland providing the Trustee on a timely basis with all the information Ashland deems necessary for the Trustee to perform the recordkeeping and administrative services and such other information as the Trustee may reasonably request.

(e) Returns, Reports and Information. Ashland shall be responsible for the preparation and filing of all returns, reports, and information required of the Trust or Plan by law. The Trustee shall provide Ashland with such information as Ashland may reasonably request to make these filings. Ashland shall also be responsible for making any disclosures to Participants required by law except such disclosure as may be required under federal or state truth-in-lending laws with regard to Participant loans which shall be provided by the Trustee. The Trust shall file such reports required of Trustees by the IRS.

Section 6. Compensation and Expenses. Within thirty (30) days of receipt of the Trustee's bill, which shall be computed and billed in accordance with Schedule "B" attached hereto and made a part hereof, as amended from time to time, Ashland shall send to the Trustee a payment in such amount or Ashland may direct the Trustee to deduct such amount from participants' accounts. All expenses of the Trustee relating directly to the acquisition and disposition of investments constituting part of the Trust, and all taxes of any kind whatsoever that may be levied or assessed under existing or future laws upon or in respect of the Trust or the income thereof, shall be a charge against and paid from the appropriate Plan participants' accounts.

Section 7. Directions and Indemnification.

(a) Identity of Persons Acting for Ashland. Ashland shall designate to the Trustee those persons who are authorized to act for it in Plan matters in the manner set forth on Schedule "D" attached hereto. The Trustee shall be fully protected in relying on the instructions of those designated persons while their designation is in effect.

(b) Directions from Ashland. Whenever Ashland provides a direction to the Trustee, the Trustee shall not be liable for any loss, or by reason of any breach, arising from the direction if the direction is contained in a writing (or is oral and immediately confirmed in a writing) signed by any individual whose name and signature have been submitted (and not withdrawn) in writing to the Trustee by Ashland in the form attached hereto as Schedule "D", provided the Trustee reasonably believes the signature of the individual to be genuine. Such direction may also be made via EDT in accordance with procedures agreed to by Ashland and the Trustee; provided, however, that the Trustee shall be fully protected in relying on such direction as if it were a direction made in writing by Ashland. The Trustee shall have no responsibility to ascertain any direction's (i) accuracy, (ii) compliance with the terms of the Plan or any applicable law, or (iii) effect for tax purposes or otherwise.

(c) Directions from Investment Manager. To the extent that Ashland appoints an investment manager, Ashland hereby directs the Trustee to follow the instructions of any such investment manager so appointed. Whenever an investment manager appointed by Ashland provides a direction to the Trustee, the Trustee shall not be liable for any loss, or by reason of any breach, arising from the direction if the Trustee follows such direction with the care, skill and prudence as would a reasonable person who is familiar with such matters.

(d) Co-Fiduciary Liability. In any other case, the Trustee shall not be liable for any loss, or by reason of any breach, arising from any act or omission of another fiduciary under the Plan except as provided in section 405(a) of ERISA.

(e) Indemnification. Ashland shall indemnify the Trustee against, and hold the Trustee harmless from, any and all loss, damage, penalty, liability, cost, and expense, including without limitation, reasonable attorneys' fees and disbursements, that may be incurred by, imposed upon, or asserted against the Trustee by reason of any claim, regulatory proceeding, or litigation arising from any act done or omitted to be done by any individual or person with respect to the Plan or Trust, so long as the Trustee in the performance of its duties under this Agreement acts with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use or is following the directions of Ashland or an investment manager appointed by Ashland.

(f) Survival. The provisions of this Section 7 shall survive the termination of this Agreement.

Section 8. Resignation or Removal of Trustee.

(a) Resignation. The Trustee may resign at any time upon sixty (60) days' notice in writing to the Sponsor, unless a shorter period of notice is agreed upon by Ashland.

(b) Removal. Ashland may remove the Trustee at any time upon sixty (60) days' notice in writing to the Trustee, unless a shorter period of notice is agreed upon by the Trustee.

Section 9. Successor Trustee.

(a) Appointment. If the office of Trustee becomes vacant for any reason, Ashland may in writing appoint a successor trustee under this Agreement. The successor trustee shall have all of the rights, powers, privileges, obligations, duties, liabilities, and immunities granted to the Trustee under this Agreement. The successor trustee and predecessor trustee shall not be liable for the acts or omissions of the other with respect to the Trust.

(b) Acceptance. When the successor trustee accepts its appointment under this Agreement, title to and possession of the Trust assets shall immediately vest in the successor trustee without any further action on the part of the predecessor trustee. The predecessor trustee shall execute all instruments and do all acts that reasonably may be necessary or reasonably may be requested in writing by Ashland or the successor trustee to vest title to all Trust assets in the successor trustee or to deliver all Trust assets to the successor trustee.

(c) Corporate Action. Any successor of the Trustee or successor trustee, through sale or transfer of the business or trust department of the Trustee or successor trustee, or through reorganization, consolidation, or merger, or any similar transaction, shall, upon consummation of the transaction, become the successor trustee under this Agreement.

Section 10. Termination. This Agreement may be terminated at any time by Ashland upon sixty (60) days' notice in writing to the Trustee. On the date of the termination of this Agreement, the Trustee shall forthwith transfer and deliver to such individual or entity as Ashland shall designate, all cash and assets then constituting the Trust. If, by the termination date, Ashland has not notified the Trustee in writing as to whom the assets and cash are to be transferred and delivered, the Trustee may bring an appropriate action or proceeding for leave to deposit the assets and cash in a court of competent jurisdiction. The Trustee shall be reimbursed by Ashland for all costs and expenses of the action or proceeding including, without limitation, reasonable attorneys' fees and disbursements.

Section 11. Resignation, Removal, and Termination Notices. All notices of resignation, removal, or termination under this Agreement must be in writing and mailed to the party to which the notice is being given by certified or registered mail, return receipt requested, to Ashland c/o J. Marvin Quin, Senior Vice President and Chief Financial Officer, Ashland Inc., 1000 Ashland Drive, Russell KY 41169, and to the Trustee c/o John M. Kimpel, Fidelity Investments, 82 Devonshire Street, Boston, Massachusetts 02109, or to such other addresses as the parties have notified each other of in the foregoing manner.

Section 12. Duration. This Trust shall continue in effect without limit as to time, subject, however, to the provisions of this Agreement relating to amendment, modification, and termination thereof.

Section 13. Amendment or Modification. This Agreement may be amended or modified at any time and from time to time only by an instrument executed by both Ashland and the Trustee. Notwithstanding the foregoing, to reflect increased operating costs the Trustee may once in each twelve-month period, beginning October 1, 1997, amend Schedule "B" without Ashland's consent upon seventy-five (75) days written notice to Ashland.

Section 14. General.

(a) Performance by Trustee, its Agents or Affiliates. Ashland acknowledges and authorizes that the services to be provided under this Agreement shall be provided by the Trustee, its agents or affiliates, including Fidelity Investments Institutional Operations Company or its successor, and that certain of such services may be provided pursuant to one or more other contractual agreements or relationships.

(b) Entire Agreement. This Agreement contains all of the terms agreed upon between the parties with respect to the subject matter hereof.

(c) Waiver. No waiver by either party of any failure or refusal to comply with an obligation hereunder shall be deemed a waiver of any other or subsequent failure or refusal to so comply.

(d) Successors and Assigns. The stipulations in this Agreement shall inure to the benefit of, and shall bind, the successors and assigns of the respective parties.

(e) Partial Invalidity. If any term or provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

(f) Section Headings. The headings of the various sections and subsections of this Agreement have been inserted only for the purposes of convenience and are not part of this Agreement and shall not be deemed in any manner to modify, explain, expand or restrict any of the provisions of this Agreement.

Section 15. Governing Law.

(a) Massachusetts Law Controls. This Agreement is being made in the Commonwealth of Massachusetts, and the Trust shall be administered as a Massachusetts trust. The validity, construction, effect, and administration of this Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Massachusetts, except to the extent those laws are superseded under section 514 of ERISA.

(b) Controlling Law. The Trustee is not a party to the Plan, and in the event of any conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan shall control to the extent that they do not increase or alter the responsibilities of the Trustee under this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

ASHLAND INC.

Attest: [signature] By: [signature]
Secretary
Senior Vice President, Chief Financial Officer

FIDELITY MANAGEMENT TRUST COMPANY

Attest: [signature] By [signature]
Assistant Clerk
Vice President

Schedule "A"

RECORDKEEPING AND ADMINISTRATIVE SERVICES

Administration

* Establishment and maintenance of participant account and election percentages.

* Maintenance of ten (10) plan investment options:

  - Low Volatility Fund
  - Fidelity U.S. Investments-Government Securities Fund, L.P.
  - Fidelity Equity-Income II Fund
  - Fidelity Contrafund
  - Fidelity Overseas Fund
  - Fidelity Low-Priced Stock Fund
  - Ashland Inc. Common Stock Fund
  - The Package Investment Funds: Conservative, Moderate and Aggressive

* Maintenance of five (5) money classifications:

  - Basic Pre-tax
  - Basic After-tax
  - Supplemental Pre-tax
  - Supplemental After-tax
  - Company Match

- The Trustee will provide only the recordkeeping and administrative services set forth on this Schedule "A" and as detailed in the Plan Administrative Manual and no others.

A) Provide Participant Telephone Services

1. Fidelity registered representatives are available from 8:30 a.m. - 8:00 p.m. ET to provide toll free telephone service for participant inquiries and transactions. Additionally, participants have 24 hour account balance inquiry access utilizing our automated voice response system.

2. For security purposes, all calls are recorded. In addition, several levels of security are available including the verification of a Personal Identification Number (PIN) and/or any other indicative data resident on the system.

3. Through our telephone services, Fidelity provides the following services:
   - Provide mutual fund investment information.
   - Maintain plan specific provisions; maintain specific provisions for insurance company and bank investment contracts.
   - Process exchanges (transfers) between plan investment options on a daily basis.

- Rebalance participants' accounts at least monthly where lifestyle elections were made.
- Maintain and process changes to participants' contribution allocations for all money sources.
- If requested by Ashland allow participants to change their deferral and after-tax percentages and provide updates via EDT for Ashland to apply to its payrolls accordingly.
- Consult with participants in various loan scenarios and generate all documentation.
- Process all participant loan and withdrawal requests via Fidelity's toll-free telephone service according to plan provisions and instructions from Ashland on a daily basis.
- Process in-service withdrawals via telephone due to certain circumstances previously approved by Ashland.
- Process hardship withdrawals via telephone as directed and approved by Ashland.

B) Plan Accounting

1. Process payroll contributions according to your payroll frequency via electronic data transfer (EDT). The data format will be provided by Fidelity.

2. Provide plan and participant level accounting for up to nine (9) money classifications for the Plan.

3. Audit and reconcile the plan, participant accounts and investment accounts daily.

4. Provide daily plan, investment and participant level accounting for Fidelity managed investment funds, the Ashland Common Stock Fund, the Low Volatility Fund, and the Packaged Investment Funds: Conservative, Moderate and Aggressive.

5. Reconcile and process participant withdrawal requests as approved and directed by Ashland. All requests are paid based on the current market values of participants' accounts, not advanced or estimated values. A distribution report will accompany each check.

6. Track individual participant loans; process loan withdrawals; re-invest loan repayments; and prepare and deliver comprehensive reports to Ashland to assist in the administration of participant loans.

7. Fidelity's Guaranteed Investments Daily Equity System (GUIDE) is an automated daily portfolio accounting system. GUIDE provides Ashland with daily valuation of plan assets managed by PRIMCO .

8. Maintain and process changes to participants' prospective and existing investment mix elections via Fidelity's toll-free telephone service.

C) Participant Reporting

1. Mail confirmation to participants of all transactions initiated via Fidelity Telephone Services within three (3) calendar days of the transaction.

2. Prepare and mail via first class to each plan participant a quarterly detailed participant statement reflecting all activity for the period. Statements will be mailed no later than twenty (20) calendar days after each quarter end.

D) Plan Reporting

- Prepare, reconcile and deliver a monthly Trial Balance Report presenting all money classes and investments. This report is based on the market value as of the last business day of the month. The report will be delivered not later than twenty (20) days after the end of each month in the absence of unusual circumstances.

- Prepare, reconcile and deliver a Quarterly Administrative Report presenting both on a participant and a total plan basis all money classes, investment positions and a summary of all activity of the participant and plan as of the last business day of the quarter. The report will be delivered not later than twenty (20) days after the end of each quarter in the absence of unusual circumstances.

E) Government Reporting

- Process year-end tax reports for participants - 1099R, as well as financial reporting to assist in the preparation of Form 5500.

F) Communication Services

- Provide employee communications describing available investment options, including multimedia informational materials and group presentations as follows:

- Posters and other written announcement material mailed to plan participants to announce the new plan and the transition to Fidelity administration. Provide registered representatives for up to 18 working days of on-site seminars in locations selected by Ashland.
- Video tapes approximately 12 to 15 minutes in length describing the Plan or, at Ashland's choice, describing investment allocation decisions.
- After rollout, an ongoing program (up to $55,000 per calendar year at no additional cost to Ashland) to keep employees informed and to assist with financial planning to include:

  1. STAGES® Magazine mailed to plan participants periodically;
  2. The workbooks Guide to Retirement Planning and Guide to Investing;
  3. STAGES Investment Basics - statements stuffers;
  4. STAGES Planning Guides to be provided to each participant at plan rollout, each new participant thereafter upon enrollment and provided thereafter at participants' reasonable request.

5. STAGES Strategy Selector™ - an interactive computer program (up to 50 diskettes per year); and
6. STAGES Distance Learning Program-one (1) satellite broadcast per year to locations selected by Ashland.

- Periodic communication to keep Ashland abreast of trends and events (Connections Newsletter).

G) Other

- Remote access into the Fidelity Recordkeeping System through one (1) personal computer at Ashland locations.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: [signature] 10/6/95 Date	By: [signature] 9/29/95 Vice President Date

Schedule "B"

FEE SCHEDULE

Annual Participant Fee:	$5.00 per participant*, billed and payable quarterly.
Enrollments by Phone:	$5.00 per non-active employee residing on Fidelity's participant recordkeeping system.
Loans-by-Phone Fee:	Establishment fee of $35.00 per loan account; annual fee of $15.00 per loan account.
Minimum Required Distribution:	$25.00 per participant annual required distribution.
In-Service Withdrawals by Phone:	$15.00 per withdrawal.
Remote Access:	$1,000 per year, plus a monthly charge of $3-5 per hour for TYMNET usage. Installation of one remote access provided free of charge.
Return of Excess Contribution Fee:	$25.00 per participant, one-time charge per calculation and check generation.

- Other Fees: separate charges for optional non-discrimination testing, extraordinary expenses resulting from large numbers of simultaneous manual transactions or from errors not caused by Fidelity, or for reports not contemplated in this Agreement. The Administrator may withdraw reasonable administrative fees from the Trust by written direction to the Trustee.

- * This fee will be imposed pro rata for each calendar quarter, or any part thereof, that it remains necessary to keep a participant's account(s) as part of the Plan's records, e.g., vested, deferred, forfeiture, top-heavy and terminated participants who must remain on file through calendar year-end for 1099-R reporting purposes.

Accounting and Daily Valuation Fee for Investment Contracts:

PRIMCO Managed Assets	0.02% on the asset value of investment contracts resident on the GUIDE system.

Short Duration Commingled Pool Management Fees:

25 basis points on the first $50 million in assets;
20 basis points on the next $50 million in assets;
15 basis points on the next $100 million in assets;
and 12 1/2 basis points on assets in excess of $201 million.

Trustee Fee:

To the extent that assets are invested in Ashland Common Stock, 0.10% of such assets in the Trust, subject to an annual minimum of $10,000 and an annual maximum of $50,000, payable pro rata quarterly on the basis of such assets as of the calendar quarter's last valuation date.

Proxy Fees: The cost of proxy administration, mailing and tabulation services will be passed through to the plan sponsor.

Note: These fees have been negotiated and accepted based on current plan assets of $551 million, current participation of 11,839 participants and projected net cash flows of $1.0 million per year. Fees will be subject to revision if these Plan characteristics change significantly by either falling below or exceeding current or projected levels. Fees also have been based on the use of up to 10 investment options, and such fees will be subject to revision if additional investment options are added.

In the event that Ashland adds a company contribution to the Plan, the fees stated above will not be subject to change given that the following assumptions (provided by Ashland) hold: (1) an increase in participation to approximately 15,400 employees, and (2) annual net cash flow of $1 million.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: [signature] 10/6/95	By: [signature] 9/29/95
Date	Vice President Date

Schedule "C"

INVESTMENT OPTIONS

In accordance with Section 4(b), Ashland hereby directs the Trustee that participants' individual accounts may be invested in the following investment options:

- Low Volatility Fund
- Fidelity U.S. Investments-Government Securities Fund, L.P.
- Fidelity Equity-Income II Fund
- Fidelity Contrafund
- Fidelity Overseas Fund
- Fidelity Low-Priced Stock Fund
- Ashland Inc. Common Stock Fund
- The Package Investment Funds: Conservative, Moderate and Aggressive

The investment option referred to in Sections 4(c) and 4(e)(v)(B)(5) shall be Low Volatility Fund.

ASHLAND INC.

By: ______________ 10/6/95
Date

Schedule "D"

Ashland's Authorization Letter

Ms. Carolyn Redden
Fidelity Institutional Retirement Services Company
82 Devonshire Street - Mailzone ZZ4
Boston, Massachusetts 02109

Ashland Inc. Employee Savings Plan

*** NOTE: This schedule should contain names and signatures for ALL individuals who will be providing directions to Fidelity representatives in connection with the Plan.

Fidelity representatives will be unable to accept directions from any individual whose name does not appear on this schedule.***

Dear Ms. Redden:

This letter is sent to you in accordance with Section 7(a) of the Trust Agreement, dated as of October 1, 1995, between Ashland Inc. and Fidelity Management Trust Company. Those whose signatures are provided below are designated as the individuals who may provide directions upon which Fidelity Management Trust Company shall be fully protected in relying. Only one such individual need provide any direction. The signature of each designated individual is set forth below and certified to be such.

You may rely upon each designation and certification set forth in this letter until you receive written notice of the termination of authority of a designated individual.

Very truly yours,

Ashland Inc.
By:
Title:
Date:

[signature of designated individual]
[name of designated individual]

[signature of designated individual]
[name of designated individual]

[signature of designated individual]
[name of designated individual]

Schedule "E"

To be Provided by In-House Counsel.

Ms. Carolyn Redden
Fidelity Institutional Retirement
Services Company
82 Devonshire Street - ZZ4
Boston, MA 02109

[Name of Plan]

Dear Ms. Redden:

In accordance with your request, this letter sets forth our opinion with respect to the qualified status under section 401(a) of the Internal Revenue Code of 1986 (including amendments made by the Employee Retirement Income Security Act of 1974) (the "Code"), of the [name of plan], as amended to the date of this letter (the "Plan").

The material facts regarding the Plan as we understand them are as follows. The most recent favorable determination letter as to the Plan's qualified status under section 401(a) of the Code was issued by the [location of Key District] District Director of the Internal Revenue Service and was dated [date] (copy enclosed). The version of the Plan submitted by [name of company] (the "Company") for the District Director's review in connection with this determination letter did not contain amendments made effective as of [date]. These amendments, among other matters, [brief description of amendments]. [Subsequent amendments were made on [date] to amend the provisions dealing with [brief description of amendments].]

The Company has informed us that it intends to submit the Plan to the [location of Key District] District Director of the Internal Revenue Service and to request from him a favorable determination letter as to the Plan's qualified status under section 401(a) of the Code. The Company may have to make some modifications to the Plan at the request of the Internal Revenue Service in order to obtain this favorable determination letter, but we do not expect any of these modifications to be material. The Company has informed us that it will make these modifications.

Based on the foregoing statements of the Company and our review of the provisions of the Plan, it is our opinion that the Internal Revenue Service will issue a favorable determination letter as to the qualified status of the Plan, as modified at the request of the Internal Revenue Service, under section 401(a) of the Code, subject to the customary condition that continued qualification of the Plan, as modified, will depend on its effect in operation.

[Furthermore, in that the assets are in part invested in common stock issued by the Company or an affiliate, it is our opinion that the Plan is an "eligible individual account plan" (as defined under Section 407(d)(3) of ERISA) and that the shares of common stock of the Company held and to be purchased under the Plan are "qualifying employer securities" (as defined under Section 407(d)(5) of ERISA). Finally, it is our opinion that interests in the Plan are not required to be registered under the Securities Act of 1933, as amended, or, if such registration is required, that such interests are effectively registered under said Act.]

Sincerely,
[name of law firm]

By [signature]
[name of partner]

Schedule "F"

EXISTING INVESTMENT CONTRACTS

In accordance with Section 4(b), Ashland hereby directs the Trustee to continue to hold the following Existing Investment Contracts until such time as Ashland or an investment manager appointed by Ashland directs otherwise:

Fixed Rate and Fixed Term

Contract Issuer: Aetna Life Insurance Company
Contract Number: LT1370101
Maturity Date: 2/7/96

Contract Issuer: Canada Life Assurance Company
Contract Number: 45394
Maturity Date: 11/27/95

Contract Issuer: Hartford Life Insurance Company
Contract Number: 9105
Maturity Date: 5/1/96

Contract Issuer: John Hancock Mutual Life
Contract Number: 5706
Maturity Date: 10/2/97

Contract Issuer: Mass Mutual Life Insurance Company
Contract Number: 6226
Maturity Date: 3/31/97

Contract Issuer: Metropolitan Life Insurance Company
Contract Number: 13679
Maturity Date: 2/1/99

Contract Issuer: Metropolitan Life Insurance Company
Contract Number: 13690
Maturity Date: 4/30/99

Contract Issuer: New York Life Insurance Company
Contract Number: 06712-001
Maturity Date: 1/12/98

Contract Issuer: New York Life Insurance Company
Contract Number: 06712-002
Maturity Date: 11/28/96

Contract Issuer: New York Life Insurance Company
Contract Number: 06712-003
Maturity Date: 5/28/98

Contract Issuer: New York Life Insurance Company
Contract Number: 06712-004
Maturity Date: 8/3/98

Contract Issuer: Peoples Security Life
Contract Number: 131ST
Maturity Date: 9/28/95

Contract Issuer: Provident Mutual Life
Contract Number: 8037-001
Maturity Date: 10/5/95

Contract Issuer: Prudential Insurance Company of America
Contract Number: 6100-213
Maturity Date: 6/3/96

Contract Issuer: Prudential Insurance Company of America
Contract Number: 6100-214
Maturity Date: 6/2/97

Contract Issuer: State Mutual Life
Contract Number: 91290A-06
Maturity Date: 7/29/97

Variable Rate and Fixed Term

Contract Issuer: Peoples Security Life
Contract Number: 00213LTSL
Maturity Date: 10/6/95

Security Backed Investments

Contract Issuer: Bankers Trust (DEL) BASIC
Contract Number: 92-408ALP
Maturity Date: 9/30/00

Contract Issuer: Bankers Trust (DEL) BASIC
Contract Number: 92-408-2
Maturity Date: 12/28/97

Contract Issuer: CDC Investment Management Corporation
Contract Number: 143001
Maturity Date: 10/31/98

Contract Issuer: CDC Investment Management Corporation
Contract Number: 143-02
Maturity Date: 10/25/99

Contract Issuer: Commonwealth Life Insurance Company
Contract Number: 00091TR-1
Maturity Date: 5/17/99

Contract Issuer: Commonwealth Life Insurance Company
Contract Number: 00091TR-2
Maturity Date: 5/26/98

Contract Issuer: Commonwealth Life Insurance Company
Contract Number: 00091TR-3
Maturity Date: 11/17/97

Contract Issuer: Commonwealth Life Insurance Company
Contract Number: 00091TR-4
Maturity Date: 10/25/99

Contract Issuer: Commonwealth Life Insurance Company
Contract Number: 00091TR-5
Maturity Date: 10/25/00

Contract Issuer: Provident Life & Accident
Contract Number: 630-05570
Maturity Date: 9/1/03

Separate Account Contracts

Contract Issuer: Aetna Life Insurance Company
Contract Number: 014461
Maturity Date: 11/15/02

Contract Issuer: Continental Assurance Company
Contract Number: 30000-103
Maturity Date: 1/12/96

Contract Issuer: Mass Mutual Life Insurance Company
Contract Number: 10478
Maturity Date: 7/5/02

Contract Issuer: Mass Mutual Life Insurance Company
Contract Number: 10732
Maturity Date: 7/5/00

Contract Issuer: Metropolitan Life Insurance Company
Contract Number: 12747
Maturity Date: 1/1/01

Contract Issuer: Metropolitan Life Insurance Company
Contract Number: 18510-B
Maturity Date: 12/31/98

Contract Issuer:	Metropolitan Life Insurance Company
Contract Number:	18513-B
Maturity Date:	12/31/98

Contract Issuer:	Provident National Assurance
Contract Number:	028-05458
Maturity Date:	7/31/97

Contract Issuer:	Prudential Insurance Company of America
Contract Number:	6658-2
Maturity Date:	5/15/01

Contract Issuer:	Prudential Insurance Company of America
Contract Number:	6765-3
Maturity Date:	11/20/00

Note: Maturity dates reflected above are current best estimates and may be subject to change.

ASHLAND INC.

By: [signature] 10/6/95
Date

Schedule "G"

TELEPHONE EXCHANGE GUIDELINES

The following telephone exchange guidelines are currently employed by Fidelity Institutional Retirement Services Company (FIRSCO).

Telephone exchange hours are 8:30 a.m. (ET) to 8:00 p.m. (ET) on each business day. A "business day" is any day on which the New York Stock Exchange is open.

FIRSCO reserves the right to change these telephone exchange guidelines at its discretion.

Participants may call on any business day to exchange between investment options. If the request is received before 4:00 p.m. (ET), it will receive that day's trade date. Calls received after 4:00 p.m. (ET) will be processed on a next day basis.

Exchange Restriction

It is the intention of the Trustee to maintain a sufficient liquidity reserve in the Ashland Common Stock Fund to meet exchange, redemption or withdrawal requests. However, if there is insufficient liquidity in the Ashland Common Stock Fund to allow for same day exchanges, the Trustee will be required to sell shares of Ashland Common Stock to meet the exchange requests. If this occurs, the subsequent exchange into other Plan investment options will take place three (3) business days later. This allows for settlement of the stock trade at the custodian and the corresponding transfer to Fidelity.

ASHLAND INC.

By: [signature] 10/6/95
Date

Schedule "H"

OPERATING PROCEDURES FOR THE LOW VOLATILITY FUND & THE PACKAGED INVESTMENT FUNDS

Administrative services for the Ashland Inc. Employees Savings Plan Low Volatility Fund and The Packaged Investment Funds (the "Funds") will be provided by Fidelity Management Trust Company ("FMTC") effective October 1, 1995. These administrative services cover the "unitization" of the Funds in the Trust. The unitization of the Fund will incorporate the blending of the Net Asset Values ("NAVs") of Fidelity Investments® Mutual Funds, and Fidelity Management Trust Company Commingled Pools, and the PRIMCO Managed Fund in order to establish an overall NAV for each of the Funds. Individually, each Fidelity mutual fund, FMTC Commingled Pool, and the PRIMCO Managed Fund shall be known as a "Component" of the Fund. Collectively, they will be referred to as "Components" of the Fund. All dividends, and capital gains, shall be reinvested in each of the Components.

In accordance with directions received from Ashland Inc., the Funds shall be referred to individually as the Low Volatility Fund, the Conservative Strategy Fund, the Moderate Strategy Fund, and the Aggressive Strategy Fund.

The target allocation and drift allowances of the Components of the Funds shall be as follows:

Low Volatility Fund

The Low Volatility Fund shall be invested primarily in fixed income securities, such as insurance company investment contracts and bank investment contracts, bonds and short-term instruments:

Drift	Target	Component
+/- 5%	75%	PRIMCO Managed Fund
+/- 5%	25%	FMTC Short Duration Commingled Pool
	100%	

Net participant activity in this Fund will be initially directed to FMTC Short Duration Commingled Pool.

Initially the target allocation will be approximately $20 Million into FMTC Short Duration Commingled Pool, which will be significantly less than the 25% target. Over time as investment contracts mature the actual investment allocation will come in line to the target allocations.

Conservative Strategy Fund

The Conservative Strategy Fund invests primarily in fixed income securities, such as bonds, short-term instruments and the Low Volatility Fund, as well as stocks for their growth potential:

Drift	Target	Component
+/- 5%	50%	Low Volatility Fund
+/- 5%	20%	Fidelity Government Securities Fund
+/- 5%	20%	Fidelity Equity Income II Fund
+/- 5%	10%	Fidelity Contra Fund
	100%	

Net participant activity in this Fund will be initially directed to Low Volatility Fund.

Moderate Strategy Fund

The Moderate Strategy Fund invests in a balance of fixed income securities, such as bonds and short-term instruments, as well as stocks for their growth potential:

Drift	Target	Component
+/- 5%	30%	Low Volatility Fund
+/- 5%	20%	Fidelity Government Securities Fund
+/- 5%	30%	Fidelity Equity Income II Fund
+/- 5%	15%	Fidelity Contra Fund
+/- 5%	5%	Fidelity Overseas Fund
	100%	

Net participant activity in this Fund shall be initially directed to Low Volatility Fund.

Aggressive Strategy Fund

The Aggressive Strategy invests primarily in stocks, but will also invest a portion of its assets in fixed income securities as a cushion against changing market conditions:

Drift	Target	Component
+/- 5%	15%	Low Volatility Fund
+/- 5%	15%	Fidelity Government Securities Fund
+/- 5%	40%	Fidelity Equity Income II Fund
+/- 5%	20%	Fidelity Contra Fund
+/- 5%	10%	Fidelity Overseas Fund
	100%	

Net participant activity in this Fund shall be initially directed to Low Volatility Fund.

The drift allowance has been established because the allocation of the Components will deviate from the target asset allocation ratio due to market fluctuations and daily participant activity. As such, whenever any Component violates the drift allowance, FMTC shall purchase and/or sell shares or units of the Components as appropriate, to bring each Component back to the target. FMTC shall rebalance all Funds at least monthly in order to bring each Component back to the target.

Ashland Inc. will direct FMTC in writing of any expenses to be accrued out of the Funds Net Asset Value.

Ashland Inc. hereby directs FMTC to follow these operating procedures. Any written changes to this direction shall be in writing signed by an authorized signatory of Ashland Inc. and agreed to in writing by FMTC.

ASHLAND INC.

By: [signature] 10/6/95
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: [signature] 9/29/95
Vice President Date

FIRST AMENDMENT TO TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS FIRST AMENDMENT, dated as of the first day of April, 1996, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said trust agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the trust agreement by:

(1) Amending the "money classifications" portion of Schedule "A" by adding the following:

Restricted Match
Ballenger Transfer

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this First Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: [signature] 3/26/96	By: [signature] 4/8/96
Date	Vice President Date

CMS

SECOND AMENDMENT TO TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS SECOND AMENDMENT, dated as of the fifteenth day of April, 1996, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said trust agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the trust agreement by:

(1) Amending and restating Section 4(e) as follows:

(e) Ashland Common Stock. Trust investments in Ashland Common Stock shall be made via the Ashland Common Stock Fund and the Ashland Restricted Stock Fund (the "Stock Funds") which shall consist of shares of Ashland Stock and short-term liquid investments, including Fidelity Institutional Cash Portfolios: Money Market Portfolio: Class A or such other Mutual Fund or commingled money market pool as agreed to by Ashland and Trustee, necessary to satisfy the Fund's cash needs for transfers and payments. A cash target range of 80 to 120 basis points shall be maintained in each of the Stock Funds. Such target range may be changed as agreed to in writing by Ashland and the Trustee. The Trustee is responsible for ensuring that the actual cash held in each of the Stock Funds falls within the agreed upon range over time. Each participant's proportional interest in the Stock Funds shall be measured in units of participation, rather than shares of Ashland Common Stock. Such units shall represent a proportionate interest in all of the assets of the Stock Funds, which includes shares of Ashland Common Stock, short-term investments and at times, receivables for dividends and/or Ashland Common Stock sold and payables for Ashland Common Stock purchased. A Net Asset Value ("NAV") per unit will be determined daily for each unit outstanding of the Stock Funds. The return earned by the Stock Funds will represent a combination of the dividends paid on the shares of Ashland Common Stock held by the Stock Funds, gains or losses realized on sales of Ashland Common Stock, appreciation or depreciation in the market price of those shares owned, and interest on the short-term investments held by the Stock Funds. Dividends received by the Stock Funds are reinvested in additional shares of Ashland Common Stock. Investments in Ashland Common Stock shall be subject to the following limitations:

(i) Acquisition Limit. Pursuant to the Plan, the Trust may be invested in Ashland Common Stock to the extent necessary to comply with investment directions under Section 4(c) of this Agreement.

(ii) Fiduciary Responsibility. The Trustee shall have no duty to monitor the suitability under the fiduciary duty rules of section 404(a)(1) of ERISA (as modified by section 404(a)(2) of ERISA) of acquiring and holding Sponsor Stock. The Trustee shall not be liable for any loss, which arises from the directions of Ashland or Plan Participants with respect to the acquisition and holding of Ashland Common Stock, unless it is clear on their face that the actions to be taken under those directions would be contrary to the terms of the Plan or this Agreement.

(iii) Execution of Purchases and Sales.

(A) After netting all purchases and sales, any remaining purchases and sales of Ashland Common Stock (other than for exchanges) shall be made on the open market on the date on which the Trustee receives from Ashland in good order all information and documentation necessary to accurately effect such purchases and sales (or, in the case of purchases, the date on which the Trustee has received a wire transfer of the funds necessary to make such purchases). Exchanges of Ashland Common Stock shall be made in accordance with the Telephone Exchange Guidelines attached hereto as Schedule "G". Such general rules shall not apply in the following circumstances:

(1) If the Trustee is unable to purchase or sell the total number of shares required to be purchased or sold on such day as a result of market conditions; or

(2) If the Trustee is prohibited by the Securities and Exchange Commission, the New York Stock Exchange, or any other regulatory body from purchasing or selling any or all of the shares required to be purchased or sold on such day.

In the event of the occurrence of the circumstances described in (1) or (2) above, the Trustee shall purchase or sell such shares as soon as possible thereafter and shall determine the price of such purchases or sales to be the average purchase or sales price of all such shares purchased or sold, respectively. The Trustee may follow directions from Ashland to deviate from the above purchase and sale procedures provided that such direction is made in writing by Ashland.

(3) Upon the direction of Ashland, Ashland Common Stock may be contributed to the Plan by Ashland or purchased by the Trustee from Ashland or an affiliate. Stock contributed by Ashland or

purchased by the Trustee from Ashland or an affiliate shall be valued at the closing price of such stock on the New York Stock Exchange (NYSE) for the trading day on which such stock is contributed or sold to the Plan. In no event shall a commission be charged with respect to stock contributed by Ashland or purchased from Ashland or an affiliate. The number of shares to be transferred will be determined by dividing the total amount of Ashland Common Stock to be purchased by the closing price of Ashland Common Stock on the NYSE on the trading date.

(B) Use of an Affiliated Broker. Ashland hereby directs the Trustee to use Fidelity Brokerage Services, Inc. ("FBSI") to provide brokerage services in connection with any open market purchase or sale of Ashland Common Stock in accordance with directions from Plan participants. FBSI shall execute such directions directly or through its affiliate, National Financial Services Company ("NFSC"). The provision of brokerage services shall be subject to the following:

(1) As consideration for such brokerage services, Ashland agrees that FBSI shall be entitled to remuneration under this authorization provision in the amount of three and one-half cents ($.035) commission on each share of Ashland Common Stock bought or sold by it. Any change in such remuneration may be made only by a signed agreement between Ashland and Trustee.

(2) Following the procedures set forth in Department of Labor Prohibited Transaction Class Exemption 86-128, the Trustee will provide Ashland with the following documents: (1) a description of FBSI's brokerage placement practices; (2) a copy of PTCE 86-128; and (3) a form by which Ashland may terminate this authorization to use a broker affiliated with the Trustee. The Trustee will provide Ashland with this termination form annually, as well as an annual report which summarizes all securities transaction-related charges incurred by the Plan, and the Plan's annualized turnover rate.

(3) Any successor organization of FBSI, through reorganization, consolidation, merger or similar transactions, shall, upon consumption of such transaction, become the successor broker in accordance with the terms of this authorization provision.

(4) The Trustee and FBSI shall continue to rely on this authorization provision until notified to the contrary. Ashland reserves the right to terminate this authorization upon sixty (60) days written notice to FBSI (or its successor) and the Trustee, in accordance with Section 11 of this Agreement.

(iv) Securities Law Reports. Ashland shall be responsible for filing all reports required under Federal or state securities laws with respect to the Trust's ownership of Ashland Common Stock, including, without limitation, any reports required under section 13 or 16 of the Securities Exchange Act of 1934, and shall immediately notify the Trustee in writing of any requirement to stop purchases or sales of Ashland Common Stock pending the filing of any report. The Trustee shall provide to Ashland such information on the Trust's ownership of Ashland Common Stock as the Named Fiduciary may reasonably request in order to comply with Federal or state securities laws.

(v) Voting and Tender Offers. Notwithstanding any other provision of this Agreement, the provisions of this Section shall govern the voting and tender of Ashland Common Stock. Ashland, after consultation with the Trustee, shall pay for all printing, mailing, tabulation and other costs associated with the voting and tendering of Ashland Common Stock.

(A) Voting.

(1) Before each annual or special meeting of the shareholders of Ashland, the Trustee shall send to each Plan participant with an interest in Ashland Common Stock through his participation in the Stock Funds, a copy of the notice of the meeting and the proxy solicitation materials for the meeting together with a voting instruction form to be returned to the Trustee or its designee requesting confidential written instructions on how the Ashland Common Stock allocable to such participant's interest in the Stock Funds is to be voted by the Trustee. The materials furnished to participants shall include a notice explaining each participant's right to instruct the Trustee with respect to the voting of shares of Ashland Common Stock allocable to his interest in the Stock Funds, and shall state the method by which the Trustee shall vote shares for which it receives no instruction. Except to the extent required by law, these instructions will be held in confidence by the Trustee and its designee, and will not be divulged to Ashland, any Ashland officer or employee, or any other person except in the aggregate, unless otherwise required by law.

(2) Upon timely receipt of such instructions, the Trustee (after combining votes of allocable fractional shares to give effect to the greatest extent to participants' instructions) shall vote shares of Ashland Common Stock as instructed by the participants. The Trustee shall vote shares of Ashland Common Stock for which it has received no instructions in the same proportion on each issue as it votes those shares allocable to participants' interest in the Stock Funds for which it has received voting instructions from participants.

(3) Ashland shall provide the Trustee with copies of the notice of any annual or special meeting of the shareholders of Ashland and the proxy solicitation materials in sufficient time and number to allow timely distribution to participants as set out above.

(B) Tender Offers.

(1) Instructions to Trustee. In the event a tender offer shall be received by the Trustee for any shares of Ashland Common Stock held by the Trustee, the Trustee shall as soon as practicable distribute to each participant: (a) the materials distributed to Ashland shareholders in connection with the tender offer; (b) a notice explaining a participant's rights to instruct the Trustee with respect to the tender of Ashland Common Stock allocable to his interest in the Stock Funds and stating the method by which the Trustee shall tender shares for which it receives no instruction; and (c) a form by which such participant may instruct the Trustee in writing whether or not to tender or exchange shares of Ashland Common Stock allocable to his interest in the Stock Funds. Ashland and the Trustee may also provide participants with such other material concerning the tender or exchange offer as the Trustee and Ashland in their discretion determine to be appropriate. Ashland shall cooperate with the Trustee to insure that participants receive the requisite information in a timely manner.

(2) Trustee Action on Participant Instructions. Each participant who has an interest in the Stock Funds shall be entitled to give written direction to the Trustee to tender or not to tender some or all of the shares of Ashland Common Stock allocable to his interest in the Stock Funds (including fractional shares). The Trustee shall tender or not tender shares of Ashland Common Stock in accordance with written instructions received in a timely manner from participants. The Trustee shall not tender shares of Ashland Common Stock allocable to a participant's interest in the Stock Funds for which the Trustee has received no instruction.

(3) Confidentiality. The instructions received by the Trustee from a participant shall be held in confidence by the Trustee and any contractor retained by the Trustee to assist in tabulation of tenders and shall not be divulged or released to Ashland, any Ashland officer or employee, or any other person except in the aggregate, unless otherwise required by law.

(4) Withdrawal of Shares. A participant who has directed the Trustee to tender some or all of the shares of Ashland Common Stock allocable to his interest in the Stock Funds may, at any time prior to the deadline, direct the Trustee in writing to withdraw some or all of the tendered shares allocable to such participant's interest in the Stock Funds, and upon timely receipt of such instructions, the Trustee shall withdraw the directed number of shares from the tender offer prior to the deadline. A participant shall not be limited as to the number of directions to tender or withdraw that the participant may give to the Trustee.

(5) Partial Offers. In the event that an offer for fewer than all of the shares of Ashland Common Stock held by the Trustee shall be received, the total number of shares of Ashland Common Stock that the Trustee tenders pursuant to such offer shall be allocated among participants' interest in the Stock Fund on a pro rata basis in accordance with the directions received from participants with respect to the shares of Ashland Common Stock allocable to their interest in the Stock Funds.

(6) Multiple Offers. In the event that, prior to the termination of a tender offer for shares of Ashland Common Stock held by the Trustee, another offer is received by the Trustee for the shares of Ashland Common Stock subject to the first offer, the Trustee shall use its best efforts under the circumstances to solicit written instructions from the participants with respect to the shares of Ashland Common Stock allocable to each participant's interest in the Stock Funds as to: (a) whether to withdraw shares previously tendered in response to the first offer; and whether to tender pursuant to the second offer any such shares so withdrawn; and (b) whether or not to tender pursuant to the second offer shares not previously tendered. The Trustee shall follow all such written instructions received in a timely manner from participants, in accordance with the provisions of this Section 4(3)(v)(B). With respect to any further offer received by the Trustee (including successive offers from one or more existing offerors) for Ashland Common Stock subject to any earlier offer, the Trustee shall act in the same manner as described in this subsection 4(e)(v)(B)(6).

(7) No Impact on Account. A participant's instructions to the Trustee to tender or exchange shares of Ashland Common Stock shall not be deemed a written election by the Plan to withdraw, or have distributed, any or all of his withdrawal shares, nor shall such instructions give rise to a suspension from the Plan or a forfeiture of any portion of the participant's account The Trustee shall credit to each proportional interest of the participant from which the tendered shares of Ashland Common Stock were taken the proceeds received by the Trustee in exchange for the shares of Ashland Common Stock tendered from that interest. Pending receipt of directions from the participant, funds received by the Trustee in exchange for tendered shares of Ashland Common Stock shall be invested by the Trustee in the fund described in Schedule "C".

(vi) Shares Credited. For all purposes of this Section, the number of shares of Ashland Common Stock deemed "credited" or "reflected" to a participant's proportional interest shall be determined as of the last preceding valuation date. The trade date is the date the transaction is valued.

(vii) General. With respect to all rights other than the right to vote, the right to tender, and the right to withdraw shares previously tendered, in the case of Ashland Common Stock credited to a participant's proportional interest in the Stock Funds, the Trustee shall follow the directions of the participant and if no such directions are received, the directions of Ashland. The Trustee shall have no duty to solicit directions from participants. With respect to all rights other than the right to vote and the right to tender, in the case of Ashland Common Stock not credited to participants' accounts, the Trustee shall follow the directions of Ashland.

(viii) Conversion. All provisions in this Section 4(e) shall also apply to any securities received as a result of a conversion of Ashland Common Stock.

(2) Amending the "investment options" portion of Schedules "A" and "C" as follows:

Restricted Ashland Stock Fund

(3) Amending Schedule "B" as follows:

Trustee Fee:

To the extent that assets are invested in Ashland Common Stock and Ashland Restricted Stock, 0.10% of such assets in the Trust, subject to an annual minimum of $10,000 and an annual maximum of $60,000, payable pro rata quarterly on the basis of such assets as of the calendar quarter's last valuation date.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Second Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.		FIDELITY MANAGEMENT TRUST COMPANY	
By: [signature]	4/16/97	By: [signature]	4/10/96
	Date	Vice President	Date

CMW

Fidelity Institutional Retirement Services Company℠

A division of Fidelity Investments Institutional Services Company, Inc.

300 Puritan Way, MM3H
Marlborough, MA 01752-3078

March 27, 1997

Larry E. Smith
Ashland Inc.
3499 Dabney Drive
Lexington, KY 40509

Re: Ashland Inc. Employee Savings Plan

Dear Mr. Smith:

Enclosed please find one fully-executed original of the Third Amendment to the Trust Agreement for your files.

Please call Krista D'Aloia with any questions regarding this document. She can be reached at (508) 787-8122.

Sincerely,

Dianne Candido

Dianne A. Candido
Contracts Administration Assistant

/dc

Enclosure

cc: Mary Drake, MM3C
Jackie Howard, I39B
Mike Noonis, MM3B

THIRD AMENDMENT TO TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS THIRD AMENDMENT, dated as of the fifteenth day of February, 1997, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending the "money classifications" portion of Schedule "A" by adding the following:

LESOP Diversification
Rollover

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Third Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

CMB

ASHLAND INC.

By [signature] 3/1/97
Date

FIDELITY MANAGEMENT TRUST COMPANY

By [signature] 3/26/97
Vice President Date



ASHLAND INC. • P.O. BOX 14000 • LEXINGTON, KENTUCKY 40512 • PHONE (606) 357-7777

May 20, 1997

Michael C. Noonis
Fidelity Institutional Retirement Services Company
300 Puritan Way
Mail Zone MM2M
Marlborough, Massachusetts 01752

Re: ASHLAND EMPLOYEE SAVINGS PLAN - PLAN SPONSOR WORKSTATION ADDENDUM

Dear Mike:

This letter is sent to you in lieu of a signed amendment to the Trust Agreement, dated as of October 1, 1995, between Ashland Inc. and Fidelity Management Trust Company.

We hereby consent to the addition of Plan Sponsor Workstation (PSW) functionality and its related charges to our service configuration for the above referenced plan. PSW is a windows-based application that seeks to provide FIRSCo plan sponsors with direct access to plan and participant information. The information that can be accessed would replicate the current remote access functionality such as plan specific balances, participants balances, fund prices, history information and loan information. We understand that our existing remote access to FPRS will be terminated after PSW has been successfully installed.

Fees for this service are:

- Will be the same as is currently being charged for Ashland's remote access terminals.
- Number PSW Installations: 7
- Usage Fees:
  - Access to PSW via an Internet "web browser", there is no additional fees for the service.
  - Alternatively, access to PSW may be obtained via an MCI service that FIRSCo has established for PSW. The usage fee for this service is $5.00 per hour for each hour of connection to MCI.

Both the annual service fee and the usage fees will be billed by FIRSCo quarterly.

Very truly yours,

Larry E. Smith

Larry E. Smith, Manager
Retirements

LES/PSW/x

cc: C. M. Bongard
R. R. Griffith
M. A. Marra

FOURTH AMENDMENT TO THE TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS FOURTH AMENDMENT, dated as of the first day of October, 1997, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employees Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending Section 4 Investment of Trust by adding a new subsection (l) Common or Collective Trusts as follows:

(l) Common or Collective Trusts. To invest all or any part of the assets of the Trust Fund in any collective investment trust or group trust which then provides for the pooling of the assets of plans described in Section 401(a) of ERISA and exempt from tax under Section 501(a) of the Internal Revenue Code ("Code"), or any comparable provisions of any future legislation that amends, supplements, or supersedes those sections, provided that such collective investment trust or group trust is exempt from tax under the Code or regulations or rulings issued by the IRS; the provisions of the document governing such collective investment trusts or group trusts, as it may be amended from time to time, shall govern any investment therein and are hereby made a part of this Plan document and its corresponding Trust Agreement.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Fourth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: [signature] 9/13/97	By: Cheryl L. Gladstone 9/23/97
Date	Date

FIFTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS FIFTH AMENDMENT, dated as of the first day of January, 1998, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc.(the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending the "Other" portion of Schedule "A" by adding the following bullet item:

- For participants with outstanding loans who cease to be paid through the payroll system of the Sponsor: Fidelity shall provide to these participants a loan coupon book for the purpose of scheduling and processing loan repayments.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Fifth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: 12/16/97 Date	By: Vice President 1/9/98 Date

SIXTH AMENDMENT TO THE TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS SIXTH AMENDMENT, dated as of the first day of February, 1998, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employees Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Effective January 1, 1998, amending Schedule "B" by deleting the "Annual Participant Fee" section and restating the "Note" section as follows:

Note: These fees have been negotiated and accepted based on the following Plan characteristics: total current plan assets of $811.3 million, current participation of 15,453 participants, current stock assets of $145.9 million, total Fidelity managed Mutual Fund assets of $343.7 million, total Strategy Fund assets of $123.6 million, total Outside/Fundsnet Fund assets of $198.1 million and projected net cash flows of $3.9 million per year. Fees will be subject to revision if these Plan characteristics change significantly by either falling below or exceeding current or projected levels. Fees also have been based on the use of up to 8 investment options, and such fees will be subject to revision if additional investment options are added.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Sixth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: [signature] 2/2/98	By: [signature] 3/3/98
Date	Date

SEVENTH AMENDMENT TO THE TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS SEVENTH AMENDMENT, dated as of the first day of July, 1998, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending Section 4(b), Available Investment Options, by redefining "Mutual Funds" as follows:

(i) securities issued by investment companies advised by Fidelity Management & Research Company ("Fidelity Mutual Funds") and certain securities issued by registered investment companies not advised by Fidelity Management & Research Company ("Non-Fidelity Mutual Funds") (collectively referred to as "Mutual Funds").

(2) Amending Section 4(d), Mutual Funds, by inserting the following sentence before the first sentence:

All transactions involving Mutual Funds which are not advised by Fidelity Management & Research Company ("Non-Fidelity Mutual Funds") shall be done in accordance with the Operational Guidelines for Non-Fidelity Mutual Funds attached hereto as Schedule "I".

(3) Amending the "investment options" section of Schedules "A" and "C" by adding the following:

- Spartan U.S. Equity Index Fund
- Fidelity Blue Chip Growth Fund
- PIMCO Mid-Cap Growth Fund
- PIMCO Total Return Fund
- Franklin Small Cap Growth Fund I

(4) Amending Schedule "B" by adding "Non-Fidelity Mutual Funds" as follows:

Non-Fidelity Mutual Funds:	.35% annual administration fee on the PIMCO Mid-Cap Growth Fund and the Franklin Small Cap Growth Fund I; .25% trust administration fee on all other Non-Fidelity Mutual Fund assets

(to be paid by the Non-Fidelity Mutual Fund vendor).

(5) Adding Schedule "I", Operational Guidelines for Non-Fidelity Mutual Funds, as attached.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Seventh Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.

By: ______________________ Date

FIDELITY MANAGEMENT TRUST COMPANY

By: ______________________ 6/15/98 Date

Schedule "I"

OPERATIONAL GUIDELINES FOR NON-FIDELITY MUTUAL FUNDS

Pricing

By 7:00 p.m. Eastern Time ("ET") each Business Day, the Non-Fidelity Mutual Fund Vendor (Fund Vendor) will input the following information ("Price Information") into the Fidelity Participant Recordkeeping System ("FPRS") via the remote access price screen that Fidelity Investments Institutional Operations Company, Inc. ("FIIOC"), an affiliate of the Trustee, has provided to the Fund Vendor: (1) the net asset value for each Fund at the Close of Trading, (2) the change in each Fund's net asset value from the Close of Trading on the prior Business Day, and (3) in the case of an income fund or funds, the daily accrual for interest rate factor ("mil rate"). FIIOC must receive Price Information each Business Day (a "Business Day" is any day the New York Stock Exchange is open). If on any Business Day the Fund Vendor does not provide such Price Information to FIIOC, FIIOC shall pend all associated transaction activity in the Fidelity Participant Recordkeeping System ("FPRS") until the relevant Price Information is made available by Fund Vendor.

Trade Activity and Wire Transfers

By 7:00 a.m. ET each Business Day following Trade Date ("Trade Date plus One"), FIIOC will provide, via facsimile, to the Fund Vendor a consolidated report of net purchase or net redemption activity that occurred in each of the Funds up to 4:00 p.m. ET on the prior Business Day. The report will reflect the dollar amount of assets and shares to be invested or withdrawn for each Fund. FIIOC will transmit this report to the Fund Vendor each Business Day, regardless of processing activity. In the event that data contained in the 7:00 a.m. ET facsimile transmission represents estimated trade activity, FIIOC shall provide a final facsimile to the Fund Vendor by no later than 9:00 a.m. ET. Any resulting adjustments shall be processed by the Fund Vendor at the net asset value for the prior Business Day.

The Fund Vendor shall send via regular mail to FIIOC transaction confirms for all daily activity in each of the Funds. The Fund Vendor shall also send via regular mail to FIIOC, by no later than the fifth Business Day following calendar month close, a monthly statement for each Fund. FIIOC agrees to notify the Fund Vendor of any balance discrepancies within twenty (20) Business Days of receipt of the monthly statement.

For purposes of wire transfers, FIIOC shall transmit a daily wire for aggregate purchase activity and the Fund Vendor shall transmit a daily wire for aggregate redemption activity, in each case including all activity across all Funds occurring on the same day.

Prospectus Delivery

FIIOC shall be responsible for the timely delivery of Fund prospectuses and periodic Fund reports ("Required Materials") to Plan participants, and shall retain the services of a third-party vendor to handle such mailings. The Fund Vendor shall be responsible for all materials and production costs, and hereby agrees to provide the Required Materials to the third-party vendor selected by FIIOC. The Fund Vendor shall bear the costs of mailing annual Fund reports to Plan participants. FIIOC shall bear the costs of mailing prospectuses to Plan participants.

Proxies

The Fund Vendor shall be responsible for all costs associated with the production of proxy materials. FIIOC shall retain the services of a third-party vendor to handle proxy solicitation mailings and vote tabulation. Expenses associated with such services shall be billed directly to the Fund Vendor by the third-party vendor.

Participant Communications

The Fund Vendor shall provide internally-prepared fund descriptive information approved by the Funds' legal counsel for use by FIIOC in its written participant communication materials. FIIOC shall utilize historical performance data obtained from third-party vendors (currently Morningstar, Inc., FACTSET Research Systems and Lipper Analytical Services) in telephone conversations with plan participants and in quarterly participant statements. The Sponsor hereby consents to FIIOC's use of such materials and acknowledges that FIIOC is not responsible for the accuracy of such third-party information. FIIOC shall seek the approval of the Fund Vendor prior to retaining any other third-party vendor to render such data or materials under this Agreement.

Compensation

FIIOC shall be entitled to fees as set forth in a separate agreement with the Fund Vendor.

EIGHTH AMENDMENT TO THE TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS EIGHTH AMENDMENT, dated as of the first day of July, 1998, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending the "investment options" section of Schedules "A" and "C" by replacing all references to the Spartan U.S. Equity Index Fund with the following:

- Fidelity U.S. Equity Index Commingled Pool

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Eighth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: [signature] 6/17/98 Date	By: Cheryl L. Gladstone 7/7/98 Date

NINTH AMENDMENT TO THE TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS NINTH AMENDMENT, dated as of the first day of January, 1999, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending the "money classifications" section of Schedule "A" to add the following:

- Post-1998 Company Match

(2) Amending Schedule "H" Operating Procedures for the Low Volatility Fund & the Packaged Investment Funds, by adding the following paragraph after the section entitled Aggressive Strategy Fund:

Voting

The Trustee as is to vote the shares of any Mutual Fund in which the assets of the Packaged Investment Funds are invested in the same proportions as shares of those Mutual Funds were voted pursuant to participant direction under Section 4(d)(ii). With respect to all rights other than the right to vote, FMTC shall follow the directions of Ashland Inc.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Ninth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.

By: _______________ 12/11/98
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: Carolyn Fedder 12/30/98
Date

TENTH AMENDMENT TO THE TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS TENTH AMENDMENT, dated as of the first day of February, 2000, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. ("Ashland");

WITNESSETH:

WHEREAS, the Trustee and Ashland heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, Ashland hereby directs the Trustee that, effective February 1, 2000, shares of common stock of Arch Coal, Inc. may be paid to the Plan as a stock dividend on shares of Ashland Common Stock; and

WHEREAS, Ashland has informed the Trustee that **effective March 1, 2000**, the Plan shall be amended to designate the Ashland Restricted Stock Fund as an employee stock ownership plan, qualified under sections 401(a) and 4975(e)(7) of the Code, whose assets may be invested, without limitation, in qualifying employer securities, as defined in Section 407(d)(5) of ERISA, and provide benefits for the Ashland's eligible employees and their beneficiaries primarily through the distribution of Ashland Common Stock;

WHEREAS, the Trustee and Ashland now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and Ashland hereby amend the Trust Agreement by:

(1) Amending Section 4(b) Available Investment Options, by adding a new subsection (vi), as follows:

(vi) the Arch Coal Stock Fund

(2) Amending Section 4(e) Ashland Common Stock, as follows:

By deleting the first sentence of the first paragraph, in its entirety, and replacing it, as follows:

Trust investments in Ashland Common Stock shall be made via the Ashland Common Stock Fund and the Ashland Restricted Stock Fund. Trust investments in the common stock of Arch Coal, Inc. shall be made via the Arch Coal Stock Fund and the Arch Coal Stock Fund shall be administered consistent with the applicable provisions of the Plan, this Trust and any administrative procedural guidelines agreed to by and between Ashland and the Trustee. Individually and collectively, the Ashland Common Stock Fund, the Ashland Restricted Stock Fund, and the Arch Coal Stock Fund shall be known as the "Stock Funds". The Stock Funds shall consist of shares of Ashland Common Stock (in the Ashland Common Stock Fund and the Ashland Restricted Stock Fund), shares of the common stock of Arch Coal, Inc. (in the Arch Coal Stock Fund) and short-term liquid investments, including Fidelity Institutional Cash Portfolios: Money Market Portfolio: Class A or such other Mutual Fund or commingled money market pool as agreed to by Ashland and the Trustee, necessary to satisfy the Stock Fund's cash needs for transfers and payments. **For the remainder of this Section 4(e) only**, except where the context of the sentence indicates otherwise, the general term "Ashland Common Stock" shall refer to shares of the common stock of Ashland Inc. in the Ashland Common Stock Fund and the Ashland Restricted Stock Fund and to shares of the common stock of Arch Coal, Inc. in the Arch Coal Stock Fund.

By deleting the last two sentences of the first paragraph, in their entirety, and replacing them, as follows:

Dividends received by the Ashland Common Stock Fund shall be reinvested in additional shares of the common stock of Ashland Inc. Dividends received by the Ashland Restricted Stock Fund shall be reinvested in additional shares of the common stock of Ashland Inc. until February 29, 2000. **Effective March 1, 2000**, dividends received by the Ashland Restricted Stock Fund shall be passed through to Plan participants invested in the Ashland Restricted Stock Fund pursuant to the procedures set forth on Schedule "J" attached hereto. Dividends received by the Arch Coal Stock Fund shall be reinvested in shares of common stock of Arch Coal, Inc. Investments in Ashland Common Stock shall be subject to the following limitations:

(3) Amending the "investment options" portion of Schedules "A" and "C" by adding the following to the list of available investment options:

- Arch Coal Stock Fund (frozen to participant-directed contributions and exchanges in)

(4) Amending Schedule "B" Fee Schedule, as follows:

Effective March 1, 2000, adding a new "Dividend Pass Through Fee" section, as follows:

Dividend Pass Through Fee: $16,000 initial set-up fee.
$3.00 per distribution check.

By restating the "Trustee Fee" section, in its entirety, as follows:

To the extent that assets are invested in Ashland Common Stock in the Ashland Common Stock Fund and/or the Ashland Restricted Stock Fund, .10% of such assets in the Trust, subject to an annual minimum of $10,000 and an annual maximum of $60,000, payable pro rata quarterly on the basis of such assets as of the calendar quarter's last valuation date.

To the extent that assets are invested in Ashland Common Stock in the Arch Coal Stock Fund, .10% of such assets in the Trust, subject to an annual minimum of $10,000 and an annual maximum of $35,000, payable pro rata quarterly on the basis of such assets as of the calendar quarter's last valuation date.

(5) Amending Schedule "G" Telephone Exchange Guidelines" by restating the "Exchange Restriction" section, in its entirety, as follows:

Exchange Restrictions

Participants shall not be permitted to make contributions or exchanges into the Arch Coal Stock Fund.
Investments in the Stock Funds will consist primarily of shares of Ashland Common Stock. However, in order to satisfy daily participant requests for exchanges, loans and withdrawals, the Stock Funds will also hold cash or other short-term liquid investments in an amount that has been agreed to in writing by Ashland and the Trustee. The Trustee will be responsible for ensuring that the percentage of these investments falls within the agreed upon range over time. However, if there is insufficient liquidity in the Stock Funds to allow for such activity, the Trustee will sell shares of Ashland Common Stock or shares of Arch Coal Common Stock, as appropriate, in the open market. Exchange and redemption transactions will be processed as soon as proceeds from the sale of Ashland Common Stock are received.

(6) **Effective March 1, 2000**, adding a new Schedule "J", Cash Dividend Operating Procedures, as attached hereto.

IN WITNESS WHEREOF, the Trustee and Ashland have caused this Tenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	**FIDELITY MANAGEMENT TRUST COMPANY**
By: [signature] Feb 4, 2000	**By:** [signature] 3/10/00
Date	**Date**

Schedule "J"

CASH DIVIDEND OPERATING PROCEDURES

Ashland Inc. ("Ashland") and Fidelity Management Trust Company (the "Trustee") hereby agree that the cash dividend pass-through program with respect to the Ashland Restricted Stock Fund (the "Ashland Restricted Stock Fund") shall be administered in accordance with the following procedures.

Definitions:

"Dividend Pay Date" shall mean the business day the Trustee receives funding for the Ashland Restricted Stock Fund dividends from the transfer agent.

Procedures:

1. Ashland shall, as soon as practicable, inform the Trustee of the expected dividend dates (record date, ex-dividend date and payment date) and the anticipated amount of the dividend.

2. The Trustee shall determine the amount of dividends attributable to each participant eligible for the dividend pass-through, and who is invested in the Ashland Restricted Stock Fund on ex-dividend date, as follows: The Trustee shall calculate the dividend per unit in the Ashland Restricted Stock Fund by dividing the total dividend received for shares held within the Ashland Restricted Stock Fund by the total number of units outstanding on ex-dividend date. The amount of dividend attributable to each eligible participant shall be determined by multiplying the dividend per unit by the amount of units held by each eligible participant on ex-dividend date.

3. On the Dividend Payable Date, the transfer agent shall wire to the Trustee the funding for the dividends paid to the Ashland Employee Savings Plan, as calculated under Section 2 above.

4. On the business day following Dividend Payable Date, the Trustee shall begin the processing of checks for eligible participants with balances in the Ashland Restricted Stock Fund on ex-dividend date.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: ______ Feb 4, 2000 Date	By: ______ 3/10/00 Date

ELEVENTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS ELEVENTH AMENDMENT, dated as of the first day of May, 2000, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending Section 7(e), Indemnification to add the following.

Special Indemnification for Fidelity PortfolioPlanner[SM]. The Trustee shall indemnify the Sponsor against and hold the Sponsor harmless from any and all such loss, damage, penalty, liability, cost, and expense, including without limitation, reasonable attorney's fees and disbursements, that may be incurred by, imposed upon, or asserted against the Sponsor solely as a result of a) any defects in the investment methodology embodied in the target asset allocation or model portfolio provided through Fidelity PortfolioPlanner, except to the extent that any such loss, damage, penalty, liability, cost or expense arises from information provided by the participant, the Sponsor or third parties; or b) any prohibited transactions resulting from the provision by the Trustee of Fidelity PortfolioPlanner.

(2) Amending Section F, Communication Services, of Schedule "A" by adding the following:

Fidelity PortfolioPlanner[SM], an internet-based educational service for participants that generates target asset allocations and model portfolios customized to investment options in the Plan(s) based upon methodology provided by Strategic Advisers, Inc., an affiliate of the Trustee. The Sponsor acknowledges that it has received the ADV Part II for Strategic Advisers, Inc. more than 48 hours prior to executing the Trust agreement.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Eleventh Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.

By: _______________ 4/18/00
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: _______________ 8/11/00
Vice President
Date

TWELFTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS TWELFTH AMENDMENT, dated as of the first day of September, 2000, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee has informed the Sponsor that the Shears Construction, L.P. 401(k) Retirement Savings Plan is merging into the Plan; and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending the "money classifications" section of Schedule "A" to add the following.

- Shears Before Tax
- Shears Company Match
- Shears Rollover

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Twelfth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: Charles H. Seal 8/23/2000	By: Carolyn Reddel 9/5/00
Date	Vice President Date

THIRTEENTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS THIRTEENTH AMENDMENT, dated as of the first day of November, 2000, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending Section 4(k), Trustee Powers, to add the following:

(ix) To borrow funds from a bank not affiliated with the Trustee in order to provide sufficient liquidity to process Plan transactions in a timely fashion; provided that the cost of such borrowing shall be allocated in a reasonable fashion to the investment fund(s) in need of liquidity.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Thirteenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: [signature] 10/21/00 Date	By: [signature] 11/10/2000 Vice President Date

FOURTEENTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS FOURTEENTH AMENDMENT, dated as of the fifteenth day of November, 2000, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Effective August 31, 2000, replacing all references to loan and withdrawal requests via the telephone exchange system with the following:

Directions shall be made by Plan participants by telephone, the Internet, or in such other manner as may be agreed to from time to time by the Sponsor and Trustee.

(2) Adding a new Section 16, Electronic Services, as follows:

Section 16. Electronic Services.

(a) The Trustee may provide communications and services ("Electronic Services") and/or software products ("Electronic Products") via electronic media, including, but not limited to Fidelity Plan Sponsor WebStation. The Sponsor and its agents agree to use such Electronic Services and Electronic Products only in the course of reasonable administration of or participation in the Plan and to keep confidential and not publish, copy, broadcast, retransmit, reproduce, commercially exploit or otherwise redisseminate the Electronic Products or Electronic Services or any portion thereof without the Trustee's written consent, except, in cases where Trustee has specifically notified the Sponsor that the Electronic Products or Services are suitable for delivery to Sponsor's plan participants, for non-commercial personal use by participants or beneficiaries with respect to their participation in the plan or for their other retirement planning purposes.

(b) The Sponsor shall be responsible for installing and maintaining all Electronic Products, (including any programming required to accomplish the installation) and for displaying any and all content associated with Electronic Services on its computer network and/or Intranet so that such content will appear exactly as it appears when delivered to Sponsor. All Electronic Products and Services shall be clearly identified as originating from the Trustee or its affiliate. The Sponsor shall promptly remove Electronic Products or Services from its computer network and/or Intranet, or replace the Electronic Products or Services with updated products or services provided by the Trustee, upon written notification (including written notification via facsimile) by the Trustee.

(c) All Electronic Products shall be provided to the Sponsor without any express or implied legal warranties or acceptance of legal liability by the Trustee, and all Electronic Services shall be provided to the Sponsor without acceptance of legal liability related to or arising out of the electronic nature of the delivery or provision of such Services. Except as otherwise stated in this Agreement, no rights are conveyed to any property, intellectual or tangible, associated with the contents of the Electronic Products or Services and related material. The Trustee hereby grants to the Sponsor a non-exclusive, non-transferable revocable right and license to use the Electronic Products and Services in accordance with the terms and conditions of this Agreement.

(d) To the extent that any Electronic Products or Services utilize Internet services to transport data or communications, the Trustee will take, and Sponsor agrees to follow, reasonable security precautions, however, the Trustee disclaims any liability for interception of any such data or communications. The Trustee reserves the right not to accept data or communications transmitted via electronic media by the Sponsor or a third party if it determines that the media does not provide adequate data security, or if it is not administratively feasible for the Trustee to use the data security provided. The Trustee shall not be responsible for, and makes no warranties regarding access, speed or availability of Internet or network services, or any other service required for electronic communication. The Trustee shall not be responsible for any loss or damage related to or resulting from any changes or modifications to the Electronic Products or Services after delivering it to the Sponsor.

(3) Amending Schedule "B" by restating the first bullet point as follows:

- Other Fees: separate charges for optional non-discrimination testing, extraordinary expenses resulting from large numbers of simultaneous manual transactions, from errors not caused by Fidelity, reports not contemplated in this Agreement, corporate actions, or the provision of communications materials in hard copy which are also accessible to participants via electronic services in the event that the provision of such material in hard copy would result in an additional expense deemed to be material. The Administrator may withdraw reasonable administrative fees from the Trust by written direction to the Trustee.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Fourteenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: ______________________	By: ______________________ 11/17/02
Date	Vice President Date

CWMB

FIFTEENTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS FIFTEENTH AMENDMENT, dated as of the fifth day of June, 2001, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending and restating the first paragraph of Section 4(e), "Ashland Common Stock", as follows:

(e) Ashland Stock. Trust investments in Ashland Common Stock shall be made via the Ashland Common Stock Fund and the Ashland Restricted Stock Fund. Trust investments in the common stock of Arch Coal, Inc. shall be made via the Arch Coal Stock Fund and the Arch Coal Stock Fund shall be administered consistent with the applicable provisions of the Plan, this Trust and any administrative procedural guidelines agreed to by and between Ashland and the Trustee. Individually and collectively the Ashland Common Stock, the Ashland Restricted Stock and the Arch Coal Stock shall be know as "Stock". Individually and collectively, the Ashland Common Stock Fund, the Ashland Restricted Stock Fund, and the Arch Coal Stock Fund shall be know as the "Stock Funds". The Stock Funds shall consist primarily of shares of Ashland Common Stock (in the Ashland Common Stock Fund and the Ashland Restricted Stock Fund) and shares of the common stock of Arch Coal, Inc. (in the Arch Coal Stock Fund). The Stock Funds shall also include cash or short-term liquid investments, in accordance with this paragraph, in amounts designed to satisfy daily participant exchange or withdrawal requests. Such holdings will include Colchester Street Trust: Money Market Portfolio: Class I or such other Mutual Fund or commingled money market pool as agreed to in writing by Ashland and Trustee. Ashland shall, after consultation with the Trustee, establish and communicate to the Trustee in writing a target percentage and drift allowance for such short-term liquid investments. Subject to its ability to execute open-market trades in Stock or to otherwise trade with Ashland, the Trustee shall be responsible for ensuring that the short-term investments held in the Stock Funds falls within the agreed-upon range over time. Each participant's proportional interest in the Stock Funds shall be measured in units of participation, rather than shares of Stock. Such units shall represent a proportionate interest in all of the assets of the Stock Fund, which includes shares of

Stock, short-term investments and at times, receivables and payables (such as receivables and payables arising out of unsettled stock trades). The Trustee shall determine a daily net asset value ("NAV") for each unit outstanding of the Stock Funds. Valuation of the Stock Funds shall be based upon: (a) the New York Stock Exchange ("NYSE") closing price of the stock; or (b) if unavailable, the latest available price as reported by the principal national securities exchange on which the Stock is traded (the "Closing Price"); or (c) if neither is available, the price determined in good faith by the Trustee. The NAV shall be adjusted for gains or losses realized on sales of Stock, appreciation or depreciation in the value of those shares owned, and interest on the short-term investments held by the Stock Funds, payables and receivables for pending stock trades, and payables for other expenses of the Stock Funds, including principal obligations, if any, and expenses that, pursuant to Sponsor direction, the Trustee accrues or pays from the Stock Funds. At the direction of the Sponsor, the NAV may also be adjusted for commissions on purchases and sales of Stock. Dividends received by the Ashland Common Stock Fund shall be reinvested in additional shares of the common stock of Ashland Inc. Dividends received by the Ashland Restricted Stock Fund shall be passed through to Plan participants invested in the Ashland Restricted Stock Fund pursuant to the procedures set forth on Schedule "J" attached hereto.

Notwithstanding the foregoing paragraph, no Participant shall receive a cash dividend where the dividends attributable to such Participant with respect to the Ashland Common Stock Fund exceed $10.00 for any given dividend payment. In the event dividends attributable to any Participant are $10.00 or less, the dividends shall be reinvested in the Ashland Common Stock Fund as if the Participant had so elected.

Dividends received by the Arch Coal Stock Fund shall be reinvested in shares of the common stock of Arch Coal, Inc.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Fifteenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	**FIDELITY MANAGEMENT TRUST COMPANY**
By: _____________ Date	By: _____________ 7/1/01 Vice President Date

AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS AMENDMENT, effective as of the date first signed below, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Restating Section 4(e) in its entirety, as follows:

(e) Ashland Stock. Trust investments in Ashland Common Stock shall be made via the Ashland Common Stock Fund and the Ashland Restricted Stock Fund. Trust investments in the common stock of Arch Coal, Inc. shall be made via the Arch Coal Stock Fund and the Arch Coal Stock Fund shall be administered consistent with the applicable provisions of the Plan, this Trust and any administrative procedural guidelines agreed to by and between Ashland and the Trustee. Individually and collectively the Ashland Common Stock, the Ashland Restricted Stock and the Arch Coal Stock shall be know as "Stock". Individually and collectively, the Ashland Common Stock Fund, the Ashland Restricted Stock Fund, and the Arch Coal Stock Fund shall be know as the "Stock Funds". The Stock Funds shall consist primarily of shares of Ashland Common Stock (in the Ashland Common Stock Fund and the Ashland Restricted Stock Fund) and shares of the common stock of Arch Coal, Inc. (in the Arch Coal Stock Fund). The Stock Funds shall also include cash or short-term liquid investments, in accordance with this paragraph, in amounts designed to satisfy daily participant exchange or withdrawal requests. Such holdings will include Colchester Street Trust: Money Market Portfolio: Class I or such other Mutual Fund or commingled money market pool as agreed to in writing by Ashland and Trustee. Ashland shall, after consultation with the Trustee, establish and communicate to the Trustee in writing a target percentage and drift allowance for such short-term liquid investments. Subject to its ability to execute open-market trades in Stock or to otherwise trade with Ashland, the Trustee shall be responsible for ensuring that the short-term investments held in the Stock Funds falls within the agreed-upon range over time. Each participant's proportional interest in the Stock Funds shall be measured in units of participation, rather than shares of Stock. Such units shall represent a proportionate interest in all of the assets of the Stock Fund, which includes shares of Stock, short-term investments and at times, receivables and payables (such as receivables and payables arising out of unsettled stock trades). The Trustee shall determine a daily net asset value ("NAV") for each unit outstanding of the Stock Funds. Valuation of the Stock Funds shall be based upon: (a) the New York Stock Exchange ("NYSE") closing price of the stock; or (b) if unavailable, the latest available price as reported by the principal national securities exchange on which the Stock is traded (the "Closing Price"); or (c) if neither is available, the price determined in good faith by the Trustee. The NAV shall be adjusted for gains or losses realized on sales of Stock, appreciation or depreciation in the value of those shares owned, and interest on the short-term investments held by the Stock Funds, payables and receivables for pending stock trades, and payables for other expenses of the Stock Funds, including principal obligations, if any, and expenses that, pursuant to Sponsor direction, the Trustee accrues or pays from the Stock Funds. At the direction of the Sponsor, the NAV may also be adjusted for commissions on purchases and sales of Stock. Dividends received by the Ashland Common Stock Fund shall be reinvested in additional shares of the common stock of Ashland Inc. Dividends received by the Ashland Restricted Stock Fund shall be passed through to Plan participants invested in the Ashland Restricted Stock Fund pursuant to the procedures set forth on Schedule "J" attached hereto. Dividends received by the Arch Coal Stock Fund shall be reinvested in shares of the common stock of Arch Coal, Inc.

(i) Acquisition Limit. Pursuant to the Plan, the Trust may be invested in Ashland Common Stock, Ashland Restricted Stock and Arch Coal Stock to the extent necessary to comply with investment directions in accordance with this Agreement. Ashland shall be responsible for providing specific direction on any acquisition limits required by the Plan or applicable law.

(ii) Fiduciary Duty.

(A) The Trustee shall have no duty to monitor the suitability under the fiduciary duty rules of section 404(a)(1) of ERISA (as modified by section 404(a)(2) of ERISA) of acquiring and holding Stock. The Trustee shall not be liable for any loss or expense which arises from the directions of the Named Fiduciary with respect to the acquisition and holding of Stock, unless it is clear on their face that the actions to be taken under those directions would be prohibited by the foregoing fiduciary duty rules or would be contrary to the terms of this Agreement.

(B) Each participant with an interest in Stock (or, in the event of the participant's death, his beneficiary) is, for purposes of this Section 4(e)(ii), hereby designated as a "named fiduciary" (within the meaning of Section 403(a)(1) of ERISA), with respect to a pro rata portion of allocated shares not purchased at the direction of participants, and such participant (or beneficiary) shall have the right to direct the Trustee as to the manner in which the Trustee is to vote or tender such shares.

(iii) Purchases and Sales of Stock. Unless otherwise directed by Ashland in writing pursuant to directions that the Trustee can administratively implement, the following provisions shall govern purchases and sales of Stock.

(A) Open Market Purchases and Sales. Purchase and sales of Stock shall be made on the open market in accordance with the Trustee's standard trading guidelines, as they may be amended by the Trustee from time to time, as necessary to honor exchange and withdrawal activity and to maintain the target cash percentage and drift allowance for the Stock Funds, provided that:

(1) If the Trustee is unable to purchase or sell the total number of shares required to be purchased or sold on such day as a result of market conditions; or

(2) If the Trustee is prohibited by the Securities and Exchange Commission, the New York Stock Exchange or principal exchange on which the Stock is traded, or any other regulatory body from purchasing or selling any or all of the shares required to be purchased or sold on such day, then the Trustee shall purchase or sell such shares as soon thereafter as administratively feasible.

(B) Purchases and Sales from or to Ashland. If directed by Ashland in writing prior to the trading date, the Trustee may purchase or sell Stock from or to Ashland if the purchase or sale is for adequate consideration (within the meaning of section 3(18) of ERISA) and no commission is charged. If Ashland contributions (employer) or contributions made by Ashland on behalf of the participants (employee) under the Plan are to be invested in Stock, Ashland may transfer Stock in lieu of cash to the Trust. In either case, the number of shares to be transferred will be determined by dividing the total amount of Stock to be purchased or sold by the Closing Price of the Stock on the trading date.

(C) Use of an Affiliated Broker. Ashland hereby directs the Trustee to use Fidelity Capital Markets, a division of National Financial Services LLC ("Capital Markets") to provide brokerage services in connection with any purchase or sale of Stock on the open market, except in circumstances where the Trustee has determined, in accordance with its standard trading guidelines or pursuant to Sponsor direction, to seek expedited settlement of the trades. Capital Markets shall execute such directions directly or through its affiliates. The provision of brokerage services shall be subject to the following:

(1) As consideration for such brokerage services, Ashland agrees that Capital Markets shall be entitled to remuneration under this direction provision in an amount of no more than three and one-fifth cents ($.032) commission on each share of Stock. Any change in such remuneration may be made only by written agreement between Ashland and Trustee.

(2) Any successor organization of Capital Markets, through reorganization, consolidation, merger or similar transactions, shall, upon consummation of such transaction, become the successor broker in accordance with the terms of this direction provision.

(3) The Trustee and Capital Markets shall continue to rely on this direction provision until notified to the contrary. Ashland reserves the right to terminate this direction upon written notice to Capital Markets (or its successor) and the Trustee, in accordance with Section 11 of this Agreement.

(iv) Execution of Purchases and Sales of Units. Unless otherwise directed in writing pursuant to directions that the Trustee can administratively implement, purchases and sales of units shall be made as follows:

(A) Subject to subparagraphs (B) and (C) below, purchases and sales of units in the Stock Fund (other than for exchanges) shall be made on the date on which the Trustee receives from the Administrator in good order all information, documentation, and wire transfers of funds (if applicable), necessary to accurately effect such transactions. Exchanges of units in the Stock Fund shall be made in accordance with the Exchange Guidelines attached hereto as Schedule "G.

(B) Aggregate sales of units in the Stock Fund on any day shall be limited to the Stock Fund's Available Liquidity for that day. For these purposes, Available Liquidity shall mean the amount of short-term investments held in the fund decreased by any outgoing cash for expenses then due, payables for loan principal, and obligations for pending stock purchases, and increased by incoming cash (such as contributions, exchanges in, loan repayments) and to the extent credit is available and allocable to the Stock Fund, receivables for pending stock sales. In the event that the requested sales exceed the Available Liquidity, then transactions shall be processed giving precedence to distributions, loans and withdrawals, and otherwise on a first-in first-out (FIFO) basis, as provided in Schedule "K" (the "Specified Hierarchy"). So long as the Stock Fund is open for such transactions, sales of units that are requested but not processed on a given day due to insufficient Available Liquidity shall be suspended until Available Liquidity is sufficient to honor such transactions in accordance with the Specified Hierarchy.

(C) The Trustee shall close the Stock Fund to sales or purchases of units, as applicable, on any date on which trading in the Stock has been suspended or substantial purchase or sale orders are outstanding and cannot be executed.

(v) Securities Law Reports. Ashland shall be responsible for filing all reports required under Federal or state securities laws with respect to the Trust's ownership of Stock, including, without limitation, any reports required under section 13 or 16 of the Securities Exchange Act of 1934, and shall immediately notify the Trustee in writing of any requirement to stop purchases or sales of Stock pending the filing of any report. The Trustee shall provide to the Named Fiduciary such information on the Trust's ownership of Stock as the Named Fiduciary may reasonably request in order to comply with Federal or state securities laws.

(vi) Voting and Tender Offers. Notwithstanding any other provision of this Agreement the provisions of this Section shall govern the voting and tendering of Stock. The Sponsor shall provide and pay for all printing, mailing, tabulation and other costs associated with the voting and tendering of Stock. The Trustee, after consultation with Ashland, shall prepare the necessary documents associated with the voting and tendering of Stock.

(A) Voting.

(1) Before each annual or special meeting of the shareholders of Stock, the Trustee shall send to each Plan participant with an interest in Stock through his participation in the Stock Funds, a copy of the notice of the meeting and the proxy solicitation materials for the meeting together with a voting instruction form to be returned to the Trustee or its designee requesting confidential written instructions on how Stock allocable to such participant's interest in the Stock Funds is to be voted by the Trustee. The materials furnished to participants shall include a notice explaining each participant's right to instruct the Trustee with respect to the voting of shares of Stock allocable to his interest in the Stock Funds, and shall state the method by which the Trustee shall vote shares for which it receives no instruction. Except to the extent required by law, these instructions will be held in confidence by the Trustee and its designee, and will not be divulged to Ashland, any Ashland officer or employee, or any other person except in the aggregate, unless otherwise required by law.

(2) Upon timely receipt of such instructions, the Trustee (after combining votes of allocable fractional shares to give effect to the greatest extent to participants' instructions) shall vote shares of Stock as instructed by the participants. Except as otherwise required by law, the Trustee shall vote shares of Stock for which it has received no instructions in the same proportion on each issue as it votes those shares allocable to a participant's proportional interest in the Stock Fund for which it has received voting instructions from participants.

(3) Ashland shall provide the Trustee with copies of the notice of any annual or special meeting of the shareholders of Stock and the proxy solicitation materials in sufficient time and number to allow timely distribution to participants as set out above.

(B) Tender Offers.

(1) Instructions to Trustee. In the event a tender offer shall be received by the Trustee for any shares of Stock held by the Trustee, the Trustee shall as soon as practicable distribute to each participant: (a) the materials distributed to Stock shareholders in connection with the tender offer; (b) a notice explaining a participant's rights to instruct the Trustee with respect to the tender of Stock allocable to his interest in the Stock Funds and stating the method by which the Trustee shall tender shares for which it receives no instruction; and (c) a form by which such participant may instruct the Trustee in writing whether or not to tender or exchange shares of Stock allocable to his interest in the Stock Funds. Ashland and the Trustee may also provide participants with such other material concerning the tender or exchange offer as the Trustee and Ashland in their discretion determine to be appropriate. Ashland shall cooperate with the Trustee to insure that participants receive the requisite information in a timely manner.

(2) Trustee Action on Participant Instructions. Each participant who has an interest in the Stock Funds shall be entitled to give written direction to the Trustee to tender or not tender some or all of the shares of Stock allocable to his interest in the Stock Funds (including fractional shares). The Trustee shall tender or not tender shares of Stock in accordance with written instructions received in a timely manner from participants. The Trustee shall not tender shares of Stock allocable to a participant's interest in the Stock Funds for which the Trustee has received no instructions

(3) Confidentiality. The instructions received by the Trustee from a participant shall be held in confidence by the Trustee and any contractor retained by the Trustee to assist in tabulation of tenders and shall not be divulged or released to Ashland, any Ashland officer or employee, or any person except in the aggregate, unless otherwise required by law.

(4) Withdrawal of Shares. A participant who has directed the Trustee to tender some or all of the shares of The Stock allocable to his interest in the Stock Funds may, at any time prior to the deadline, direct the Trustee in writing to withdraw some or all of the tendered shares allocable to such participant's interest in the Stock Funds, and upon timely receipt of such instructions, the Trustee shall withdraw the directed number of shares from the tender offer prior to the deadline. A participant shall not be limited as to the number of directions to tender or withdraw that the participant may give to the Trustee.

(5) Partial Offers. In the event that an offer for fewer than all of the shares of Stock held by the Trustee shall be received, the total number of shares of Stock that the Trustee tenders pursuant to such offer shall be allocated among participants' interest in the Stock Fund on a pro rata basis in accordance with the directions received from participants with respect to the shares of Stock allocable to their interest in the Stock Funds.

(6) Multiple Offers. In the event that, prior to the termination of a tender offer for shares of Stock held by the Trustee, another offer is received by the Trustee for the shares of the Stock subject to the first offer, the Trustee shall use its best efforts under the circumstances to solicit written instructions from the participants with respect to the shares of The Stock allocable to each participant's interest in the Stock Funds as to: (a) whether to withdraw shares previously tendered in response to the first offer, and whether to tender pursuant to the second offer any such shares so withdrawn; and (b) whether or not to tender pursuant to the second offer shares not previously tendered. The Trustee shall follow all such written instructions received in a timely manner from participants, in accordance with the provisions of this Section 4(e)(v)(B). With respect to any further offer received by the Trustee (including successive offers from one or more existing offerors) for Stock subject to any earlier offer, the Trustee shall act in the same manner as described in this subsection.

(7) No Impact on Account. A participant's instructions to the Trustee to tender or exchange shares of Stock shall not be deemed a written election by the Plan to withdraw, or have distributed, any or all of his withdrawal shares, nor shall such instructions give rise to a suspension from the Plan or a forfeiture of any portion of the participant's account. The Trustee shall credit to each proportional interest of the participant

from which the tendered shares of Stock were taken the proceeds received by the Trustee in exchange for the shares of The Stock tendered from that interest. Pending receipt of directions from the participant, funds received by the Trustee in exchange for tendered shares of Stock shall be invested by the Trustee in the fund described in Schedule "C".

(vii) General. With respect to all rights other than the right to vote, the right to tender, and the right to withdraw shares previously tendered, in the case of Stock credited to a participant's proportional interest in the Stock Fund, the Trustee shall follow the directions of the participant and if no such directions are received, the directions of the Named Fiduciary. The Trustee shall have no duty to solicit directions from participants. With respect to all rights other than the right to vote and the right to tender, in the case of Stock not credited to participants' accounts, the Trustee shall follow the directions of the Named Fiduciary.

(viii) Conversion. All provisions in this Section 4(g) shall also apply to any securities received as a result of a conversion of Ashland Common Stock, Ashland Restricted Stock and Arch Coal Stock.

(8) Restating Schedule "G" in its entirety as attached hereto.

(9) Adding Schedule "K" as attached hereto.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Amendment to be executed by their duly authorized officers effective as of the day and year first signed below.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: Philip W Block 4/30/01	By: [illegible] 6/11/01
Date	Vice President Date

SCHEDULE "G"

EXCHANGE GUIDELINES

The following exchange guidelines are currently employed by Fidelity Investments Institutional Operations Company, Inc. (FIIOC).

Exchange hours, via a Fidelity participant service representative, are 8:30 a.m. (ET) to 8:00 p.m. (ET) on each business day. A "business day" is any day on which the New York Stock Exchange (NYSE) is open.

Exchanges via Voice Response System ("VRS") and the internet (Netbenefits) may be made virtually 24 hours a day.

FIIOC reserves the right to change these exchange guidelines at its discretion.

Note: The NYSE's normal closing time is 4:00 p.m. (ET); in the event the NYSE alters its closing time, all references below to 4:00 p.m. (ET) shall mean the NYSE closing time as altered.

Mutual Funds

Exchanges Between Mutual Funds

Participants may contact Fidelity on any day to exchange between mutual funds. If the request is confirmed before the close of the market (generally, 4:00 p.m. ET) on a business day, it will receive that day's trade date. Requests confirmed after the close of the market on a business day (or on any day other than a business day) will be processed on a next business day basis.

Stock Funds

Provided that the Stock Funds are open for purchases and sales of units, the following rules will govern exchanges:

Exchanges From Mutual Funds to Stock Funds

Participants may contact Fidelity on any day to exchange from mutual funds into the Stock Funds. If the request is confirmed before the close of the market (generally, 4:00 p.m. ET) on a business day, it will receive that day's trade date. Requests confirmed after the close of the market on a business day (or on any day other than a business day) will be processed on a next business day basis.

Exchanges From Stock Funds to Mutual Funds

Participants may contact Fidelity on any day to exchange from the Stock Funds to mutual funds. If Fidelity accepts the request conditionally before the close of the market (generally 4:00 p.m. ET) on any business day and Available Liquidity is sufficient to honor the trade after

Specified Hierarchy rules are applied, it will receive that day's trade date. Requests accepted conditionally after the close of the market on any business day (or on any day other than a business day) will be processed on a next business day basis, subject to Available Liquidity for such day after application of Specified Hierarchy rules. If Available Liquidity on any day is insufficient to honor the trade after application of Specified Hierarchy rules, it will be suspended until Available Liquidity is sufficient, after application of specified hierarchy rules, to honor such trade, and it will receive the trade date and Closing Price of the date on which it was processed.

Exchange Restrictions

Participants shall not be permitted to make contributions or exchanges into the Arch Coal Stock Fund.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: Philip W Block 4/30/01 Date	By: Carolyn Fedder 6/11/01 Vice President Date

SCHEDULE "K"

AVAILABLE LIQUIDITY PROCEDURES FOR UNITIZED SPONSOR STOCK FUND

The following procedures shall govern sales of the Sponsor Stock Fund requested for a day on which Available Liquidity is insufficient:

1. Loans, withdrawals and distributions will be aggregated and placed first in the hierarchy. If Available Liquidity is sufficient for the aggregate of such transactions, all such loans, withdrawals and distributions will be honored.

2. If Available Liquidity has not been exhausted by the aggregate of loans, withdrawals and distributions, then all remaining transactions involving a sale of units in the Sponsor Stock Fund shall be grouped on the basis of when such requests were received, in accordance with standard procedures maintained by the Trustee for such grouping as they may be amended from time to time. To the extent of Available Liquidity, all transactions in a group shall be honored, on a FIFO basis. If Available Liquidity is insufficient to honor all transactions within a group, then none of such transactions in the group shall be honored.

3. Transactions not honored on a particular day due to insufficient Available Liquidity shall be honored, using the hierarchy specified above, on the next business day on which there is Available Liquidity.